As submitted confidentially with the U.S. Securities and Exchange Commission on January 25, 2021.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Tech and Energy Transition Corporation
(Exact name of registrant as specified in its charter)

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Delaware	6770	83-0781939
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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125 W 55th St
New York, NY 10019
Telephone: (212) 231-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808
Telephone: (800) 927-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Thomas J. Ivey, Esq. Gregg Noel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1400 Palo Alto, CA 94301 (650) 470-4500	Frank Lopez, Esq. Jonathan Ko, Esq. Paul Hastings LLP 200 Park Avenue New York, NY 10166 (212) 318-6000

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-third of one redeemable warrant(2)	40,250,000	$10.00	$402,500,000	$52,244.50
Shares of Class A common stock included as part of the units(3)(4)	40,250,000	—	—	—	(5)
Redeemable warrants included as part of the units(3)(4)	13,416,667	—	—	—	(5)
Total			$402,500,000	$52,244.50

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(1)      Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended, or the Securities Act.

(2)      Includes 5,250,000 units, consisting of 5,250,000 Class A common stock and 1,750,000 warrants, which may be issued upon exercise of a 45-day option to purchase additional units granted to the underwriters.

(3)      Pursuant to Rule 416 under the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4)      Maximum number of shares of Class A common stock and redeemable warrants, as applicable, included in the units described above, including those that may be issued upon exercise of a 45-day option granted to the underwriters described above.

(5)      No fee pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2021

P R E L I M I N A R Y   P R O S P E C T U S

$350,000,000

Tech and Energy Transition Corporation

35,000,000 Units

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Tech and Energy Transition Corporation is a blank check company formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.

This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one share of our Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as described in this prospectus, and only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of 30 days after the completion of our initial business combination and 12 months from the closing of this offering, and will expire five years after the completion of our initial business combination or earlier upon redemption or liquidation, as described in this prospectus. Subject to the terms and conditions described in this prospectus, we may redeem the warrants once the warrants become exercisable. We have also granted the underwriters a 45-day option to purchase up to an additional 5,250,000 units.

We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of our Class A common stock upon the completion of our initial business combination at a per share price described herein, payable in cash, subject to the limitations described herein. If we have not completed our initial business combination within 24 months from the closing of this offering, we will redeem 100% of the public shares at a per share price described herein, payable in cash, subject to applicable law and as further described herein.

Our sponsor, Tech and Energy Transition Sponsor LLC, has committed to subscribe to purchase an aggregate of 6,900,000 warrants (or 7,600,000 warrants if the underwriters’ option to purchase additional units is exercised in full) at a price of $1.50 per warrant ($10,350,000 in the aggregate, or $11,400,000 in the aggregate if the underwriters’ option to purchase additional units is exercised in full) in a private placement that will close simultaneously with the closing of this offering. This subscription will be made pursuant to a private pro rata rights offering to our initial stockholders that we will conduct prior to the closing of this offering. Each private placement warrant entitles the holder thereof to purchase one share of our Class A common stock at $11.50 per share, subject to adjustment as described in this prospectus.

As of the date of this prospectus, our initial stockholders hold 10,062,500 shares of Class B common stock (up to 1,312,500 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised). The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as provided herein. Prior to our initial business combination, holders of our Class B common stock will have the right to elect all of our directors and may remove members of our board of directors for any reason. On any other matter submitted to a vote of our stockholders, holders of our Class B common stock and holders of our Class A common stock will vote together as a single class, except as required by applicable law or stock exchange rule.

Prior to this offering, there has been no public market for our units, Class A common stock or warrants. We intend to apply to list our units on the Nasdaq Capital Market (“Nasdaq”) under the symbol “TETCU” on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on Nasdaq. The Class A common stock and warrants constituting the units will begin separate trading on the 52nd day following the date of this prospectus (or, if such date is not a business day, the following business day), unless Citigroup Global Markets Inc. (“Citigroup”) informs us of its decision to allow earlier separate trading, subject to certain conditions. Once the securities constituting the units begin separate trading, we expect that the Class A common stock and warrants will be listed on Nasdaq under the symbols “TETC” and “TETCWS,” respectively.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves risks. Please see “Risk Factors” on page 37. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before expenses, to us
Per Share	$10.00	$0.55	$9.45
Total	$350,000,000	$19,250,000	$330,750,000

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(1)         Includes $0.35 per unit, or $12,250,000 (or up to $14,087,500 if the underwriters’ option to purchase additional units is exercised in full) in the aggregate, payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described herein. The deferred commissions will be released to the underwriters only on completion of an initial business combination, in an amount equal to $0.35 multiplied by the number of shares of Class A common stock sold as part of the units in this offering, as described in this prospectus. Does not include certain fees and expenses payable to the underwriters in connection with this offering. See also “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters.

Of the proceeds we receive from this offering and the sale of the private placement warrants described in this prospectus, $350.0 million, or $402.5 million if the underwriters’ option to purchase additional units is exercised in full ($10.00 per unit), will be deposited into a U.S.-based trust account with Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of interest to pay our taxes, our amended and restated certificate of incorporation will provide that none of the funds held in the trust account will be released from the trust account until the earliest of: (i) the completion of our initial business combination; (ii) the redemption of all of our public shares if we are unable to complete our initial business combination within 24 months from the closing date of this offering, subject to applicable law; or (iii) the redemption of our public shares properly submitted in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination within 24 months from the closing date of this offering or during any stockholder-approved extension period. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders.

The underwriters are offering the units for sale on a firm commitment basis. Delivery of the units will be made on or about               , 2021.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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Book-Running Managers

Citigroup	BofA Securities	Macquarie Capital

The date of this prospectus is               , 2021

We are responsible for the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We and the underwriters take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Trademarks

This prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies.

i

SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing.

Unless otherwise stated in this prospectus or the context otherwise requires, references to:

•        “amended and restated certificate of incorporation” mean our certificate of incorporation to be in effect upon the completion of this offering;

•        “common stock” mean our Class A common stock and our Class B common stock, collectively;

•        “directors” mean our current directors and our director nominees named in this prospectus;

•        “equity-linked securities” mean any debt or equity securities that are convertible, exercisable or exchangeable for shares of our Class A common stock issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt;

•        “founder shares” mean shares of our common stock, the shares of our Class B to be issued in the Recapitalization and the shares of our Class A common stock issued upon the automatic conversion thereof at the time of our initial business combination as provided herein (for the avoidance of doubt, such shares of common stock will not be “public shares”);

•        “initial stockholders” mean our sponsor, Dan Hesse and our independent directors, which collectively hold all of our founder shares immediately prior to this offering;

•        “letter agreement” mean the letter agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part;

•        “Macquarie” mean Macquarie Group (as defined below) together with its subsidiaries and funds (or similar vehicles) managed by such subsidiaries;

•        “Macquarie Accounts” mean Macquarie’s own accounts, accounts in which personnel of Macquarie have an interest, accounts of Macquarie’s clients, and pooled investment vehicles that Macquarie sponsors, manages or advises, including, without limitation, separately managed accounts and pooled investment vehicles such as mutual funds, collective trusts and alternative investment funds that are sponsored, managed or advised by Macquarie Capital (as defined below); provided, however, that we are not a Macquarie Account;

•        “Macquarie Capital” mean the Macquarie Capital division of Macquarie (which includes Macquarie Capital (USA) Inc., one of the underwriters of this offering);

•        “Macquarie Group” mean Macquarie Group Limited (ASX: MQG);

•        “management” or our “management team” mean our officers and directors;

•        “MIHI” mean MIHI LLC, a Delaware limited liability company and a subsidiary of Macquarie Group and a part of Macquarie Capital;

•        “private placement warrants” mean the warrants issued to our sponsor in a private placement simultaneously with the closing of this offering, which will be issued pursuant to a private pro rata rights offering to our initial stockholders that we will conduct prior to the closing of this offering;

•        “public shares” mean shares of our Class A common stock sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market);

•        “public stockholders” mean the holders of our public shares, including our sponsor, officers and directors to the extent our sponsor, officers or directors purchase public shares, provided that each of their status as a “public stockholder” shall only exist with respect to such public shares;

•        “specified future issuance” mean any issuance by us of equity or equity-linked securities following this offering to raise additional capital to complete our initial business combination, which issuances may be made to Macquarie, other Macquarie Accounts or their respective affiliates; provided that no such securities will have rights to any funds held in the trust account established in connection with this offering;

•        “sponsor” mean Tech and Energy Transition Sponsor LLC, a Delaware limited liability company directly controlled by MIHI, a wholly owned subsidiary of Macquarie Group and a part of Macquarie Capital;

•        “warrants” mean our redeemable warrants sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market) and the private placement warrants; and

•        “we,” “us,” “our” or the “company” mean Tech and Energy Transition Corporation, a Delaware corporation.

Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional units and the forfeiture by our sponsor and Dan Hesse of 1,312,500 founder shares, and that neither Dan Hesse nor our independent directors will exercise their rights to subscribe to purchase private placement warrants in the pro rata rights offering that we will conduct prior to the closing of this offering.

Macquarie Group, Macquarie Capital, MIHI and the sponsor are not authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia), and Macquarie Group, Macquarie Capital, MIHI and the sponsor’s obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Group, Macquarie Capital, MIHI or the sponsor.

General

We are a blank check company formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any potential business combination target.

We intend to capitalize on sector transformative events by focusing on companies that use or facilitate disruptive, differentiated technology to build, enable, service or manage businesses or infrastructure undergoing transformation. In particular, we intend to focus on private and public companies as potential initial business combination targets in end markets — software, technology enabled services, communications, internetworking, clean energy and industrial technology — that enable or support digital transformation. These sectors have attractive growth characteristics and address compelling opportunities, with demand drivers arising from the global migration towards the (i) use of intelligent networks, (ii) sourcing and production of clean energy and (iii) the adoption of digital technologies to optimize operational efficiencies. Although we may pursue an initial business combination in any business, industry or geographic location, we believe companies active in the Software, Communications, Energy Transition and tech-enabled services sectors are best aligned with our strategy.

Sponsor

Our sponsor is controlled by MIHI, a wholly owned subsidiary of Macquarie Group, and a part of Macquarie Capital. Macquarie Capital is the corporate advisory, capital markets and principal investment arm of Macquarie Group. Macquarie Capital provides varied services to corporate, financial sponsor and government clients involved in mergers and acquisitions, financing and recapitalizations, debt and equity fundraising, project finance and public private partnerships. Macquarie Capital has specialist expertise across a range of sectors and a comprehensive advisory and capital markets platform. Macquarie Capital’s unique sourcing capabilities and experience investing in public and private markets will make us a partner of choice for potential business combination targets. In 2019, Macquarie Capital was the leading global infrastructure financial advisor by deal volume and count.

Macquarie Capital employs approximately 2,000 staff in 35 offices across 31 markets and has a global principal investing team. Macquarie Capital’s investing capabilities include growth equity, private equity, venture capital, development capital, real estate, and debt, and the platform has invested $46 billion across approximately 1,000 deals since April 2008. Recent examples of such investments include Property Exchange Australia, Savion, LLC, Kentucky Communications Network Authority, Dovel Technologies LLC, Premier Technical Services Group PLC and TierPoint LLC.

Macquarie is committed to sustainable energy, having invested in or arranged over $5.5 billion of green projects in the year ended March 31, 2020. Macquarie has a dedicated Green Investment Group (“GIG”), one of the world’s largest teams of green energy investment specialists. Macquarie Capital has also been active in the digital infrastructure sector, having made numerous investments in data centers, fiber and wireless networks and internetworking infrastructure through dedicated teams located throughout the globe.

Macquarie Capital is a wholly owned operating division of Macquarie, a leading global financial institution with $372 billion in assets under management and operations in 31 markets as of March 31, 2020. Macquarie was founded in 1969, and over its long history, Macquarie has established itself as a preeminent investor, operator and advisor.

Investment Opportunity

The expenditures on digital transformation, including the global markets for communications, infrastructure technology and services, are projected to be in excess of $7 trillion dollars by 2023. Key drivers include increasing penetration and adoption of cloud services, communicable devices, systems and modes of intelligent transportation and transition from fossil fuels to renewables, as well as the use of artificial intelligence to support the efficient delivery of goods, services, energy and information.

We believe these macro market trends support our overall transaction thesis. In particular, we believe that two core areas present attractive investment opportunities for us and represent long-term opportunities for growth and value creation: (1) communications, industrial infrastructure and software and services sectors; and (2) energy, technology, and sustainability-focused sectors. First, the recent advancements in technology, 5G and digitalization, combined with the need for business enterprises, institutions, governments and consumers to upgrade and replace IT infrastructure will create investment opportunities for us as capacity demands, advances in cloud computing and the need for software and services proliferate. Second, the convergence of macroeconomic trends is accelerating the transition to a low or zero-carbon economy. Such factors include climate-friendly regulatory trends, improvements in underlying technologies and the social economic importance placed on sustainability by investors and customers. These tailwinds will drive innovation in technology, business models and services and create investment opportunities for us in the distributed generation, renewable fuels, grid scale batteries and fleet electrification sectors.

Multiple, independent positive trends underpin strength in our target sectors:

•        $2.33 trillion global Communications spend in 2027, growing at 5.0% CAGR 2020-2027

•        $7.4 trillion global investment in digital transformation in 2023, growing at 17.5% CAGR 2020-2023

•        $173 billion global energy as a service market in 2027, growing at 14.6% CAGR 2020-2027

•        $168 billion global Infrastructure Software spend by 2025, growing at 6.3% CAGR 2020-2025

•        $668 billion global 5G technology market size in 2026, growing at 122% CAGR 2020-2026

•        66% of global energy consumed in 2050 to be from renewable sources, up from 10% consumption today

Key secular trends supporting our target universe include:

•        Aging technology infrastructure in substantial need of upgrades, refurbishment and investment and 5G upgrades

•        Adoption of artificial intelligence reduces costs, improves accuracy and increases revenue in various traditional industries

•        Influence of technology in government services and industrial end-markets

•        SaaS and cloud services are becoming the default software delivery model

•        Shift to cleaner and more sustainable sources of energy, creating new products, services and business models

•        Increased availability, scale and choice of renewable energy in commercial and residential markets (IaaS and PaaS adoption)

Furthermore, the COVID-19 pandemic is driving radical changes in operating business models for organizations of all sizes. The digital transformation of enterprises and supporting infrastructure has enabled the uninterrupted provision of critical services during the COVID-19 pandemic, which has facilitated not only communication between people, but also has enabled continuity of business through remote operations. While the shocks from the pandemic are leading to reductions in fossil fuel consumption and emissions, the energy transition will require a summation of unique solutions in decarbonizing the interconnected energy system and achieving targets for net-zero emissions. These solutions will be supported by investment in clean energy technology industries, which has remained relatively resilient despite the uncertainties associated with the pandemic, increasing from 33% of total energy investment in previous years to 40% during 2020.

Further substantiating the significance of the pandemic period to our thesis:

•        93% of companies increased work from home, and 54% of those companies believe this will continue

•        55% of products are fully or partially digitized, up from 35% in 2019

•        97% of executives said COVID-19 accelerated their digital transformation roadmap

We believe that these trends will continue, and we intend to target businesses that will continue to benefit from these trends.

In view of the aforementioned market opportunities, business and consumer trends and rate of technology innovation, we believe that the following market sectors and sub-sectors offer target-abundant environments (although we may pursue targets outside of these sectors):

Communications: • Wireless, wireline service providers • Internetworking providers • Network optimization software • Billing and rating software and services • 5G implementation and roll-out	Enterprise Software: • Governance, risk management and compliance software • Cybersecurity and encryption • Transaction processing • Applications management	Energy technology: • Deployment of clean-tech solutions • Environmental sensing/emissions monitoring technology • Remediation • Renewable networks
Industrial technology: • IoT networking devices • Robotics and automation technology • Digital inspection, testing & measurement solutions • Risk-based operations (RBx) software

Industrial services:

•   Integration and delivery of infrastructure to C&I and federal, state and local governments (PaaS, IaaS)

•   Remote platform management

•   Risk-based inspection and operations

•   IoT service providers

Energy services: • Digitization of energy efficiency • IaaS (usage-based) • Logistics and supply chain energy optimization • Operations and maintenance • Infrastructure • Project management

Management Team

In addition to Macquarie Capital’s full range of sourcing resources, we will rely on and leverage the experience and networks of our management team members, each of whom has decades of experience in our target markets. Our management team members have grown and managed some of the most successful companies in the critical infrastructure sectors. The combined operating experience of our management team, coupled with Macquarie Capital’s sourcing capabilities, makes us well-positioned to identify, source, negotiate and execute an initial business combination with an attractive company or business in one of our target markets. We expect Macquarie Capital and our management team members to add value to a target company or business through strategic add-on acquisitions, capital structure optimization and reformation and operational improvements.

Mr. Dan Hesse will serve as our Executive Chairman.    Mr. Hesse most recently served as the Chief Executive Officer of Sprint (NYSE: S), the third largest US telecommunications company, from December 2007 to August 2014. During his tenure as CEO, the American Customer Satisfaction Index recognized Sprint as the most improved U.S. company in overall customer satisfaction across all 43 industries, and JD Power recognized Sprint 20 times for excellence in customer service. Sprint, at #3, was the only telecom company on Newsweek’s list of America’s 25 Greenest Companies, and Corporate Responsibility magazine awarded Mr. Hesse its Lifetime Achievement Award. Sprint’s improved performance is further demonstrated by Sprint’s #1 ranking among all S&P 500 companies for Total Shareholder Return, assuming reinvested dividends, during Mr. Hesse’s last two full calendar years as CEO. Prior to Sprint, Mr. Hesse was the Chairman and CEO of Embarq Corporation, a $6 billion-in-revenue telecommunications services company. Mr. Hesse spent 23 years at AT&T and rose to President and CEO of AT&T Wireless Services, at the time the United States’ largest wireless carrier. He received a BA from the University of Notre Dame, an MBA from Cornell University and an MS from the Massachusetts Institute of Technology. Mr. Hesse currently serves on the boards of directors of PNC (NYSE: PNC), where he chairs the Technology Subcommittee, and Akamai (NASDAQ: AKAM), where he chairs the Environmental, Social and Governance Committee. We believe Mr. Hesse’s accomplishments and reputation in the communications and technology industries will enable access to potential business combination targets.

Mr. John Spirtos serves as our President and Chief Executive Officer.    Mr. Spirtos is a Senior Advisor at Macquarie Capital and leads investing efforts in communication and technology infrastructure investing. Prior to working with Macquarie Capital, Mr. Spirtos held several leadership positions at General Electric (NYSE: GE), including Senior Managing Director at GE Ventures overseeing the new business creation function for GE. Prior to that, Mr. Spirtos served as Executive Vice President of Sales, Marketing and Corporate Development at iconectiv, which is the communications database division of LM Ericsson (NASDAQ: ERIC); CEO of GridPoint Inc., a privately held provider of IoT networking and energy management services; EVP of Comverse Technology (NASDAQ: CMVT), a global provider of real-time billing and rating solutions to telecoms and utilities; SVP of Corporate Development at NeuStar, Inc. (NYSE: NSR), a global provider of database management services; and President of Broadwing Communications (NASDAQ: BWNG), a national provider of communications services now owned by Lumen Technologies (previously CenturyTel, Inc.). Mr. Spirtos received a BS from University of California, a JD from Southwestern University and an MBA and LLM from Georgetown University.

Mr. Greg Callman serves as our Energy Sector Lead.    Mr. Callman is a Senior Managing Director and Global Head of Energy Technology at Macquarie Capital. Mr. Callman leads infrastructure development and corporate equity investments across categories such as grid scale energy storage, distributed energy, fleet electrification and residential energy. He brings 20 years of international experience as an operating executive, investor, consultant and public servant. Mr. Callman joined Macquarie Capital from Tesla, where he led the growth of the company’s energy business and charging infrastructure programs in the US, Europe and Australia/New Zealand. His team was responsible for landmark projects that include commercial and residential virtual power plants, standalone and PV-paired grid scale storage and a global network of high-power EV charging. Prior to Tesla, Mr. Callman served at the US Department of Energy, with both ARPA-E and the Recovery Act Team, where he focused on the commercialization of new and disruptive technologies. Mr. Callman holds an MA from the Johns Hopkins School of Advanced International Studies (SAIS) and was an interdisciplinary Echols Scholar at the University of Virginia, focused on biochemistry and evolutionary biology.

Mr. Stephan Feilhauer serves as our Chief Financial Officer.    Mr. Feilhauer is a Managing Director in Macquarie Capital’s Principal Finance Group, where he leads the investing efforts into growth stage companies at the intersection of technology with infrastructure, industrials and clean energy. He has 14 years of experience as an investor and researcher in the US, Europe and Asia. Mr. Feilhauer joined Macquarie Capital from Deutsche Bank’s principal investing, structured credit and corporate M&A teams in New York and Singapore. He began his career with Goldman Sachs in London, in the then newly-created ESG and thematic equity research team. He holds a BSc from the University of London (University College London and London School of Economics) and an engineering Master’s degree from the Massachusetts Institute of Technology, during the completion of which he also consulted for the World Bank. He serves on the board of trustees of the German School Brooklyn.

Mr. Gautham Srinivas serves as our Secretary.    Gautham Srinivas is a Managing Director and senior counsel in Macquarie Capital’s Principal Finance Group. He has 18 years of global experience at leading law firms and financial institutions in Sydney, London and New York. Mr. Srinivas previously worked in Macquarie Capital’s Sydney office and served on the boards of various Macquarie group companies and portfolio companies throughout the Asia Pacific region. Mr. Srinivas has experience in principal investments across the capital structure and in various sectors, including infrastructure, telecommunications, transportation, energy and real estate. Mr. Srinivas holds a Masters of Corporate Law from the University of Cambridge and is licensed to practice law in New South Wales (Australia), England and New York State.

Board of Directors

Our management team will be supported by a board of directors that enhances our broad network, execution experience and industry expertise.

Mr. Dan Hesse — Executive Chairman.

Mr. Lawrence Handen — Chair Investment Committee.    Mr. Handen is Senior Managing Director in Macquarie Capital’s Principal Finance Group, where he serves as the Global Head of Technology and Growth Equity Investing. He has more than 30 years of experience as an investor, operator and consultant. Throughout his career, Mr. Handen has been involved as a principal investor in more than 125 equity investments and acquisitions, served on the board of directors of more than 30 companies throughout the Americas and Australia and has advised over 100 other companies in various capacities. He joined Macquarie Capital from Insight Venture Partners, a leading technology-focused private equity and venture capital firm, where he served as Managing Director. Prior to Insight, Mr. Handen was a General Partner at UBS Capital where he led the firm’s Software, Internet & Services Group. Previously, he was a Partner at PricewaterhouseCoopers Consulting. While at PwC, Mr. Handen led a practice specializing in corporate-wide growth and recovery solutions for companies in the technology, information, communications and entertainment industries. Mr. Handen received a BA in Economics and Political Science from Bucknell University and an MBA in Finance from NYU’s Stern School of Business.

Mr. David Roseman — Co-Chair Investment Committee.    Mr. Roseman is currently the Chairman of Macquarie Capital’s Infrastructure and Energy Group, a team of over 250 professionals operating in all infrastructure, energy and utilities subsectors across the globe. Mr. Roseman was previously Macquarie Capital’s Head of the Infrastructure, Renewables and Utilities group for seven years. He joined Macquarie’s Project and Structured Finance Group in 1992. Prior to joining Macquarie, Mr. Roseman worked in the Banking and Finance Group at law firm Mallesons. Mr. Roseman previously served as Solicitor of the Supreme Court — New South Wales, Australia. He received a Bachelor of Economics (Hons) and Law at Monash University (Australia).

Ms. Virginia Breen — Independent Director.    Ms. Breen has 25 years of experience as an investor and board member in institutional private and public equity. She began her career at Donaldson, Lufkin & Jenrette (now Credit Suisse/First Boston) in investment banking in 1986 and moved to their venture capital affiliate, The Sprout Group, in 1988. Ms. Breen serves on the board of directors at UST Global Private Markets Fund, LLC, NB Private Markets Fund II, LLC, NB Private Markets Fund III, LLC, NB Crossroads Private Markets Fund IV Holdings LLC, NB Crossroads Private Markets Fund V Holdings LLC, NB Crossroads Private Markets Fund VI Holdings LLC, NB Crossroads Private Markets Access Fund, Jones Lang LaSalle Income Property Trust and Paylocity Holding Corporation (NASDAQ: PCTY). Ms. Breen also serves on the board of managers of the UBS A&Q Fund Complex and as a trustee for the Calamos Fund Complex. Ms. Breen holds an MBA with highest honors from Columbia University and an AB in Computer Science from Harvard College.

Advisory Board

In addition, we have established a senior advisory board to assist in the sourcing, evaluation and execution of the initial business combination. Our proposed advisors include:

Mr. Steven Elfman.    Mr. Elfman is the former president of Network Operations and Wholesale at Sprint, having had responsibility for Product, Technology Development, Network, Wholesale Operations, Value Added Services, Procurement & Real Estate and Digital. A proven leader and innovator in wireless technology, his expertise in wireless applications and Internet business models helped Sprint create a more open environment, enabling wireless data services for consumers, businesses and the machine to machine (M2M) market. Mr. Elfman joined the Sprint senior leadership team in May 2008. Prior to that, he was EVP of Infospace Mobile and, upon the acquisition by Motricity, he was appointed President and COO. He has also held leadership positions including EVP of Operations at Terabeam, CIO at AT&T Wireless and GE Capital Fleet services company and Head of IT for International Operations at 3M Company. He graduated from the University of Western Ontario in Canada with a degree in Computer Science and Business. Mr. Elfman has served on boards at Clearwire, Affirmed, Tethr, Syntonic, Goodman Networks, Bethany College and the Competitive Carrier Association and currently serves on the board of Smith Micro.

Executive Partners

The experience and operating capabilities of an executive partner can be an important component for a successful business combination in certain situations. We intend to recruit an executive who has the specific operating capabilities and experience needed by the target of the initial business combination to replace Mr. Hesse and Mr. Spirtos. At this time, we believe retaining the flexibility to match the executive partner with the right capabilities and experience to the eventual, specific target company allows us to evaluate opportunities and situations across the broadest range of sectors and will enable us to deliver the best initial business combination for our Investors.

At the time of our initial business combination, we expect our sponsor to agree to vesting or other terms relating to our founder shares that it believes best align our sponsor’s objectives with that of our post-initial business combination stockholders. We believe this alignment is an important evolution in the structure of special purpose acquisition companies and illustrates our commitment to delivering attractive returns to our investors. Please see “Description of Securities  — Founder Shares” for more information.

The past performance of the members of our management team, Macquarie or any of its affiliates is not a guarantee that we will be able to identify a suitable candidate for our initial business combination or of success with respect to any business combination we may consummate. You should not rely on the historical record of the performance of our management, Macquarie or any of its affiliates’ performance as indicative of our future performance. None of our directors has any previous experience as directors or officers with any blank check companies or special purpose acquisition companies.

Sourcing

We believe Macquarie Capital’s strong relationships and global transaction sourcing capabilities provide an advantage that will enable us to assemble a large and differentiated pipeline of potential business combination targets to evaluate for our initial business combination. Specifically, we intend to use the following sourcing channels extensively:

•        Macquarie Capital:    The advisory, capital raising and principal investing division of Macquarie. In the US, Macquarie Capital has specialist expertise across a range of sectors and a comprehensive advisory function that is aligned with our target areas. Macquarie Capital’s network of approximately 2,000 investment and transaction professionals across 31 markets can identify opportunities from private equity sponsors, corporate carve-outs and founder relationships, and we intend to leverage such relationships to create proprietary transaction opportunities. We have developed a proprietary database of potential companies that we intend to leverage during our search.

•        Our Management Team, Board Members and Advisors:    Our management team, board members and advisors have extensive experience investing in businesses in our target sectors, deep industry knowledge and operating expertise and have strong direct relationships with founders and senior executives at many companies that we intend to target. We believe our extensive relationships with executives will create unique transaction opportunities, enhance our credibility as a transaction partner and position us as the partner of choice.

•        Operating Networks:    We will continue to benefit from an extensive network of portfolio companies, consultants and operating partners who have previously provided access to investment opportunities and may refer potential business opportunities to us. Macquarie Capital has nearly 1,000 current and historical portfolio companies which we will leverage to identify proprietary opportunities for a potential business combination.

•        Other Investment Banks & Advisors:    While we believe the Macquarie Capital platform offers access to significant and differentiated deal flow, Macquarie Capital also maintains strong relationships with other Investment Banking firms, Financial Advisors, Consultants and third party advisors. To further bolster our sourcing advantage, we will also work closely with other Investment Banks and intermediaries during the search process to identify the right opportunities that fulfill our stated objectives.

Business Strategy

Combining our management team’s domain, operating and market sector expertise, Macquarie Capital’s sourcing strategies and the Macquarie Capital platform, we believe will generate attractive returns for shareholders by selecting a high-quality target, negotiating favorable acquisition terms at an attractive valuation and creating the foundation for improved operational performance of the acquired company. In particular, we expect to distinguish ourselves with our ability to:

•        Leverage Best-in-class Sourcing Capabilities of the Macquarie Capital Platform.    We believe our ability to access the best-in-class sourcing capabilities of the Macquarie Capital platform is a significant advantage. The multiple sourcing vectors available to us through Macquarie Capital include a network of executives, founders, sponsors, academics and consultants that we can use to identify and evaluate suitable target businesses that could benefit from our experience in structuring complex transactions, accessing capital for growth, deleveraging and operational and strategic expertise.

•        Bring Unique Rigor to the Process of Identifying and Structuring a Business Combination. Macquarie Capital has the investment capabilities and capital markets expertise necessary to consummate a successful business combination. The team’s demonstrated ability to identify, value and close large, complex transactions is a distinct advantage that is further bolstered by Macquarie Capital’s reputation, global footprint and significant investing capabilities.

•        Create a platform opportunity.    We believe we have the skills necessary to identify a company and give it a foundation for success. As part of its growth strategy, we may contemplate organic as well as potential inorganic growth opportunities that fit our strategy.

Competitive Strengths

We believe our platform will provide us with a significant pipeline of opportunities from which to evaluate potential business combinations that will benefit from our collective expertise, relationships and network. We believe that our competitive strengths include the following:

•        Purpose Built Sponsor.    We believe Macquarie Capital’s track record will be viewed favorably by target businesses in need of recapitalization, professionalized management, improved operating processes and controls, better access to industry relationships and strategic planning.

•        Proprietary Sourcing Channels and Leading Industry Relationships.    We believe deep personal relationships built over many years are critical not just in creating transaction opportunities, but also to position us as the partner of choice in any potential transaction. We believe the broad reach and deep relationships of Macquarie Capital with its clients, some of whom own or are associated with potential acquisition targets, will provide us with a differentiated and proprietary pipeline of acquisition opportunities that would be difficult for other participants in the market to replicate. We expect these sourcing capabilities will be further bolstered by Macquarie Capital’s reputation and track record as well as those of our management team, board of directors and advisory board. Macquarie Capital’s extensive network of senior level operating contacts will also allow us to identify and attract additional executive resources if the target requires additional managerial capabilities.

•        Deep Sector Expertise.    Macquarie Capital has extensive experience investing in and advising companies in our target sectors, such as software, services and infrastructure. Members of our management team, board of directors and advisory board have significant experience growing, operating and advising businesses in our sectors of interest. Across all the resources available to us, we believe we are well positioned not just to identify and assess potential acquisitions, but also to be the partner of choice in our target markets.

•        Investing Experience.    We believe Macquarie Capital’s deep experience investing in private and public markets, combined with our track record of identifying and sourcing a significant number of potential targets, positions us well to appropriately evaluate potential transactions and select one that will be well received by the public markets.

•        Capital Markets and M&A Expertise.    Our management team has a deep understanding of capital markets, as well as significant M&A experience, which are critical components of an effective SPAC management team. We will have the ability to leverage the expertise of the Macquarie Capital platform, including (i) an Equity Capital Markets group, the members of which are in regular dialogue with public market investors, and (ii) a global M&A platform, the members of which were involved in over $212 billion of transactions in the year ending March 31, 2020. Macquarie Capital has acted as investor and advisor in numerous SPACs over the past five years, creating a unique expertise to execute on our intended strategy. We believe that the combination of our management team and Macquarie Capital’s experience and network will allow us to effectively position our investment thesis for the initial business combination as well as for the combined company post-closing.

•        Financing Capabilities and Structuring Expertise.    Macquarie Capital has extensive experience in providing creative equity and debt-based financing solutions across a variety of market sectors, as a principal investor and as an advisor. We believe our expertise in arranging capital solutions will provide us with a material advantage in closing a transaction with a target company.

•        Access to Macquarie Capital’s Capabilities Post-Initial Business Combination.    We believe that potential sellers will be interested in a relationship with the Macquarie Capital platform and will look favorably upon Macquarie Capital’s involvement in a transaction, including as a significant investor after an initial business combination. Potential sellers may also have longstanding relationships with Macquarie Capital advisors and, therefore, may seek to engage with us following a business combination to focus on value creation and to potentially facilitate access to capital markets for further growth and provide acquisition advice to implement roll-up strategies.

Investment Criteria

Consistent with our strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective target businesses. We intend to use these criteria and guidelines in evaluating acquisition opportunities, but we may decide to enter into an initial business combination with a target business that does not meet these criteria or guidelines. We intend to focus on companies that provide value-added services and also:

•        Have a Leading Position in Attractive Industries.    We will seek to acquire a target company or business that holds a leading position in an industry with large addressable markets, strong secular growth and a favorable regulatory environment.

•        Have Demonstrated Organic Growth.    We will seek to acquire a business that has a track record of organic growth, particularly from the sale of recurring products and services into large and growing markets. Emphasis will be placed on companies that demonstrate the ability to up-sell and cross-sell to existing customers, maintain low overall churn rates and continue to innovate with new products and services through changing market conditions. Customer and product diversification along with strong overall industry growth will also be important factors in our selection process.

•        Have Strong Unit Economics.    We will seek to acquire a business that has demonstrated strong unit economics in its core products and markets. We will also look for a business capable of maintaining strong cash flow generation in the long term.

•        Have Opportunities for Inorganic Growth.    We will seek to acquire a business that can serve as a consolidator for future acquisitions, and we will use the skills of our management team, board and advisory board members to support such inorganic growth efforts.

•        Are Differentiated.    We will seek to acquire a business with a sustaining competitive differentiation. Sources of differentiation can include but are not limited to: patents, product development, brands, customer reputation or other Intellectual Property (IP), unique technical expertise and or personnel, innovative processes or proprietary sourcing and distribution/customer access.

•        Have a Committed and Exceptional Management Team.    We will seek to acquire a business with a professional management team whose members have distinguished themselves in terms of expertise, experience, performance, leadership and commitment. In addition to having a strong operating track record, we will look for team who demonstrate a high level of personal integrity. Where necessary, we will enhance the capabilities of the management team of the target business by recruiting additional talent through Macquarie Capital’s network of contacts.

We intend to seek a target with an aggregate enterprise value of approximately $750 million to $4.0 billion, determined according to reasonably accepted valuation standards and methodologies. We believe targeting companies of this size will provide a substantial number of opportunities for investment and will maximize the value of the collective network of our management team and Macquarie Capital.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management team may deem relevant. In the event that we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our stockholder communications related to our initial business combination, which, as discussed in this prospectus, would be in the form of proxy solicitation materials or tender offer documents that we would file with the SEC.

Our Acquisition Process

In evaluating a prospective target business, we expect to conduct a thorough due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as well as a review of financial, operational, legal and other information which will be made available to us. All potential transactions considered by the company will be reviewed and approved by an investment committee prior to submission to the full board of directors. The Investment Committee will initially consist of Mr. Handen, Mr. Roseman and Mr. Hesse. The consent of each member of the investment committee will be required for a potential transaction to be submitted for consideration by the full board of directors.

We are not prohibited from pursuing an initial business combination with a company that is or is affiliated with Macquarie, our sponsor, officers or directors, nor are we prohibited from doing so with a business that is affiliated with any Macquarie Account. In the event we seek to complete our initial business combination with a business that is affiliated with Macquarie, our sponsor, officers or directors, we, or a committee of independent and disinterested directors, will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority (“FINRA”), or from an independent accounting firm, that such initial business combination is fair to our company from a financial point of view.

Members of our management team may directly or indirectly own our securities following this offering, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

Each of our officers and directors presently has, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors become aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations to present the opportunity to such entity, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. We believe, however, that the fiduciary duties or contractual obligations of our officers or directors or Macquarie, or policies applicable to Macquarie, will not materially affect our ability to complete our initial business combination. Our amended and restated certificate of incorporation will provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

While Macquarie will not have any duty to offer acquisition opportunities to us, Macquarie may become aware of a potential transaction that may be an attractive opportunity for us, which it may or may not decide to share with us.

Macquarie is a worldwide, full-service investment banking, broker-dealer, asset management and financial services organization and a major participant in global financial markets. As such, Macquarie provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high net-worth individuals. Macquarie acts as an investment banker, research provider, investment adviser, financier, adviser, market maker, prime broker, derivatives dealer, lender, counterparty, agent, principal and investor. In those and other capacities, Macquarie advises clients in all major markets and purchases, sells, holds and recommends a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own account and for the accounts of clients, through client accounts and the relationships and products it sponsors, manages and advises. Macquarie has direct and indirect interests in the global fixed income, currency, commodity, equities, bank loan and other markets, and the securities and issuers, in which we and Macquarie Accounts may directly and indirectly invest.

Additionally, we may, but are not required to, engage Macquarie for services as a financial advisor in connection with identifying and investigating potential targets for our business combination. Conflicts may arise from Macquarie’s sponsorship of our company, its provision of services both to us (including as a financial advisor) and to third-party clients, as well as from actions undertaken by Macquarie for its own account. In performing services for other clients and also when acting for its own account, Macquarie may take commercial steps which may have an adverse effect on us. Any of Macquarie’s financial market activities may, individually or in the aggregate, have an adverse effect on us, and the interests of Macquarie or its clients or counterparties may at times be adverse to ours. Please see “Proposed Business — Certain Potential Conflicts of Interest Relating to Macquarie” for additional information regarding certain potential conflicts of interest relating to Macquarie.

Our sponsor is an affiliate of Macquarie Capital (USA) Inc., which we expect will be an underwriter in this offering. As a result of the sponsor’s holding capital stock of the company, Macquarie Capital (USA) Inc. is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable requirements of Rule 5121. Rule 5121 requires that a “qualified independent underwriter,” as defined in Rule 5121, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Citigroup has agreed to act as a “qualified independent underwriter” for this offering. We have agreed to indemnify Citigroup against certain liabilities incurred in connection with acting as a “qualified independent underwriter,” including liabilities under the Securities Act. In addition, Macquarie Capital (USA) Inc. will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder.

Initial Business Combination

Nasdaq rules require that an initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (excluding the amount of any deferred underwriting commissions). We refer to this as the 80% of fair market value test. The fair market value of the target or targets will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). Even though our board of directors will rely on generally accepted standards, our board of directors will have discretion to select the standards employed. In addition, the application of the standards generally involves a substantial degree of judgment. Accordingly, investors will be relying on the business judgment of the board of directors in evaluating the fair market value of the target or targets. The proxy solicitation materials or tender offer documents used by us in connection with any proposed transaction will provide public stockholders with our analysis of our satisfaction of the 80% of fair market value test, as well as the basis for our determinations. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, with respect to the satisfaction of such criteria. We do not currently intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination, although there is no assurance that will be the case.

We anticipate structuring our initial business combination so that the post-business combination company in which our public stockholders own or acquire shares will own or acquire 100% of the outstanding equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-business combination company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or stockholders or for other reasons, but we will only complete such business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Even if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target, our stockholders prior to our initial business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in our initial business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target, or issue a substantial number of new shares to third-parties in connection with financing our initial business combination. In such cases, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the outstanding equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired by us is what will be valued for purposes of the 80% of fair market value test. If our initial business combination involves more than one target business, the 80% of fair market value test will be based on the aggregate value of all of the target businesses.

Our amended and restated certificate of incorporation will require the affirmative vote of a majority of our board of directors, which must include a majority of our independent directors and the two director designees of our sponsor, to approve our initial business combination.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

Corporate Information

On December 4, 2017, M Acquisition IV Sponsor, LLC, an affiliate of our sponsor, purchased 100 shares of our common stock for an aggregate purchase price of $25,000. Prior to this initial investment, we had no assets, tangible or intangible. On December 9, 2020, we changed our name from M Acquisition Company IV Corporation to Tech and Energy Transition Corporation. On January 22, 2021, we effected a recapitalization pursuant to which each share of our common stock outstanding prior to this offering will be converted into 90,562.5 shares of our Class B common stock (the “Recapitalization”). Except as otherwise described herein, this prospectus, and its disclosure, gives effect to the Recapitalization.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

Our executive offices are located at 125 W 55th St, New York, NY 10019 and our telephone number is (212) 231-1000. Upon completion of this offering, our corporate website address will be [•]. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus or the registration statement of which this prospectus forms a part. You should not rely on any such information in making your decision whether to invest in our securities.

The Offering

In making your decision whether to invest in our securities, you should take into account not only the backgrounds of the members of our management team, but also the special risks we face as a blank check company and the fact that this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. You will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. You should carefully consider these and the other risks set forth in the section below entitled “Risk Factors.”

Securities offered

35,000,000 units (or 40,250,000 units if the underwriters’ option to purchase additional units is exercised in full), at $10.00 per unit, each unit consisting of:

•   one share of Class A common stock; and

•   one-third of one redeemable warrant to purchase one share of Class A common stock.

Proposed Nasdaq symbols	Units: “TETC-U” Class A Common Stock: TETC” Warrants: “TETC-WS”
Trading commencement and separation of Class A common stock and warrants

The units are expected to begin trading on or promptly after the date of this prospectus. The Class A common stock and warrants constituting the units will begin separate trading on the 52nd day following the date of this prospectus (or, if such date is not a business day, the following business day) unless Citigroup informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. Once the shares of Class A common stock and warrants commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into shares of Class A common stock and warrants. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least three units, you will not be able to receive or trade a whole warrant.

Additionally, the units will automatically separate into their component parts and will not be traded after completion of our initial business combination.

Separate trading of the Class A common stock and warrants is prohibited until we have filed a Current Report on Form 8-K

In no event will the Class A common stock and warrants be traded separately until we have filed with the SEC a Current Report on Form 8-K which includes an audited balance sheet of our company reflecting our receipt of the gross proceeds at the closing of this offering. We will file the Current Report on Form 8-K promptly after the closing of this offering. If the underwriters’ option to purchase additional units is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriters’ option to purchase additional units.

Units:
Number outstanding before this offering	0
Number outstanding after this offering	35,000,000(1)
Common stock:
Number outstanding before this offering	10,062,500(2)(4)
Number outstanding after this offering	43,750,000(1)(3)(4)
Warrants:
Number of private placement warrants to be sold in a private placement simultaneously with this offering	6,900,000(1)
Number of warrants to be outstanding after this offering and the sale of private placement warrants	18,566,667(1)
Exercisability

Each whole warrant is exercisable to purchase one share of our Class A common stock. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade.

Exercise price

$11.50 per share of Class A common stock, subject to adjustment as described herein.

In addition, if (x) we issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors and, (i) in the case of any such issuance to our sponsor or any of its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance, and (ii) to the extent that such issuance is made to our sponsor or any of its affiliates, without taking into account the transfer of founder shares or private placement warrants (including if such transfer is effectuated as a surrender to us and subsequent reissuance by us) by our sponsor in connection with such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our common stock during the 20 trading day period starting on the trading day prior

____________

(1)     Assumes no exercise of the underwriters’ option to purchase additional units and the forfeiture by our sponsor and Dan Hesse of 1,312,500 founder shares, and that neither Dan Hesse nor our independent directors will exercise their rights to subscribe to purchase private placement warrants in the pro rata rights offering that we will conduct prior to the closing of this offering.

(2)      Consists solely of founder shares and includes up to 1,312,500 shares that are subject to forfeiture by our sponsor and Dan Hesse depending on the extent to which the underwriters’ option to purchase additional units is exercised.

(3)      Includes 35,000,000 public shares and 8,750,000 founder shares.

(4)      Founder shares are classified as shares of Class B common stock, which shares will automatically convert into shares of Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as described below adjacent to the caption “Founder shares conversion and anti-dilution rights.”

to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below in “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger described below in “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

Exercise period

The warrants will become exercisable on the later of:

•   30 days after the completion of our initial business combination; and

•   12 months from the closing of this offering;

provided in each case that we have an effective registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We are not registering the shares of Class A common stock issuable upon exercise of the warrants at this time. However, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC, and within 60 business days following our initial business combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed; provided that, if our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement.

The warrants will expire at 5:00 p.m., New York City time, five years after the completion of our initial business combination or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to us and not placed in the trust account.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

•   in whole and not in part;

•   at a price of $0.01 per warrant;

•   upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and

•    if, and only if, the last reported sale price of our Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity-linked securities).

We will not redeem the warrants for cash unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act, including our (i) failure to have an effective registration statement by the 60th business day after the closing of the initial business combination as described in the immediately following paragraph or (ii) as a result of a notice of redemption described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”). If and when the warrants become redeemable by us, we may exercise our redemption rights even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A common stock (defined below) over the exercise price of the warrants by (y) the fair market value. Please see “Description of Securities — Warrants — Public Stockholders’ Warrants” for additional information.

The “fair market value” of our Class A common stock shall mean the average last reported sale price of our Class A common stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the typical warrant redemption features used in many other blank check offerings.

Except as described below, none of the private placement warrants will be redeemable by us so long as they are held by our sponsor or its permitted transferees.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00

Once the warrants become exercisable, we may redeem the outstanding warrants:

•   in whole and not in part;

•   at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined by reference to the table set forth under “Description of Securities — Warrants — Public Stockholders’ Warrants” based on the redemption date and the “fair market value” of our Class A common stock (as defined below); and

•   if, and only if, Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity-linked securities), the private placement warrants are also concurrently exercised on a cashless basis at the same price (equal to a number of Class A common stock) as the outstanding public warrants, as described above.

The “fair market value” of our Class A common stock for the above purpose shall mean the volume-weighted average price of our Class A common stock as reported during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. We will provide our warrant holders with the final fair market value no later than one business day after the ten-trading day period described above ends. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.365 shares of Class A common stock per whole warrant (subject to adjustment)

No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of shares of Class A common stock to be issued to the holder. Please see “Description of Securities — Warrants — Public Stockholders’ Warrants” for additional information.

Pursuant to the warrant agreement, references above to Class A common stock shall include a security other than Class A common stock into which the Class A common stock has been converted or exchanged for in the event we are not the surviving company in our initial business combination.

Election and removal of directors; voting rights

Prior to our initial business combination, only holders of our Class B common stock will have the right to vote on the election of directors. Holders of the Class A common stock will not be entitled to vote on the election of directors during such time. In addition, prior to our initial business combination, holders of a majority of the outstanding shares of our Class B common stock may remove a member of our board of directors for any reason. These provisions of our amended and restated certificate of incorporation may only be amended if approved by holders of a majority of at least 90% of the outstanding shares of our common stock voting at a stockholder meeting. With respect to any other matter submitted to a vote of our stockholders, including any vote in connection with our initial business combination, except as required by applicable law or stock exchange rule, holders of our Class A common stock and holders of our Class B common stock will vote together as a single class, with each share entitling the holder to one vote.

Founder shares

We were initially formed on December 4, 2017 and capitalized with $25,000. Prior to the initial investment in the company of $25,000, the company had no assets, tangible or intangible. The per share price of the founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued. On January 22, 2021, we undertook the Recapitalization and, as a result, our sponsor holds 9,056,250 shares of our Class B common stock (up to 1,181,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all). On January 22, 2021, we issued to Dan Hesse 1,006,250 shares of our Class B common stock (up to 131,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all) in exchange for an initial investment of $2,467. The number of founder shares to be issued in the Recapitalization was determined based on the expectation that the total size of this offering would be a maximum of 40,250,000 units if the underwriters’ option to purchase additional units is exercised in full, and therefore such founder shares would represent 20% of the issued and outstanding shares of common stock after this offering. If we increase or decrease the size of this offering, we will effect a subsequent stock split, stock dividend or share contribution back to capital, as applicable, immediately prior to the consummation of this offering in such amount as to maintain the ownership of our initial stockholders at 20% of the issued and outstanding shares of common stock after this offering. In addition, because of their ownership block, our initial stockholders may be able to effectively influence the outcome of all other matters requiring approval of our stockholders, including, amendments to our amended and restated certificate of incorporation and approval of significant corporate transactions. Prior to the closing of this offering, our sponsor intends to transfer 25,000 founder shares to each of our independent director nominees at their original purchase price. As such, our initial stockholders will collectively own 20% of the outstanding shares after this offering (assuming they do not purchase any units in this offering). Up to 1,312,500 founder shares are subject to forfeiture by our sponsor and Dan Hesse depending on the extent to which the underwriters’ option to purchase additional units is exercised.

The sponsor intends to reserve up to 5% of the founders shares for transfer to employees of the sponsor or the company (other than employees of Macquarie Capital) and advisory board members of the company who are helpful in connection with the initial business combination. Such transfers could take the form of profits interests in the sponsor or outright transfers of founders shares. All transferred founders shares would continue to bear the restrictions on transferability and access to the trust account that such shares currently bear.

The founder shares are identical to the shares of Class A common stock included in the units being sold in this offering, except that:

•   prior to our initial business combination, only holders of the Class B common stock have the right to vote on the election of directors and holders of a majority of the outstanding shares of our Class B common stock may remove members of our board of directors for any reason;

•   our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive: (1) their redemption rights with respect to any founder shares and public shares held by them, as applicable, in connection with the completion of our initial business combination; (2) their redemption rights with respect to any founder shares and public shares held by them in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to complete our initial business combination within 24 months from the closing of this offering or during any extended time that we have to consummate a business combination beyond 24 months as a result of a stockholder vote to amend our amended and restated certificate of incorporation (an “Extension Period”) (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame). If we submit our initial business combination to our public stockholders for a vote, our sponsor and each of our officers and directors have agreed to vote any founder shares and any public shares held by them in favor of our initial business combination. As a result, in addition to our initial stockholders’ founder shares, we would need 13,125,001, or 37.5% (assuming all issued and outstanding shares are voted and the option to purchase additional units is not exercised), or 2,187,501, or 6.25% (assuming only the minimum number of shares representing a quorum are voted and the option to purchase additional units is not exercised), of the 35,000,000 public shares sold in this offering to be voted in favor of a transaction, in order to have such initial business combination approved;

•   the founder shares are subject to certain transfer restrictions, as described in more detail below;

•   the founder shares are automatically convertible into shares of our Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described in more detail below; and

•   the holders of the founder shares are entitled to registration rights.

Transfer restrictions on founder shares

Our sponsor and each of our officers and directors have agreed not to transfer, assign or sell any founder shares held by them until the earlier to occur of: (1) one year after the completion of our initial business combination; and (2) subsequent to our initial business combination, (x) the date on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of common stock for cash, securities or other property or (y) if the last reported sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination (except as described herein under “Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants”). Any permitted transferees would be subject to the same restrictions and other agreements of our initial stockholders with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up. In addition, at the time of our initial business combination, we expect our sponsor to agree to vesting or other terms relating to our founder shares that it believes best align our sponsor’s objectives with that of our post-initial business combination stockholders. For example, in connection with initial business combinations, sponsors of other blank check companies have, in the recent past, subjected a certain number of their founder shares to vesting conditions based on the stock price of the blank check companies’ public stock, which our sponsor may elect to pursue if they believe it will help effectuate a business combination, although our sponsor has no obligation or other duty to do so.

Founder shares conversion and anti-dilution rights

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in this offering and related to the closing of our initial business combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of our Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of this offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with our initial business combination (net of the number of shares of Class A common stock redeemed in connection with our initial business combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in our initial business combination.

Private placement warrants

Our sponsor has committed to subscribe to purchase an aggregate of 6,900,000 private placement warrants (or 7,600,000 if the underwriters’ option to purchase additional units is exercised in full) at a price of $1.50 per warrant ($10,350,000 in the aggregate or $11,400,000 in the aggregate if the underwriters’ option to purchase additional units is exercised in full) in a private placement that will occur simultaneously with the closing of this offering. This subscription will be made pursuant to a private pro rata rights offering that will expire prior to the closing of this offering. In the pro rata rights offering, we will provide each of our initial stockholders with one non-transferable right for each founder share that they hold, with each right entitling its holder to subscribe to purchase up to              approximately              private placement warrants. Because our sponsor has committed to exercise its rights in full, it will purchase 6,900,000 private placement warrants (or 7,600,000 warrants if the underwriters’ option to purchase additional units is exercised in full) upon the closing of this initial public offering. While we do not expect our independent directors to exercise their rights, if they were to exercise such rights in full, Dan Hesse and our independent directors would purchase an aggregate of            private placement warrants at $1.50 per private placement warrant for total proceeds of $          . To the extent our independent directors do not exercise their rights, such rights will expire worthless. Our independent directors would purchase such private placement warrants on the same terms and conditions as our sponsor. The information in this prospectus assumes that our independent directors will not exercise their rights to subscribe to purchase private placement warrants in the pro rata rights offering. Each private placement warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as provided herein. A portion of the purchase price of the private placement warrants will be added to the proceeds from this offering to be held in the trust account. If we do not complete our initial business combination within 24 months from the closing of this offering or following any Extension Period, the proceeds of the sale of the private placement warrants held in the trust account will be used to fund the redemption of our public shares (subject to the requirements of applicable law) and the private placement warrants will expire worthless. The private placement warrants will not be redeemable by us so long as they are held by our sponsor or its permitted transferees, except as described above. If the private placement warrants are held by holders other than our sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold as part of this offering. Our sponsor, as well as its permitted transferees, have the option to exercise the private placement warrants on a cashless basis.

Transfer restrictions on private placement warrants

The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination, except as described below under “Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants.”

Proceeds to be held in trust account

The rules of Nasdaq provide that at least 90% of the gross proceeds from this offering and the sale of the private placement warrants be deposited in a trust account. Of the net proceeds we will receive from this offering and the sale of the private placement warrants described in this prospectus, $350.0 million ($10.00 per unit), or $402.5 million ($10.00 per unit) if the underwriters’ option to purchase additional units is exercised in full, will be deposited into a segregated U.S.-based trust account located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and $2.0 million will be used to pay expenses in connection with the closing of this offering and for working capital following this offering. The proceeds to be placed in the trust account include $12,250,000 (or up to $14,087,500 if the underwriters’ option to purchase additional units is exercised in full) in deferred underwriting commissions. The funds in the trust account will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries.

Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our taxes, if any, the funds held in the trust account will not be released from the trust account until the earliest of: (1) the completion of our initial business combination; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of all of our public shares if we have not completed our initial business combination within 24 months from the closing of this offering, subject to applicable law. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders.

Anticipated expenses and funding sources

Unless and until we complete our initial business combination, no proceeds held in the trust account will be available for our use, except the withdrawal of interest to pay taxes or to redeem our public shares in connection with an amendment to our amended and restated certificate of incorporation, as described above. The funds in the trust account will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Based upon current interest rates, we expect the trust account to generate approximately $350,000 of interest annually (assuming an interest rate of 0.10% per year). Unless and until we complete our initial business combination, we may pay our expenses only from:

•   the net proceeds of this offering and the sale of the private placement warrants not held in the trust account, which will be approximately $1,000,000 in working capital after the payment of approximately $2,350,000 in expenses relating to this offering; and

•   any loans or additional investments from our sponsor, members of our management team or any of their respective affiliates or other third parties, although they are under no obligation or other duty to loan funds to, or invest in, us, and provided that any such loans will not have any claim on the proceeds held in the trust account unless such proceeds are released to us upon completion of our initial business combination. If we complete our initial business combination, we expect to repay such loaned amounts out of the proceeds of the trust account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender at the time of the business combination. The warrants would be identical to the private placement warrants issued to our sponsor.

Conditions to completing our initial business combination

There is no limitation on our ability to raise funds privately (including pursuant to a specified future issuance) or through loans (including from Macquarie, other Macquarie Accounts or their respective affiliates) in connection with our initial business combination. Nasdaq rules require that an initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (excluding the amount of any deferred underwriting commissions). We do not currently intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination, although there is no assurance that will be the case.

If our board of directors is not able to independently determine whether the fair market value of the target business or businesses exceeds this threshold, we will obtain an opinion from an independent investment banking firm which is a member of FINRA or another independent entity that commonly renders valuation opinions. Our stockholders may not be provided with a copy of such opinion nor will they be able to rely on such opinion.

We will complete our initial business combination only if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target, our stockholders prior to our initial business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in our initial business combination transaction. If less than 100% of the outstanding equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired by us is what will be valued for purposes of the 80% of fair market value test, provided that in the event that our initial business combination involves more than one target business, the 80% of fair market value test will be based on the aggregate value of all of the target businesses.

Permitted purchases and other transactions with respect to our securities by our affiliates

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, directors, officers, advisors or any of their respective affiliates may purchase public shares or public warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation or other duty to do so. There is no limit on the number of securities such persons may purchase, or any restriction on the price that they may pay. Any such price per share may be different than the amount per share a public stockholder would receive if it elected to redeem its shares in connection with our initial business combination. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, directors, officers, advisors or any of their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. However, such persons have no current commitments, plans or intentions to engage in such purchases or other transactions and have not formulated any terms or conditions for any such purchases or other transactions. None of the funds in the trust account will be used to purchase public shares or public warrants in such transactions. Such persons will be subject to restrictions in making any such purchases when they are in possession of any material non-public information or if such purchases are prohibited by Regulation M under the Exchange Act. Please see “Proposed Business — Permitted purchases and other transactions with respect to our securities” for a description of how such persons will determine from which stockholders to enter into transactions with.

We will adopt an insider trading policy which will require insiders to: (1) refrain from purchasing securities during certain blackout periods and when they are in possession of any material non-public information; and (2) clear all trades with our legal counsel prior to execution. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.

We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules. Our sponsor, directors, officers, advisors or any of their respective affiliates will be restricted from making purchases if such purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

We expect that any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

The purpose of any such transaction could be to (1) vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining stockholder approval of the initial business combination, (2) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such transactions may result in the completion of our initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of our shares of Class A common stock or warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Redemption rights for public stockholders upon completion of our initial business combination

We will provide our public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of our initial business combination, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. The per share amount we will distribute to public stockholders who properly redeem their public shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. There will be no redemption rights upon the completion of our initial business combination with respect to our warrants. Our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination.

Manner of conducting redemptions

We will provide our public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination either: (1) in connection with a stockholder meeting called to approve the business combination; or (2) by means of a tender offer. Except as required by applicable law or stock exchange rules, the decision as to whether we will seek stockholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction. Asset acquisitions and stock purchases would not typically require stockholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our outstanding common stock or seek to amend our amended and restated certificate of incorporation would typically require stockholder approval. We intend to conduct redemptions without a stockholder vote pursuant to the tender offer rules of the SEC unless stockholder approval is required by applicable law or stock exchange listing requirement or we choose to seek stockholder approval for business or other reasons.

If a stockholder vote is not required and we do not decide to hold a stockholder vote for business or other reasons, we will, pursuant to our amended and restated certificate of incorporation:

•   conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

•   file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Upon the public announcement of our initial business combination, if we elect to conduct redemptions pursuant to the tender offer rules, we and our sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase shares of our Class A common stock in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public stockholders not tendering more than a specified number of public shares, which number will be based on the requirement that we may not redeem public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions, or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. If public stockholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete such initial business combination, and we instead may search for an alternate business combination (including, potentially, with the same target).

If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirement, or we decide to obtain stockholder approval for business or other reasons, we will:

•   conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

•   file proxy materials with the SEC.

We expect that a final proxy statement would be mailed to public stockholders at least 10 days prior to the stockholder vote. However, we expect that a draft proxy statement would be made available to such stockholders well in advance of such time, providing additional notice of redemption if we conduct redemptions in conjunction with a proxy solicitation. Although we are not required to do so, we currently intend to comply with the substantive and procedural requirements of Regulation 14A in connection with any stockholder vote even if we are not able to maintain our Nasdaq listing or Exchange Act registration.

If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of our common stock voted are voted in favor of the business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the company representing a majority of the voting power of all outstanding shares of capital stock of the company entitled to vote at such meeting. Our sponsor and each of our officers and directors will count towards this quorum and have agreed to vote any founder shares and any public shares held by them in favor of our initial business combination. We expect that at the time of any stockholder vote relating to our initial business combination, our initial stockholders and their permitted transferees will own at least 20% of our outstanding shares of common stock entitled to vote thereon. As a result, in addition to our initial stockholders’ founder shares, we would need 13,125,001, or 37.5% (assuming all issued and outstanding shares are voted and the option to purchase additional units is not exercised), or 2,187,501, or 6.25% (assuming only the minimum number of shares representing a quorum are voted and the option to purchase additional units is not exercised), of the 35,000,000 public shares sold in this offering to be voted in favor of a transaction, in order to have such initial business combination approved. These quorum and voting thresholds and agreements may make it more likely that we will consummate our initial business combination. Each public stockholder may elect to redeem its public shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Our amended and restated certificate of incorporation will provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions. Redemptions of our public shares may also be subject to a higher net tangible asset test or cash requirement pursuant to an agreement relating to our initial business combination. For example, the proposed business combination may require: (1) cash consideration to be paid to the target or its owners; (2) cash to be transferred to the target for working capital or other general corporate purposes; or (3) the retention of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event the aggregate cash consideration we would be required to pay for all shares of common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination on such terms or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination or seek to revise the terms of such business combination.

Tendering share certificates in connection with a tender offer or redemption rights

We may require our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the scheduled vote on the proposal to approve our initial business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, rather than simply voting against the initial business combination. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public stockholders to satisfy such delivery requirements, which will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares.

Limitation on redemption rights of stockholders holding more than 15% of the shares sold in this offering if we hold a stockholder vote

Notwithstanding the foregoing redemption rights, if we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation will provide that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, without our prior consent. We believe the restriction described above will discourage stockholders from accumulating large blocks of shares and subsequent attempts by such holders to use their ability to redeem their public shares as a means to force us or our sponsor or its affiliates to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public stockholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights against a business combination if such holder’s shares are not purchased by us or our sponsor or its affiliates at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem to no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our stockholders’ ability to vote all of their shares (including all shares held by those stockholders that hold more than 15% of the shares sold in this offering) for or against our initial business combination.

Redemption rights in connection with proposed amendments to our amended and restated certificate of incorporation

Some other blank check companies have a provision in their charter which prohibits the amendment of certain charter provisions. Our amended and restated certificate of incorporation will provide that any of its provisions (other than amendments relating to the appointment or removal of directors prior to our initial business combination, which require the approval of holders of a majority of at least 90% of the outstanding shares of our common stock voting at a stockholder meeting) related to pre-business combination activity (including the requirement to deposit proceeds of this offering and the sale of the private placement warrants into the trust account and not release such amounts except in specified circumstances and to provide redemption rights to public stockholders as described herein) may be amended if approved by holders of at least 65% of our outstanding common stock, and corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by holders of at least 65% of our outstanding common stock. Unless specified in our amended and restated certificate of incorporation or bylaws, or as required by applicable law or stock exchange rules, the affirmative vote of a majority of the outstanding shares of our common stock that are voted is required to approve any such matter voted on by our stockholders, and, prior to our initial business combination, the affirmative vote of holders of a majority of the outstanding shares of our Class B common stock is required to approve the election or removal of directors. Prior to an initial business combination, we may not issue additional securities that can vote pursuant to our amended and restated certificate of incorporation on any initial business combination or any amendments to our amended and restated certificate of incorporation. Our initial stockholders, who will beneficially own 20% of our common stock upon the closing of this offering (assuming they do not purchase any units in this offering), may participate in any vote to amend our amended and restated certificate of incorporation and/or trust agreement and will have the discretion to vote in any manner they may choose. Our sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares. Our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination. Any permitted transferees would be subject to the same restrictions and other agreements of our initial stockholders with respect to any founder shares.

Release of funds in trust account on closing of our initial business combination

On the completion of our initial business combination, all amounts held in the trust account will be disbursed directly by the trustee or released to us to pay amounts due to any public stockholders who properly exercise their redemption rights as described above under “Redemption rights for public stockholders upon completion of our initial business combination,” to pay the underwriters their deferred underwriting commissions, to pay all or a portion of the consideration payable to the target or owners of the target of our initial business combination and to pay other expenses associated with our initial business combination. If our initial business combination is paid for using equity or debt or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemption of our public shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

Redemption of public shares and distribution and liquidation if no initial business combination

Our sponsor, officers and directors have agreed that we will have only 24 months from the closing of this offering to complete our initial business combination. If we have not completed our initial business combination within such 24-month period or during any Extension Period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within such period.

Our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within 24 months from the closing of this offering or during any Extension Period. However, if our sponsor or any of our officers, directors or any of their respective affiliates then hold any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time frame to complete our initial business combination. The underwriters have agreed to waive their rights to their deferred underwriting commission held in the trust account in the event we do not complete our initial business combination and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares.

Our sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions.

Limited payments to insiders

There will be no finder’s fees, reimbursements or cash payments made by us to our sponsor, officers or directors or our or any of their respective affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of this offering and the sale of the private placement warrants held in the trust account prior to the completion of our initial business combination:

•   repayment of an aggregate of up to $950,000 in loans made to us by an affiliate of our sponsor to cover offering-related and organizational expenses;

•   reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination;

•   payment to Macquarie Capital of its underwriting commission, fees for any financial advisory, placement agency or other similar investment banking services provided by it to our company, and reimbursement of Macquarie for any out-of-pocket expenses incurred by Macquarie in connection with the performance of such services; and

•   repayment of loans which may be made by our sponsor, an affiliate of our sponsor or our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. Except for the foregoing, the terms of such loans have not been determined nor have any written agreements been executed with respect thereto.

These payments may be funded using the net proceeds of this offering and the sale of the private placement warrants not held in the trust account or, upon completion of the initial business combination, from any amounts remaining from the proceeds of the trust account released to us in connection therewith.

Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers or directors or our or any of their respective affiliates.

Audit Committee

Prior to the effectiveness of this registration statement, we will have established and will maintain an audit committee to, among other things, monitor compliance with the terms described above and the other terms relating to this offering. If any noncompliance is identified, then the audit committee will be charged with the responsibility to promptly take all action necessary to rectify such noncompliance or otherwise to cause compliance with the terms of this offering. Please see “Management  — Committees of the Board of Directors  — Audit Committee” for additional information.

Conflicts of Interest

There are significant potential conflicts of interest that could negatively impact the performance of an investment in us. A number of these potential conflicts of interest, including those that may be associated with the financial or other interests of Macquarie, are discussed in more detail elsewhere in this prospectus. They are not, and are not intended to be, a complete enumeration or explanation of all of the potential conflicts of interest that may arise.

In addition, certain of our officers, directors and director nominees presently have, and any of them in the future may have, additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director may be required to present a business combination opportunity to such entities. Such entities may compete with us for acquisition opportunities. If such entities decide to pursue any such opportunity, we may be precluded from pursuing such opportunities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for one or more entities to which he or she has fiduciary, contractual or other obligations or duties, he or she will honor these obligations and duties to present such business combination opportunity to such entities first, and only present it to us if such entities reject the opportunity and he or she determines to present the opportunity to us. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability complete our business combination. Our certificate of incorporation will provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. For more information, see the section entitled “Management  — Conflicts of Interest.” Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities that are engaged in a business similar to ours.

Macquarie Capital (USA) Inc. is deemed to have a “conflict of interest” within the meaning Rule 5121 of FINRA. Accordingly, this offering is being made in compliance with the applicable provisions of FINRA Rule 5121. FINRA Rule 5121 prohibits Macquarie Capital (USA) Inc. from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement and exercise its usual standards of due diligence with respect thereto. Citigroup is acting as “qualified independent underwriter” for this offering. See “Underwriting (Conflict of Interest)” for more information.

Indemnity

Our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below: (1) $10.00 per public share; or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company and, therefore, our sponsor may not be able to satisfy those obligations. We have not asked our sponsor to reserve for such obligations.

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•        We are a recently incorporated company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

•        Past performance by our management team or their respective affiliates may not be indicative of future performance of an investment in us.

•        Our public stockholders may not be afforded an opportunity to vote on our proposed initial business combination, which means we may complete our initial business combination even though a majority of our public stockholders do not support such a combination.

•        Your only opportunity to affect the investment decision regarding a potential business combination may be limited to the exercise of your right to redeem your shares from us for cash.

•        If we seek stockholder approval of our initial business combination, our sponsor and members of our management team have agreed to vote in favor of such initial business combination, regardless of how our public stockholders vote.

•        The ability of our public stockholders to redeem their public shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

•        The ability of our public stockholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination or optimize our capital structure.

•        The ability of our public stockholders to exercise redemption rights with respect to a large number of our shares could increase the probability that our initial business combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

•        The requirement that we consummate an initial business combination within 24 months after the closing of this offering may give potential target businesses leverage over us in negotiating a business combination and may limit the time we have in which to conduct due diligence on potential business combination targets, in particular as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our public stockholders.

•        Our search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by the recent coronavirus (COVID-19) outbreak and the status of debt and equity markets.

•        We may not be able to consummate an initial business combination within 24 months after the closing of this offering, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate.

•        If we seek stockholder approval of our initial business combination, our sponsor, directors, executive officers, advisors and their affiliates may elect to purchase public shares or warrants, which may influence a vote on a proposed business combination and reduce the public “float” of our Class A common stock or public warrants.

•        If a public stockholders fails to receive notice of our offer to redeem our public shares in connection with our initial business combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

•        You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

•        Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

•        You will not be entitled to protections normally afforded to investors of many other blank check companies.

•        If we seek stockholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of stockholders are deemed to hold in excess of 15% of our Class A common stock, you will lose the ability to redeem all such shares in excess of 15% of our Class A common stock.

•        Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we have not consummated our initial business combination within the required time period, our public stockholders may receive only approximately $10.00 per public share, or less in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless.

SUMMARY FINANCIAL DATA

The following table summarizes our relevant historical financial data and should be read with our historical financial statements which are included elsewhere in this prospectus. We have not had any significant operations to date, so only balance sheet data is presented.

	December 31, 2020
	Actual	As Adjusted
Balance Sheet Data
Working capital (deficiency)(1)	$(87,708)	$338,774,673
Total assets(2)	$140,005	$351,024,673
Total liabilities	$115,332	$12,250,000
Value of Class A common stock that may be redeemed in connection with our initial business combination ($10.00 per share)(3)(4)	$—	$333,774,670
Stockholders’ (deficiency) equity(3)	$24,673	$5,000,003

____________

(1)      The “as adjusted” calculation includes $350,000,000 cash held in trust from the proceeds of this offering, assuming no exercise of the underwriters’ option to purchase additional units, and the sale of the private placement securities plus $1,000,000 in cash held outside the trust account, plus $24,673 of stockholder’s equity at December 31, 2020, less $12,250,000 of deferred underwriting commissions.

(2)      The “as adjusted” calculation equals $350,000,000 cash held in trust from the proceeds of this offering and the sale of the private placement securities, plus $1,000,000 in cash held outside the trust account, plus $24,673 of stockholder’s equity at December 31, 2020.

(3)      The “as adjusted” calculation equals the “as adjusted” total assets, less the “as adjusted” total liabilities, less the “as adjusted” stockholders’ equity, which is set to approximate the minimum net tangible assets threshold of at least $5,000,001.

(4)      Excludes 33,377,467 shares of common stock purchased in the public market which are subject to redemption in connection with our initial business combination. The “as adjusted” calculation equals the “as adjusted” total assets, less the “as adjusted” total liabilities, less the value of common shares that may be redeemed in connection with our initial business combination (approximately $10.00 per share).

The “as adjusted” information gives effect to the sale of the units in this offering, the sale of the private placement securities and the payment of the estimated expenses of this offering. The “as adjusted” total assets amount includes the $350,000,000 held in the trust account for the benefit of our public stockholders, which amount will be available to us only upon the completion of our initial business combination within 24 months from the closing of this offering.

If we do not complete our initial business combination within 24 months from the closing date of this offering or during any Extension Period, the proceeds then on deposit in the trust account, including interest earned on the trust account deposits (which interest shall be net of taxes payable and less up to $100,000 to pay dissolution expenses) will be used to fund the redemption of our public shares. Our sponsor and each of our officers and directors have entered into a letter agreement with us pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares they hold if we fail to complete our initial business combination within such 24-month time period or during any Extension Period.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Relating to our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks

We are a blank check company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We have no operating results, and we will not commence operations until obtaining funding through this offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination with one or more target businesses. We have no plans, arrangements or understandings with any prospective target business concerning a business combination and may be unable to complete our initial business combination. If we fail to complete our initial business combination, we will never generate any operating revenues.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

At December 31, 2020, we had no cash and a working capital deficiency of $87,708. Further, we have incurred and expect to continue to incur significant costs in pursuit of our financing and acquisition plans. Management’s plans to address this need for capital through this offering are discussed in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We cannot assure you that our plans to raise capital or to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

Our public stockholders may not be afforded an opportunity to vote on our proposed initial business combination, which means we may complete our initial business combination even though a majority of our public stockholders do not support such a combination.

We may not hold a stockholder vote to approve our initial business combination unless the business combination would require stockholder approval under applicable law or stock exchange listing requirements or if we decide to hold a stockholder vote for business or other reasons. For instance, Nasdaq rules currently allow us to engage in a tender offer in lieu of a stockholder meeting but would still require us to obtain stockholder approval if we were seeking to issue more than 20% of our outstanding shares to a target business as consideration in any business combination. Therefore, if we were structuring a business combination that required us to issue more than 20% of our outstanding shares, we would seek stockholder approval of such business combination. However, except as required by applicable law or stock exchange rules, the decision as to whether we will seek stockholder approval of a proposed business combination or will allow stockholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors, such as the timing of the transaction. Accordingly, we may consummate our initial business combination even if holders of a majority of our outstanding public shares do not approve of the business combination we consummate. Please see “Proposed Business — Stockholders May Not Have the Ability to Approve Our Initial Business Combination” for additional information.

If we seek stockholder approval of our initial business combination, our sponsor, officers and directors have agreed to vote in favor of such initial business combination, regardless of how our public stockholders vote.

Our sponsor and each of our officers and directors have agreed (and their permitted transferees will agree) to vote any founder shares and any public shares held by them in favor of our initial business combination. As a result, in addition to our initial stockholders’ founder shares, we would need 13,125,001, or 37.5% (assuming all issued and outstanding shares are voted and the option to purchase additional units is not exercised), or 2,187,501, or 6.25% (assuming only the minimum number of shares representing a quorum are voted and the option to purchase additional units is not exercised), of the 35,000,000 public shares sold in this offering to be voted in favor of a transaction, in order to have such initial business combination approved. We expect that our initial stockholders and their permitted transferees will own at least 20% of our outstanding shares of common stock at the time of any such stockholder vote. Accordingly, if we seek stockholder approval of our initial business combination, it is more likely that the necessary stockholder approval will be received than would be the case if our initial stockholders and their permitted transferees agreed to vote their founder shares in accordance with the majority of the votes cast by our public stockholders.

Your only opportunity to affect the investment decision regarding a potential business combination will be limited to the exercise of your right to redeem your shares from us for cash, unless we seek stockholder approval of such business combination.

At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of any target businesses. Additionally, since our board of directors may complete a business combination without seeking stockholder approval, public stockholders may not have the right or opportunity to vote on the business combination. Accordingly, if we do not seek stockholder approval, your only opportunity to affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights within the period of time (which will be at least 20 business days) set forth in our tender offer documents mailed to our public stockholders in which we describe our initial business combination.

The ability of our public stockholders to redeem their public shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

We may seek to enter into a business combination transaction agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public stockholders exercise their redemption rights, we would not be able to meet such closing condition and, as a result, would not be able to proceed with the business combination. The amount of the deferred underwriting commissions payable to the underwriters will not be adjusted for any shares that are redeemed in connection with a business combination and such amount of deferred underwriting discount is not available for us to use as consideration in an initial business combination. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions, or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. Consequently, if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001 or such greater amount necessary to satisfy a closing condition as described above, we would not proceed with such redemption and the related business combination and may instead search for an alternate business combination (including, potentially, with the same target). Prospective targets will be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us. If we are able to consummate an initial business combination, the per-share value of shares held by non-redeeming stockholders will reflect our obligation to pay the deferred underwriting commissions.

The ability of our public stockholders to exercise redemption rights with respect to a large number of our shares may not allow us to complete the most desirable business combination or optimize our capital structure.

At the time we enter into an agreement for our initial business combination, we will not know how many stockholders may exercise their redemption rights and, therefore, we will need to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price or requires us to have a minimum amount of cash at closing, we will need to reserve a portion of the cash in the trust account to meet such requirements or arrange for third-party financing. In addition, if a larger number of shares is submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account or arrange for third-party financing. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. The above considerations may limit our ability to complete the most desirable business combination available to us or optimize our capital structure.

The ability of our public stockholders to exercise redemption rights with respect to a large number of our shares could increase the probability that our initial business combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your stock.

If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, the probability that our initial business combination would be unsuccessful increases. If our initial business combination is unsuccessful, you would not receive your pro rata portion of the trust account until we liquidate the trust account. If you are in need of immediate liquidity, you could attempt to sell your stock in the open market; however, at such time our stock may trade at a discount to the pro rata amount per share in the trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your stock in the open market.

The requirement that we complete our initial business combination within the prescribed time frame may give potential target businesses leverage over us in negotiating a business combination and may limit the time we have in which to conduct due diligence on potential business combination targets, in particular as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our stockholders.

Any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete our initial business combination within 24 months from the closing of this offering. Consequently, such target business may obtain leverage over us in negotiating a business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the end of the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

We may not be able to complete our initial business combination within the prescribed time frame, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate, in which case our public stockholders may receive only $10.00 per share, or less than such amount in certain circumstances, and our warrants will expire worthless.

Our sponsor, officers and directors have agreed that we must complete our initial business combination within 24 months from the closing of this offering. We may not be able to find a suitable target business and complete our initial business combination within such time period. Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, the outbreak of COVID-19 continues to grow both in the U.S. and globally and, while the extent of the impact of the outbreak on us will depend on future developments, it could limit our ability to complete our initial business combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of COVID-19 may negatively impact businesses we may seek to acquire. It may also have the effect of heightening many of the other risks described in this ‘‘Risk Factors’’ section, such as those related to the market for our securities and cross-border transactions.

If we have not completed our initial business combination within such time period or during any Extension Period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may receive only $10.00 per share, or less than $10.00 per share, on the redemption of their shares, and our warrants will expire worthless. Please see “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors herein.

Our search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by the recent coronavirus (COVID-19) outbreak and the status of debt and equity markets.

In March 2020 the World Health Organization characterized the outbreak as a “pandemic”. The COVID-19 outbreak has, and a significant outbreak of other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, and the operations and financial position of any potential target business with which we consummate a business combination could be materially and adversely affected. Furthermore, we may be unable to complete a business combination if ongoing concerns relating to COVID-19 continue to restrict travel; limit the ability to have meetings with potential investors or the target company’s personnel; or prevent vendors and services from being able to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts our search for a business combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to consummate a business combination, or the operations of a target business with which we ultimately consummate a business combination, may be materially adversely affected.

In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity in third-party financing being unavailable on terms acceptable to us or at all.

If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors or any of their respective affiliates may enter into certain transactions, including purchasing shares or warrants from the public, which may influence the outcome of our proposed business combination and reduce the public “float” of our securities.

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, directors, officers, advisors or any of their respective affiliates may purchase public shares or public warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation or other duty to do so. Such a purchase may include a contractual acknowledgement that such public stockholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our sponsor, directors, officers, advisors or any of their respective affiliates purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling public stockholders would be required to revoke their prior elections to redeem their public shares. The price per share paid in any such transaction may be different than the amount per share a public stockholder would receive if it elected to redeem its shares in connection with our initial business combination. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, directors, officers, advisors or any of their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. However, such persons have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. Please see “Proposed Business — Permitted purchases and other transactions with respect to our securities” for a description of how such persons will determine from which stockholders to enter into transactions with. The purpose of any such transaction could be to (1) vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining stockholder approval of the initial business combination, (2) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such transactions may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our Class A common stock or warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If a stockholder fails to receive notice of our offer to redeem our public shares in connection with our initial business combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

We will comply with the tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with our initial business combination. Despite our compliance with these rules, if a stockholder fails to receive our tender offer or proxy materials, as applicable, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the tender offer documents or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will describe the various procedures that must be complied with in order to validly tender or redeem public shares. For example, we may require our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer or proxy materials documents mailed to such holders, or up to two business days prior to the scheduled vote on the proposal to approve the initial business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically. In the event that a stockholder fails to comply with these procedures, its shares may not be redeemed. Please see “Proposed Business — Tendering stock certificates in connection with a tender offer or redemption rights.”

If we seek stockholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of stockholders are deemed to hold in excess of 15% of our Class A common stock, you will lose the ability to redeem all such shares in excess of 15% of our Class A common stock.

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation will provide that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, which we refer to as the “Excess Shares,” without our prior consent. However, our amended and restated certificate of incorporation does not restrict our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our initial business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your stock in open market transactions, potentially at a loss.

Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share, or less in certain circumstances, on our redemption of their stock, and our warrants will expire worthless.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, including, without limitation, Macquarie and other Macquarie Accounts, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there will be numerous target businesses we could potentially acquire with the net proceeds of this offering and the sale of the private placement warrants, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. Our sponsor or any of its affiliates (including Macquarie) may make additional investments in us, although our sponsor and its affiliates have no obligation or other duty to do so. Please see “Proposed Business — Certain Potential Conflicts of Interest Relating to Macquarie” for a discussion on certain limitations related to other resources Macquarie may, but is under no obligation or other duty to, provide us. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, our obligation to pay cash in connection with our public stockholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by target businesses. Any of these factors may place us at a competitive disadvantage in successfully negotiating and completing an initial business combination. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless. Please see “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors herein.

If the net proceeds of this offering and the sale of the private placement warrants not being held in the trust account are insufficient, it could limit the amount available to fund our search for a target business or businesses and complete our initial business combination and we will depend on loans from our sponsor or management team to fund our search, to pay our taxes and to complete our initial business combination. If we are unable to obtain such loans, we may be unable to complete our initial business combination.

Of the net proceeds of this offering and the sale of the private placement warrants, only approximately $1,000,000 will be available to us initially outside the trust account to fund our working capital requirements. In the event that our offering expenses exceed our estimate of $2,350,000, we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $2,350,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount. If we are required to seek additional capital, we would need to borrow funds from our sponsor, management team or other third parties to operate or may be forced to liquidate. Neither our sponsor, members of our management team nor any of their respective affiliates is under any obligation or other duty to loan funds to, or invest in, us in such circumstances. Any such loans may be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In such case, our public stockholders may receive only $10.00 per share, or less in certain circumstances, and our warrants will expire worthless. Please see “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors herein.

Subsequent to our completion of our initial business combination, we may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will identify all material issues that may be present with a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing. Accordingly, any stockholders or warrant holders who choose to remain a stockholder or warrant holder following our initial business combination could suffer a reduction in the value of their securities. Such stockholders or warrant holders are unlikely to have a remedy for such reduction in value.

Because we are neither limited to evaluating target businesses in a particular industry, sector or geographic area nor have we selected any specific target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business’s operations.

We may seek to complete a business combination with an operating company in any industry, sector or geographic area. However, we will not, under our amended and restated certificate of incorporation, be permitted to effectuate our initial business combination solely with another blank check company or similar company with nominal operations. Because we have not yet selected or approached any specific target business with respect to a business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we complete our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. We also cannot assure you that an investment in our units will ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in a business combination target. Accordingly, any stockholders or warrant holders who choose to remain a stockholder or warrant holder following our initial business combination could suffer a reduction in the value of their securities. Such stockholders or warrant holders are unlikely to have a remedy for such reduction in value.

Although we have identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our initial business combination with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our initial business combination may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified general criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we complete our initial business combination with a target that does not meet some or all of these criteria and guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce a prospective business combination with a target that does not meet our general criteria and guidelines, a greater number of stockholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, if stockholder approval of the transaction is required by applicable law or stock exchange rules, or we decide to obtain stockholder approval for business or other reasons, it may be more difficult for us to attain stockholder approval of our initial business combination if the target business does not meet our general criteria and guidelines. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless.

We may seek acquisition opportunities with an early stage company, a financially unstable business or an entity lacking an established record of revenue or earnings, which could subject us to volatile revenues or earnings, intense competition and difficulties in obtaining and retaining key personnel.

To the extent we complete our initial business combination with an early stage company, a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by numerous risks inherent in the operations of the business with which we combine. These risks include investing in a business without a proven business model and with limited historical financial data, volatile revenues or earnings, intense competition and difficulties in obtaining and retaining key personnel. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not be able to properly ascertain or assess all of the significant risk factors. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business.

We are not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm regarding fairness. Consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our company from a financial point of view.

Unless we complete our initial business combination with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm that the price we are paying is fair to our company from a financial point of view. If no opinion is obtained, our stockholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community. Such standards used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination.

We may engage the underwriters or one of their affiliates to provide additional services to us after this offering, which may include acting as financial advisor in connection with an initial business combination or as placement agent in connection with a related financing transaction. The underwriters are entitled to receive deferred commissions that will released from the trust only on a completion of an initial business combination. These financial incentives may cause the underwriters to have potential conflicts of interest in rendering any such additional services to us after this offering, including, for example, in connection with the sourcing and consummation of an initial business combination.

We may engage the underwriters or one of their affiliates to provide additional services to us after this offering, including, for example, identifying potential targets, providing financial advisory services, acting as a placement agent in a private offering or arranging debt financing. We may pay the underwriters or one of their affiliates fair and reasonable fees or other compensation that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with the underwriters or their affiliates and no fees or other compensation for such services will be paid to the underwriters or their affiliates prior to the date that is 60 days from the date of this prospectus, unless FINRA determines that such payment would not be deemed underwriter’s compensation in connection with this offering. The underwriters are also entitled to receive deferred commissions that are conditioned on the completion of an initial business combination. The fact that the underwriters’ or their affiliates’ financial interests are tied to the consummation of a business combination transaction may give rise to potential conflicts of interest in providing any such additional services to us, including potential conflicts of interest in connection with the sourcing and consummation of an initial business combination.

We may issue additional shares of Class A common stock to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue shares of Class A common stock upon the conversion of the Class B common stock at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions described herein. Any such issuances would dilute the interest of our stockholders and likely present other risks.

Our amended and restated certificate of incorporation will authorize the issuance of up to 500,000,000 shares of Class A common stock, par value $0.0001 per share and 50,000,000 shares of Class B common stock, par value $0.0001 per share. Immediately after this offering, there will be 447,333,333 and 41,250,000 (assuming in each case, that the underwriters have not exercised their option to purchase additional units) authorized but unissued shares of Class A and Class B common stock available, respectively, for issuance, which amount takes into account shares reserved for issuance upon exercise of outstanding warrants but not upon the conversion of the Class B common stock. Shares of Class B common stock are automatically convertible into shares of our Class A common stock at the time of our initial business combination, or earlier at the option of the holder, initially at a one-for-one ratio but subject to adjustment as set forth herein.

We may issue a substantial number of additional shares of Class A common stock in order to complete our initial business combination (including pursuant to a specified future issuance) or under an employee incentive plan after completion of our initial business combination. We may also issue shares of Class A common stock to redeem the warrants as described in “Description of Securities — Warrants — Public Stockholders’ Warrants — Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” or upon conversion of the Class B common stock at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions described herein. However, our amended and restated certificate of incorporation will provide, among other things, that prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to (1) receive funds from the trust account or (2) vote pursuant to our amended and restated certificate of incorporation on any initial business combination or any amendments to our amended and restated certificate of incorporation. The issuance of additional shares of common stock:

•        may significantly dilute the equity interest of investors in this offering, which dilution would increase if the anti-dilution provisions in the Class B common stock resulted in the issuance of Class A shares on a greater than one-to-one basis upon conversion of the Class B common stock;

•        could cause a change of control if a substantial number of shares of our common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us;

•        may adversely affect prevailing market prices for our units, Class A common stock and/or warrants; and

•        may not result in adjustment to the exercise price of our warrants.

Resources could be wasted in researching acquisitions that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share, or less than such amount in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless.

We anticipate that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to complete our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless. Please see “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors herein.

We may have a limited ability to assess the management of a prospective target business and, as a result, may affect our initial business combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our initial business combination with a prospective target business, our ability to assess the target business’s management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any stockholders or warrant holders who choose to remain a stockholder or warrant holder following our initial business combination could suffer a reduction in the value of their securities. Such stockholders or warrant holders are unlikely to have a remedy for such reduction in value.

The officers and directors of an acquisition candidate may resign upon completion of our initial business combination. The departure of a business combination target’s key personnel could negatively impact the operations and profitability of our post-combination business. The role of an acquisition candidate’s key personnel upon the completion of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with the acquisition candidate following our initial business combination, it is possible that members of the management of an acquisition candidate will not wish to remain in place. As a result, we may need to reconstitute the management team of the post-business combination company in connection with our initial business combination, which may adversely impact our ability to complete an acquisition in a timely manner or at all.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our stockholders’ investment in us.

Although we have no commitments as of the date of this prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following this offering, we may choose to incur substantial debt (including from Macquarie, other Macquarie Accounts or their respective affiliates) to complete our initial business combination. We have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the trust account. As such, no issuance of debt will affect the per share amount available for redemption from the trust account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:

•        default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•        our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•        our inability to pay dividends on our common stock;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may only be able to complete one business combination with the proceeds of this offering and the sale of the private placement warrants, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may materially negatively impact our operations and profitability.

The net proceeds from this offering and the sale of the private placement warrants will provide us with $351,000,000 (or $403,500,000 if the underwriters’ option to purchase additional units is exercised in full) that we may use to complete our initial business combination (which includes $12,250,000 or up to $14,087,500 if the underwriters’ option to purchase additional units is exercised in full, of deferred underwriting commissions being held in the trust account, and excludes estimated offering expenses of $2,350,000).

We may effectuate our initial business combination with a single target business or multiple target businesses simultaneously or within a short period of time. However, we may not be able to effectuate our initial business combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By completing our initial business combination with only a single entity our lack of diversification may subject us to numerous economic, competitive and regulatory risks. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

•        solely dependent upon the performance of a single business, property or asset; or

•        dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

We may attempt to simultaneously complete business combinations with multiple prospective targets, which may hinder our ability to complete our initial business combination and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to simultaneously acquire several businesses that are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete our initial business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We may attempt to complete our initial business combination with a private company about which little information is available, which may result in a business combination with a company that is not as profitable as we suspected, if at all.

In pursuing our acquisition strategy, we may seek to effectuate our initial business combination with a privately held company. Very little public information generally exists about private companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information, which may result in a business combination with a company that is not as profitable as we suspected, if at all.

Our management may not be able to maintain control of a target business after our initial business combination. We cannot provide assurance that, upon loss of control of a target business, new management will possess the skills, qualifications or abilities necessary to profitably operate such business.

We may structure our initial business combination so that the post-business combination company in which our public stockholders own or acquire shares will own less than 100% of the outstanding equity interests or assets of a target business, but we will only complete such business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for us not to be required to register as an investment company under the Investment Company Act. We will not consider any transaction that does not meet such criteria. Even if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target, our stockholders prior to our initial business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in our initial business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares of common stock in exchange for all of the outstanding capital stock of a target, or issue a substantial number of new shares to third-parties in connection with financing our initial business combination. In such cases, we would acquire a 100% interest in the target. However, as a result of the issuance of a substantial number of new shares of common stock, our stockholders immediately prior to such transaction could own less than a majority of our outstanding shares of common stock subsequent to such transaction. In addition, other minority stockholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s stock than we initially acquired. Accordingly, this may make it more likely that our management will not be able to maintain our control of the target business.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete our initial business combination with which a substantial majority of our stockholders do not agree.

Our amended and restated certificate of incorporation will not provide a specified maximum redemption threshold, except that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions, or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. As a result, we may be able to complete our initial business combination even though a substantial majority of our public stockholders do not agree with the transaction and have redeemed their shares or, if we seek stockholder approval of our initial business combination and do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to our sponsor, officers, directors, advisors or any of their respective affiliates. In the event the aggregate cash consideration we would be required to pay for all shares of common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination (including, potentially, with the same target).

In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments, including their warrant agreements. We cannot assure you that we will not seek to amend our amended and restated certificate of incorporation or governing instruments, including our warrant agreement, in a manner that will make it easier for us to complete our initial business combination that some of our stockholders or warrant holders may not support.

In order to effectuate an initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments, including their warrant agreements. For example, blank check companies have amended the definition of business combination, increased redemption thresholds, extended the time to consummate an initial business combination and, with respect to their warrants, amended their warrant agreements to require the warrants to be exchanged for cash and/or other securities. We cannot assure you that we will not seek to amend our charter or governing instruments or extend the time to consummate an initial business combination in order to effectuate our initial business combination. To the extent any such amendment would be deemed to fundamentally change the nature of any of the securities offered through the registration statement of which this prospectus forms a part, we would register, or seek an exemption from registration for, the affected securities.

Certain provisions of our amended and restated certificate of incorporation that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our trust account) may be amended with the approval of holders of at least 65% of our outstanding common stock, which is a lower amendment threshold than that of some other blank check companies. It may be easier for us, therefore, to amend our amended and restated certificate of incorporation and the trust agreement to facilitate the completion of an initial business combination that some of our stockholders may not support.

Some other blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to a company’s pre-business combination activity, without approval by holders of a certain percentage of the company’s stockholders. In those companies, amendment of these provisions typically requires approval by holders holding between 90% and 100% of the company’s public shares. Our amended and restated certificate of incorporation will provide that any of its provisions (other than amendments relating to the appointment or removal of directors prior to our initial business combination, which require the approval by holders of a majority of at least 90% of the outstanding shares of our common stock voting at a stockholder meeting) related to pre-business combination activity (including the requirement to deposit proceeds of this offering and the sale of the private placement warrants into the trust account and not release such amounts except in specified circumstances and to provide redemption rights to public stockholders as described herein) may be amended if approved by holders of at least 65% of our outstanding common stock, and corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by holders of at least 65% of our outstanding common stock. Unless specified in our amended and restated certificate of incorporation or bylaws, or as required by applicable law or stock exchange rules, the affirmative vote of a majority of the outstanding shares of our common stock that are voted is required to approve any such matter voted on by our stockholders, and, prior to our initial business combination, the affirmative vote of holders of a majority of the outstanding shares of our Class B common stock is required to approve the election or removal of directors. We may not issue additional securities that can vote pursuant to our amended and restated certificate of incorporation on any initial business combination or any amendments to our amended and restated certificate of incorporation. Our initial stockholders, who will beneficially own 20% of our common stock upon the closing of this offering (assuming they do not purchase any units in this offering), may participate in any vote to amend our amended and restated certificate of incorporation and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our amended and restated certificate of incorporation which will govern our pre-business combination behavior more easily than some other blank check companies, and this may increase our ability to complete our initial business combination with which you do not agree.

Our sponsor, officers and directors have agreed, pursuant to a written agreement, that they will not propose any amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their shares of Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, divided by the number of then outstanding public shares. These agreements are contained in a letter agreement that we have entered into with our sponsor, officers and directors. Our public stockholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against our sponsor, officers or directors for any breach of these agreements. As a result, in the event of a breach, our public stockholders would need to pursue a stockholder derivative action, subject to applicable law. We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination.

Although we believe that the net proceeds of this offering and the sale of the private placement warrants will be sufficient to allow us to complete our initial business combination, because we have not yet selected any target business we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of this offering and the sale of the private placement warrants prove to be insufficient, either because of the size of our initial business combination, the depletion of the available net proceeds in search of a target business, the obligation to redeem for cash a significant number of shares from stockholders who elect redemption in connection with our initial business combination or the terms of negotiated transactions to purchase shares in connection with our initial business combination, we may be required to seek additional financing (including pursuant to a specified future issuance or otherwise from Macquarie, other Macquarie Accounts or their respective affiliates) or to abandon the proposed business combination. We cannot assure you that such financing will be available on acceptable terms, if at all. None of Macquarie, the Macquarie Accounts or their respective affiliates is obligated to provide, or seek, any such financing or, except as expressly set forth herein, to provide any other services to us. To the extent that additional financing proves to be unavailable when needed to complete our initial business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, even if we do not need additional financing to complete our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after our initial business combination. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account, and our warrants will expire worthless.

Our initial stockholders will control the election of our board of directors until consummation of our initial business combination and will hold a substantial interest in us. As a result, they will elect all of our directors prior to our initial business combination and may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support.

Upon the closing of this offering, our initial stockholders will own 20% of our outstanding common stock (assuming they do not purchase any units in this offering). In addition, prior to our initial business combination, holders of our Class B common stock will have the right to appoint all of our directors and may remove members of our board of directors for any reason. Holders of our public shares will have no right to vote on the election of directors during such time. These provisions of our amended and restated certificate of incorporation may only be amended by holders of a majority of at least 90% of the outstanding shares of our common stock voting at a stockholder meeting. As a result, you will not have any influence over the election of directors prior to our initial business combination.

Neither our initial stockholders nor, to our knowledge, any of our officers or directors, have any current intention to purchase additional securities, other than as disclosed in this prospectus. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our Class A common stock. In addition, as a result of their substantial ownership in our company, our initial stockholders may exert a substantial influence on other actions requiring a stockholder vote, potentially in a manner that you do not support, including amendments to our amended and restated certificate of incorporation and approval of major corporate transactions. If our initial stockholders purchase any additional shares of common stock in the aftermarket or in privately negotiated transactions, this would increase their influence over these actions. Accordingly, our initial stockholders will exert significant influence over actions requiring a stockholder vote. Please see “Proposed Business — Permitted purchases and other transactions with respect to our securities.”

A provision of our warrant agreement may make it more difficult for us to consummate an initial business combination.

Unlike most blank check companies, if (x) we issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors and, (i) in the case of any such issuance to our sponsor or any of its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance, and (ii) to the extent that such issuance is made to our sponsor or any of its affiliates, without taking into account the transfer of founder shares or private placement warrants (including if such transfer is effectuated as a surrender to us and subsequent reissuance by us) by our sponsor in connection with such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below in “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger described below in “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price. This may make it more difficult for us to consummate an initial business combination with a target business.

Because we must furnish our stockholders with target business financial statements, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.

The federal proxy rules require that a proxy statement with respect to a vote on a business combination meeting certain financial significance tests include historical and/or pro forma financial statement disclosure in periodic reports. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements may be required to be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America, or GAAP, or international financial reporting standards as issued by the International Accounting Standards Board, or IFRS, depending on the circumstances and the historical financial statements may be required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such financial statements in time for us to disclose such financial statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate our initial business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2021. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls.

The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Changes in the market for directors and officers liability insurance could make it more difficult and more expensive for us to negotiate and complete an initial business combination.

In recent months, the market for directors and officers liability insurance for special purpose acquisition companies has changed. Fewer insurance companies are offering quotes for directors and officers liability coverage, the premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. There can be no assurance that these trends will not continue.

The increased cost and decreased availability of directors and officers liability insurance could make it more difficult and more expensive for us to negotiate an initial business combination. In order to obtain directors and officers liability insurance or modify its coverage as a result of becoming a public company, the post-business combination entity might need to incur greater expense, accept less favorable terms or both. However, any failure to obtain adequate directors and officers liability insurance could have an adverse impact on the post-business combination’s ability to attract and retain qualified officers and directors.

In addition, even after we were to complete an initial business combination, our directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the initial business combination. As a result, in order to protect our directors and officers, the post-business combination entity may need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for the post-business combination entity, and could interfere with or frustrate our ability to consummate an initial business combination on terms favorable to our investors.

Our initial business combination or reincorporation in another jurisdiction may result in taxes imposed on shareholders or warrant holders.

We may effect a business combination with a target company in another jurisdiction, reincorporate in the jurisdiction in which the target company or business is located, or reincorporate in another jurisdiction. Such transactions may result in tax liability for a shareholder or warrant holder in the jurisdiction in which the shareholder or warrant holder is a tax resident (or in which its members are resident if it is a tax transparent entity), in which the target company is located, or in which we reincorporate. In the event of a reincorporation pursuant to our initial business combination, such tax liability may attach prior to the consummation of redemptions of any of our public shares properly submitted to us for redemption in connection with such business combination. We do not intend to make any cash distributions to shareholders or warrant holders to pay such taxes.  Shareholders or warrant holders may be subject to withholding taxes or other taxes with respect to their ownership of us after a business combination or reincorporation.

Risks Relating to our Securities

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

Our public stockholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) the completion of our initial business combination, and then only in connection with those shares of Class A common stock that such stockholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of all of our public shares if we have not completed our initial business combination within 24 months from the closing of this offering, subject to applicable law and as further described herein. In addition, if we have not completed an initial business combination within the required time period for any reason, compliance with Delaware law may require that we submit a plan of dissolution to our then-existing stockholders for approval prior to the distribution of the proceeds held in our trust account. In that case, public stockholders may be forced to wait beyond the end of such period before they receive funds from our trust account. In no other circumstances will a public stockholder have any right or interest of any kind in or to the trust account. Holders of warrants will not have any right to the proceeds held in the trust account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We intend to apply to have our units listed on Nasdaq on or promptly after the date of this prospectus and our Class A common stock and warrants on or promptly after their date of separation. Although after giving effect to this offering we expect to meet the minimum initial listing standards set forth in Nasdaq listing standards, we cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future or prior to our initial business combination. In order to continue listing our securities on Nasdaq prior to our initial business combination, we must maintain certain financial, distribution and stock price levels. In general, we must maintain a minimum number of holders of our securities (generally 300 public stockholders). Generally, following our initial public offering, we must maintain a minimum amount in stockholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). Additionally, in connection with our initial business combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, our stock price would generally be required to be at least $4.00 per share, our stockholders’ equity would generally be required to be at least $5.0 million, we would be required to have a minimum of 300 round lot holders of our securities with at least 50% of such round lot holders holding securities with a market value of at least $2,500. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists any of our securities from trading on its exchange and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that our Class A common stock is a “penny stock” which will require brokers trading in our Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our units and eventually our Class A common stock and warrants will be listed on Nasdaq, our units, Class A common stock and warrants will qualify as covered securities under such statute. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under such statute and we would be subject to regulation in each state in which we offer our securities.

You will not be entitled to protections normally afforded to investors of many other blank check companies.

Since the net proceeds of this offering and the sale of the private placement warrants are intended to be used to complete an initial business combination with a target business that has not been selected, we may be deemed to be a “blank check” company under the U.S. securities laws. However, because we will have net tangible assets in excess of $5,000,000 upon the successful completion of this offering and the sale of the private placement warrants and will file a Current Report on Form 8-K, including an audited balance sheet of our company demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors in blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules. Among other things, this means our units will be immediately tradable and we will have a longer period of time to complete our initial business combination than do companies subject to Rule 419. Moreover, if this offering were subject to Rule 419, that rule would prohibit the release of any interest earned on funds held in the trust account to us unless and until the funds in the trust account were released to us in connection with our completion of our initial business combination. Please see “Proposed Business — Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419” for a more detailed comparison of our offering to offerings that comply with Rule 419.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Making such a request of potential target businesses may make our acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that we might pursue. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the trust account, due to claims of such creditors.

Our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below: (1) $10.00 per public share; or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Our sponsor may not have sufficient funds available to satisfy those obligations. We have not asked our sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our independent directors may decide not to enforce the indemnification obligations of our sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public stockholders.

In the event that the proceeds in the trust account are reduced below the lesser of: (1) $10.00 per public share; or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in certain instances. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable or the independent directors may determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public stockholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive (and any other persons who may become an officer or director prior to the initial business combination will also be required to waive) any right, title, interest or claim of any kind in or to any monies in the trust account and not to seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage stockholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a

“fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith by paying public stockholders from the trust account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.

If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our public stockholders in connection with our liquidation would be reduced.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•        restrictions on the nature of our investments; and

•        restrictions on the issuance of securities;

each of which may make it difficult for us to complete our initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

•        registration as an investment company with the SEC;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and compliance with other rules and regulations that we are currently not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. This offering is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of our primary business objective, which is a business combination; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (iii) absent a business combination, our return of the funds held in the trust account to our public stockholders as part of our redemption of the public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to consummate our initial business combination. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share on the liquidation of our trust account and our warrants will expire worthless. In certain circumstances, our public stockholders may receive less than $10.00 per share on the redemption of their shares. Please see “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors herein.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

Under the Delaware General Corporation Law, or the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following the 24th month from the closing of this offering (or the end of any Extension Period) in the event we do not complete our initial business combination and, therefore, we do not intend to comply with the foregoing procedures.

Because we do not intend to comply with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, consultants, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

We may not hold an annual meeting of stockholders until after we consummate our initial business combination and you will not be entitled to any of the corporate protections provided by such a meeting.

We may not hold an annual meeting of stockholders until after we consummate our initial business combination (unless required by Nasdaq) and thus may not be in compliance with Section 211(b) of the DGCL, which requires an annual meeting of stockholders be held for the purposes of electing directors in accordance with a company’s bylaws unless such election is made by written consent in lieu of such a meeting. Therefore, if our stockholders want us to hold an annual meeting prior to our consummation of our initial business combination, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL. Until we hold an annual meeting of stockholders, public stockholders may not be afforded the opportunity to discuss company affairs with management. In addition, prior to our business combination (a) as holders of our Class A common stock, our public stockholders will not have the right to vote on the appointment of our directors and (b) holders of a majority of the outstanding shares of our Class B common stock may remove a member of our board of directors for any reason.

We are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants except on a “cashless basis” and potentially causing such warrants to expire worthless.

We are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC, and within 60 business days following our initial business combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current, complete or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under applicable state securities laws and no exemption is available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of Class A common stock included in the units. There may be a circumstance where an exemption from registration exists for holders of our private placement warrants to exercise their warrants while a corresponding exemption does not exist for holders of the public warrants included as part of units sold in this offering. In such an instance, our sponsor and its permitted transferees (which may include our directors and officers) would be able to exercise their warrants and sell the shares of Class A common stock underlying their warrants while holders of our public warrants would not be able to exercise their warrants and sell the underlying shares of Class A common stock. The warrants may not be exercised for cash unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act, including our (i) failure to have an effective registration statement by the 60th business day after the closing of the initial business combination as described in the immediately following paragraph or (ii) as a result of a notice of redemption described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”). The private placement warrants will not be redeemable by us so long as they are held by our sponsor or its permitted transferees, except as described under “Description of Securities — Warrants — Public Stockholders’ Warrants — Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”. If the private placement warrants are held by holders other than our sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold as part of this offering. Our sponsor, as well as its permitted transferees, have the option to exercise the private placement warrants on a cashless basis.

The grant of registration rights to our initial stockholders and their permitted transferees may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of our Class A common stock.

Pursuant to an agreement to be entered into on or prior to the closing of this offering, at or after the time of our initial business combination, our initial stockholders and their permitted transferees can demand that we register the resale of their founder shares after those shares convert to shares of our Class A common stock. In addition, our sponsor and its permitted transferees can demand that we register the resale of the private placement warrants and the shares of Class A common stock issuable upon exercise of the private placement warrants, and holders of warrants that may be issued upon conversion of working capital loans may demand that we register the resale of such warrants or the Class A common stock issuable upon exercise of such warrants. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A common stock. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to complete. This is because the stockholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our Class A common stock that is expected when the common stock owned by our initial stockholders or their permitted transferees, the private placement warrants or warrants issued in connection with working capital loans are registered for resale.

Certain agreements related to this offering may be amended without stockholder approval.

Certain agreements, including the letter agreement among us and our sponsor, officers and directors, and the registration rights agreement among us and our initial stockholders, may be amended without stockholder approval. These agreements contain various provisions, including transfer restrictions on our founder shares, that our public stockholders might deem to be material. While we do not expect our board of directors to approve any amendment to any of these agreements prior to our initial business combination, it may be possible that our board of directors, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to any such agreement in connection with the consummation of our initial business combination. Any such amendments would not require approval from our stockholders, may result in the completion of our initial business combination that may not otherwise have been possible, and may have an adverse effect on the value of an investment in our securities.

Our sponsor paid an aggregate of $25,000, or approximately $0.002 per founder share (after giving effect to the stock split described herein), and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A common stock.

The difference between the public offering price per share (allocating all of the unit purchase price to the common stock and none to the warrant included in the unit) and the pro forma net tangible book value per share of our Class A common stock after this offering constitutes the dilution to you and the other investors in this offering. Our sponsor acquired the founder shares at a nominal price, significantly contributing to this dilution. Upon the closing of this offering, and assuming no value is ascribed to the warrants included in the units, you and the other public stockholders will incur an immediate and substantial dilution of approximately 95.2% (or $9.52 per share, assuming no exercise of the underwriters’ option to purchase additional units), the difference between the pro forma net tangible book value per share of $0.48 and the initial offering price of $10.00 per unit. This dilution would increase to the extent that the anti-dilution provisions of the Class B common stock result in the issuance of Class A shares on a greater than one-to-one basis upon conversion of the Class B common stock at the time of our initial business combination and would become exacerbated to the extent that public stockholders seek redemptions from the trust. In addition, because of the anti-dilution protection in the founder shares, any equity or equity-linked securities issued in connection with our initial business combination would be disproportionately dilutive to our Class A common stock.

We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the warrants could be converted into cash or stock (at a ratio different than initially provided), the exercise period could be shortened and the number of shares of our Class A common stock purchasable upon exercise of a warrant could be decreased, all without your approval.

Our warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of our common stock purchasable upon exercise of a warrant.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with our company or our company’s directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of our company to our company or our stockholders, or any claim for aiding and abetting any such alleged breach, (3) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws, or (4) action asserting a claim against us or any director or officer of our company governed by the internal affairs doctrine except for, as to each of (1) through (4) above, any claim (a) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination) or (b) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or otherwise arising under federal securities laws, for which the federal district courts of the United States of America shall be the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. If any action the subject matter of which is within the scope the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

This forum selection clause may discourage claims or limit stockholders’ ability to submit claims in a judicial forum that they find favorable and may result in additional costs for a stockholder seeking to bring a claim. While we believe the risk of a court declining to enforce this forum selection clause is low, if a court were to determine the forum selection clause to be inapplicable or unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our results of operations and financial condition and result in a diversion of the time and resources of our management and board of directors.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sales price of our Class A common stock for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity-linked securities). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the public warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants could force you to: (1) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (2) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants.

In addition, we have the ability to redeem outstanding warrants once they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the Reference Value (as defined above under the heading “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-Dilution Adjustments”) and if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-Dilution Adjustments”), the private placement warrants are also concurrently called for redemption on the same terms as the outstanding public warrants, as described above. In such a case, the holders will be able to exercise their warrants for cash or on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined by reference to the table set forth under “Description of Securities — Warrants — Public Stockholders’ Warrants” based on the redemption date and the “fair market value” of our Class A common stock (as defined below) except as otherwise described in “Description of Securities — Warrants — Public Stockholders’ Warrants.” Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the Class A common stock had your warrants remained outstanding.

None of the private placement warrants will be redeemable by us so long as they are held by our sponsor or its permitted transferees although we can only elect to redeem warrants at a price of $0.10 per warrant as described in the paragraph immediately above if our private placement warrants are also exchanged for the same per share consideration although we can only elect to redeem warrants at a price of $0.10 per warrant as described in the paragraph immediately above if our private placement warrants are also exchanged for the same per share consideration. The holders of the private placement shares (including with respect to the shares of common stock issuable upon exercise of these warrants) are entitled to registration rights and the private placement warrants may be exercised by the holders on a cashless basis.

Our warrants and founder shares may have an adverse effect on the market price of our Class A common stock and make it more difficult to effectuate our initial business combination.

We will be issuing warrants to purchase 11,666,667 shares of our Class A common stock (or up to 13,416,667 shares of our Class A common stock if the underwriters’ option to purchase additional units is exercised in full), at a price of $11.50 per whole share (subject to adjustment as provided herein), as part of the units offered by this prospectus and, simultaneously with the closing of this offering, we will be issuing in a private placement an aggregate of 6,900,000 (or 7,600,000 if the underwriters’ option to purchase additional units is exercised in full) private placement warrants, each exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as provided herein. Our initial stockholders currently hold 10,062,500 founder shares (up to 1,312,500 of which are subject to forfeiture by our sponsor and Dan Hesse depending on the extent to which the underwriters’ option to purchase additional units is exercised). The founder shares are convertible into shares of Class A common stock on a one-for-one basis, subject to adjustment as set forth herein. In addition, if our sponsor, an affiliate of our sponsor or certain of our officers and directors make any working capital loans, up to $1,500,000 of such loans made to us more than 60 days after the date of this prospectus may be converted into warrants, at the price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants.

To the extent we issue shares of Class A common stock to effectuate our initial business combination, the potential for the issuance of a substantial number of additional shares of Class A common stock upon exercise of these warrants or conversion rights could make us a less attractive acquisition vehicle to a target business. Any such issuance will increase the number of outstanding shares of our Class A common stock and reduce the value of the Class A common stock issued to complete the business combination. Therefore, our warrants and founder shares may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business.

The private placement warrants are identical to the warrants sold as part of the units in this offering except that, so long as they are held by our sponsor or its permitted transferees: (1) they will not be redeemable by us, except as described under “Description of Securities — Warrants — Public Stockholders’ Warrants — Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”; (2) they (including the Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by our sponsor until 30 days after the completion of our initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) the holders thereof (including with respect to the shares of common stock issuable upon exercise of these warrants) are entitled to registration rights.

Because each unit contains one-third of one redeemable warrant and only a whole warrant may be exercised, the units may be worth less than units of other blank check companies.

Each unit contains one-third of one redeemable warrant. Pursuant to the warrant agreement, no fractional warrants will be issued upon separation of the units, and only whole units will trade. This is different from other offerings similar to ours whose units include one share of Class A common stock and one whole warrant to purchase one whole share or one half warrant to purchase on half share. We have established the components of the units in this way in order to reduce the dilutive effect of the warrants upon completion of a business combination since the warrants will be exercisable in the aggregate for a third of the number of shares compared to units that each contain a whole warrant to purchase one whole share, thus making us, we believe, a more attractive business combination partner for target businesses. Nevertheless, this unit structure may cause our units to be worth less than if they included a warrant to purchase one whole share.

The exercise price for the public warrants is higher than in some other blank check company offerings, and, accordingly, the warrants are more likely to expire worthless.

The exercise price of the public warrants is higher than in some other blank check companies. For example, historically, the exercise price of a warrant was often a fraction of the purchase price of the units in the initial public offering. The exercise price for our public warrants is $11.50 per share, subject to adjustments as provided herein. As a result, the warrants are less likely to ever be in the money and more likely to expire worthless.

The determination of the offering price of our units and the size of this offering is more arbitrary than the pricing of securities and size of an offering of an operating company in a particular industry. You may have less assurance, therefore, that the offering price of our units properly reflects the value of such units than you would have in a typical offering of an operating company.

Prior to this offering there has been no public market for any of our securities. The public offering price of the units and the terms of the warrants were negotiated between us and the underwriters. In determining the size of this offering, management held customary organizational meetings with representatives of the underwriters, both prior to our inception and thereafter, with respect to the state of capital markets, generally, and the amount the underwriters believed they reasonably could raise on our behalf. Factors considered in determining the size of this offering, prices and terms of the units, including the Class A common stock and warrants underlying the units, include:

•        the history and prospects of companies whose principal business is the acquisition of other companies;

•        prior offerings of those companies;

•        our prospects for acquiring an operating business at attractive values;

•        a review of debt to equity ratios in leveraged transactions;

•        our capital structure;

•        an assessment of our management and their experience in identifying suitable acquisition opportunities;

•        general conditions of the securities markets at the time of this offering; and

•        other factors as were deemed relevant.

Although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities of an operating company in a particular industry since we have no historical operations or financial results.

There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

There is currently no market for our securities. Stockholders therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our securities may vary significantly due to one or more potential business combinations and general market or economic conditions, including as a result of the COVID-19 outbreak. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

If the funds not being held in the trust account are insufficient to allow us to operate for at least the 24 months following the closing of this offering, we may be unable to complete our initial business combination.

The funds available to us outside of the trust account may not be sufficient to allow us to operate for at least the 24 months following the closing of this offering, assuming that our initial business combination is not completed during that time. We expect to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital through this offering and potential loans from certain of our affiliates are discussed in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” However, our affiliates are not obligated to make loans to us in the future, and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

We believe that, upon the closing of this offering, the funds available to us outside of the trust account will be sufficient to allow us to operate for at least the 24 months following the closing of this offering; however, we cannot assure you that our estimate is accurate. Of the funds available to us, we could use a portion of the funds available to us to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision in letters of intent or merger agreements designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a prospective target business. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless. Please see “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors herein.

Risks Relating to our Sponsor and Management Team

Past performance by Macquarie and members of our management team may not be indicative of future performance of an investment in us.

Information regarding performance by, or businesses associated with, Macquarie and members of our management team is presented for informational purposes only. Any past experience and performance, including related to acquisitions, of Macquarie or members of our management team is not a guarantee either: (1) that we will be able to successfully identify a suitable candidate for our initial business combination; or (2) of any results with respect to any initial business combination we may consummate. You should not rely on the historical record and performance of Macquarie or members of our management team, as indicative of the future performance of an investment in us or the returns we will, or are likely to, generate going forward. An investment in us is not an investment in Macquarie.

We may be subject to certain regulatory or contractual requirements because of our sponsor that may restrict our activities.

Macquarie is subject to certain regulatory and contractual requirements, including certain banking regulation, that may apply to its investments, including Tech and Energy Transition Corporation. In the event that such restrictions were to apply to us, we may be unable to engage in certain activities or be required to implement additional measures, such as supplemental risk controls. Accordingly, we may be limited in our ability to engage in certain initial business combinations or such initial business combinations may take longer than normal or we may be required to spend additional working capital to implement additional measures.

We may seek acquisition opportunities in acquisition targets that may be outside of our management’s areas of expertise.

We will consider a business combination outside of our management’s areas of expertise if such business combination candidate is presented to us and we determine that such candidate offers an attractive acquisition opportunity for our company. In the event we elect to pursue an acquisition outside of the areas of our management’s expertise, our management’s expertise may not be directly applicable to its evaluation or operation, and the information contained in this prospectus regarding the areas of our management’s expertise would not be relevant to an understanding of the business that we elect to acquire. As a result, our management may not be able to adequately ascertain or assess all of the significant risk factors relevant to such acquisition. Accordingly, any stockholders or warrant holders who choose to remain a stockholder or warrant holder following our initial business combination could suffer a reduction in the value of their securities. Such stockholders or warrant holders are unlikely to have a remedy for such reduction in value.

We are dependent upon our officers and directors and their departure could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals. We believe that our success depends on the continued service of our officers and directors, at least until we have completed our initial business combination. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers could have a detrimental effect on us.

If our management following our initial business combination is unfamiliar with U.S. securities laws, they may have to expend time and resources becoming familiar with such laws, which could lead to various regulatory issues.

Following our initial business combination, any or all of our management could resign from their positions as officers of the post-business combination company, and the management of the target business at the time of the business combination could remain in place. Management of the target business may not be familiar with U.S. securities laws. If new management is unfamiliar with U.S. securities laws, they may have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Our ability to successfully effect our initial business combination and to be successful thereafter will be dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect our initial business combination is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management or advisory positions following our initial business combination, we do not currently expect that any of them will do so. While we intend to closely scrutinize any individuals we engage after our initial business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

In addition, the officers and directors of an acquisition candidate may resign upon completion of our initial business combination. The departure of a business combination target’s key personnel could negatively impact the operations and profitability of our post-combination business. The role of an acquisition candidate’s key personnel upon the completion of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with the acquisition candidate following our initial business combination, it is possible that members of the management of an acquisition candidate will not wish to remain in place. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination, and a particular business combination may be conditioned on the retention or resignation of such key personnel. These agreements may cause our key personnel to have conflicts of interest in determining whether to proceed with a particular business combination. However, we do not expect that any of our key personnel will remain with us after the completion of our initial business combination.

Our key personnel may be able to remain with our company after the completion of our initial business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the business combination. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business. However, we believe the ability of such individuals to remain with us after the completion of our initial business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination, as we do not expect that any of our key personnel will remain with us after the completion of our initial business combination. The determination as to whether any of our key personnel will remain with us will be made at the time of our initial business combination.

Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination.

Our officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other responsibilities. We do not intend to have any full-time employees prior to the completion of our business combination. Each of our officers and directors is engaged in several other business endeavors for which he or she may be entitled to substantial compensation and our officers and directors are not obligated to contribute any specific number of hours per week to our affairs. In particular, John Spirtos, Greg Callman, Stephan Feilhauer, Gautham Srinivas, Lawrence Handen, and David Roseman are currently associated with Macquarie (although there is no assurance that any of them will remain associated with Macquarie), which sponsors, manages and advises Macquarie Accounts that make, or may in the future make, investments in securities or other interests of or relating to companies in industries we may target for our initial business combination. Our independent directors also serve as officers and/or board members for other entities. If our officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to complete our initial business combination. Please see “Management — Directors, Director Nominees and Executive Officers” for a discussion of our officers’ and directors’ other business affairs.

Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity or other transaction should be presented.

Following the completion of this offering and until we consummate our initial business combination, we intend to engage in the business of identifying and combining with one or more businesses. Our sponsor and officers and directors are, or may in the future become, affiliated with entities (such as operating companies or investment vehicles) that are engaged in a similar business. We do not have employment contracts with our officers and directors that will limit their ability to work at other businesses.

As described in “Proposed Business — Sourcing of Potential Business Combination Targets” and “Management — Conflicts of Interest,” each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for one or more entities to which he or she has fiduciary, contractual or other obligations or duties, he or she will honor these obligations and duties to present such business combination opportunity to such entities first, and only present it to us if such entities reject the opportunity and he or she determines to present the opportunity to us (including as described in “Proposed Business — Sourcing of Potential Business Combination Targets”). These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us. Our amended and restated certificate of incorporation will provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue.

Please see “Management — Directors, Director Nominees and Executive Officers,” “Management — Conflicts of Interest” and “Certain Relationships and Related Party Transactions” for a discussion of our officers’ and directors’ business affiliations and potential conflicts of interest.

Our officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, we may enter into a business combination with a target business that is affiliated with Macquarie, our sponsor, our directors or officers or a Macquarie Account, or we may pursue an affiliated joint acquisition opportunity with any such persons. We do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.

In particular, affiliates of our sponsor (including Macquarie and other Macquarie Accounts) have invested, and may in the future invest, in a broad array of sectors, including those in which our company may invest. As a result, there may be substantial overlap between companies that would be a suitable business combination for us and companies that would make an attractive target for such other affiliates. Please see “Proposed Business — Certain Potential Conflicts of Interest Relating to Macquarie — Macquarie May Act in Multiple Commercial Capacities” for additional information.

Macquarie’s engagement with other entities may limit its ability to participate in certain transactions on our behalf or preclude us from taking certain actions.

We may, but are not required to, engage Macquarie for services as a financial advisor in connection with identifying and investigating potential targets for our business combination, or for other services in connection with our initial business combination, such as placement agent, or financing or capital markets advisor. Macquarie is often engaged as a financial advisor, or to provide financing, to corporations and other entities and their directors and managers in connection with the sale of those entities, their assets or their subsidiaries, and Macquarie’s compensation in connection with these engagements may be substantial. Sellers generally require Macquarie to act exclusively on their behalf and Macquarie may be precluded in many instances from participating in our initial business combination with such a target business. Additionally, for these reasons and/or for other reasons, we may be precluded in many instances from attempting to acquire securities of the business being sold or otherwise participate as a buyer in the transaction. Macquarie also represents potential buyer’s businesses. Macquarie may be incentivized to direct an opportunity to one of these buyers or to form a consortium with such buyers to bid for the opportunity, thereby eliminating or reducing the investment opportunity available to us.

We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with Macquarie, our sponsor, officers or directors which may raise potential conflicts of interest.

In light of the involvement of our sponsor, officers and directors with other businesses, we may decide to acquire one or more businesses affiliated with or competitive with Macquarie, our sponsor, officers and directors, Macquarie Accounts and their respective affiliates. Our directors also serve as officers and/or board members for other entities, including, without limitation, those described under “Management — Conflicts of Interest.” Such entities may compete with us for business combination opportunities. Our sponsor, officers and directors are not currently aware of any specific opportunities for us to complete our initial business combination with any entities with which they are affiliated, and there have been no substantive discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for a business combination as set forth in “Proposed Business — Selection of a target business and structuring of our initial business combination” and such transaction was approved by a majority of our independent and disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, regarding the fairness to our company from a financial point of view of a business combination with one or more domestic or international businesses affiliated with Macquarie, our sponsor, officers or directors, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public stockholders as they would be absent any conflicts of interest.

Moreover, we may, at our option, pursue an affiliated joint acquisition opportunity with Macquarie, other Macquarie Accounts or their respective affiliates or with other entities to which an officer or director has a fiduciary, contractual or other obligation or duty. Any such parties may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by making a specified future issuance to any such parties, which may give rise to certain conflicts of interest.

Since our initial stockholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to any public shares they may hold), a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.

We were initially formed on December 4, 2017 and capitalized with $25,000. Prior to the initial investment in the company of $25,000, the company had no assets, tangible or intangible. The per share price of the founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued. On January 22, 2021, we undertook the Recapitalization and, as a result, our sponsor holds 9,056,250 shares of our Class B common stock (up to 1,181,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all). On January 22, 2021, we issued to Dan Hesse 1,006,250 shares of our Class B common stock (up to 131,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all) in exchange for an initial investment of $2,467. The number of founder shares to be issued in the Recapitalization was determined based on the expectation that the total size of this offering would be a maximum of 40,250,000 units if the underwriters’ option to purchase additional units is exercised in full, and therefore such founder shares would represent 20% of the issued and outstanding shares of common stock after this offering. If we increase or decrease the size of this offering, we will effect a subsequent stock split, stock dividend or share contribution back to capital, as applicable, immediately prior to the consummation of this offering in such amount as to maintain the ownership of our initial stockholders at 20% of the issued and outstanding shares of common stock after this offering. In addition, because of their ownership block, our initial stockholders may be able to effectively influence the outcome of all other matters requiring approval of our stockholders, including, amendments to our amended and restated certificate of incorporation and approval of significant corporate transactions. Prior to the closing of this offering, our sponsor intends to transfer 25,000 founder shares to each of our independent director nominees at their original purchase price. As such, our initial stockholders will collectively own 20% of the outstanding shares after this offering (assuming they do not purchase any units in this offering). Up to 1,312,500 founder shares are subject to forfeiture by our sponsor and Dan Hesse depending on the extent to which the underwriters’ option to purchase additional units is exercised. The founder shares will be worthless if we do not complete an initial business combination.

In addition, our sponsor has committed to subscribe to purchase an aggregate of 6,900,000 (or 7,600,000 if the underwriters’ option to purchase additional units is exercised in full) private placement warrants for a purchase price of $10,350,000 (or $11,400,000 if the underwriters’ option to purchase additional units is exercised in full), or $1.50 per warrant, that will also be worthless if we do not complete our initial business combination. This subscription will be made pursuant to a private pro rata rights offering to our initial stockholders that we will conduct prior to the closing of this offering. Each private placement warrant entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as provided.

The sponsor intends to reserve up to 5% of the founders shares for transfer to employees of the sponsor or the company (other than employees of Macquarie Capital) and advisory board members of the company who are helpful in connection with the initial business combination. Such transfers could take the form of profits interests in the sponsor or outright transfers of founders shares. All transferred founders shares would continue to bear the restrictions on transferability and access to the trust account that such shares currently bear.

The founder shares are identical to the shares of common stock included in the units being sold in this offering, except that: (1) prior to our initial business combination, only holders of the Class B common stock have the right to vote on the election of directors and holders of a majority of the outstanding shares of our Class B common stock may remove members of our board of directors for any reason; (2) our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive: (a) their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination, (b) their redemption rights with respect to any founder shares and public shares held by them in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation (I) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated our initial business combination within 24 months from the closing of this offering or (II) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (c) their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within 24 months from the closing of this offering (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame); (3) the founder shares are subject to certain transfer restrictions, as described under “Description of Securities — Founder Shares”; (4) the founder shares are automatically convertible into shares of our Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein; and (5) the holders of founder shares are entitled to registration rights.

The personal and financial interests of our sponsor, officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. This risk may become more acute as the deadline for completing our initial business combination nears.

General Risk Factors

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the end of such fiscal year. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Provisions in our amended and restated certificate of incorporation and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A common stock and could entrench management.

Our amended and restated certificate of incorporation will contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include two-year director terms, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

If our management team pursues a company with operations or opportunities outside of the United States for our initial business combination, we may face additional burdens in connection with investigating, agreeing to and completing such combination, and if we effect such initial business combination, we would be subject to a variety of additional risks that may negatively impact our operations.

If our management team pursues a company with operations or opportunities outside of the United States for our initial business combination, we would be subject to risks associated with cross-border business combinations, including in connection with investigating, agreeing to and completing our initial business combination, conducting due diligence in a foreign market, having such transaction approved by any local governments, regulators or agencies and changes in the purchase price based on fluctuations in foreign exchange rates.

If we effect our initial business combination with such a company, we would be subject to any special considerations or risks associated with companies operating in an international setting, including any of the following:

•        costs and difficulties inherent in managing cross-border business operations and complying with commercial and legal requirements of overseas markets;

•        rules and regulations regarding currency redemption;

•        complex corporate withholding taxes on individuals;

•        laws governing the manner in which future business combinations may be effected;

•        tariffs and trade barriers;

•        regulations related to customs and import/export matters;

•        longer payment cycles;

•        changes in local regulations as part of a response to the COVID-19 coronavirus outbreak;

•        tax consequences;

•        currency fluctuations and exchange controls;

•        rates of inflation;

•        challenges in collecting accounts receivable;

•        cultural and language differences;

•        employment regulations;

•        crime, strikes, riots, civil disturbances, terrorist attacks, natural disasters and wars;

•        deterioration of political relations with the United States;

•        obligatory military service by personnel; and

•        government appropriation of assets.

We may not be able to adequately address these additional risks. If we were unable to do so, we may be unable to complete such combination or, if we complete such combination, our operations might suffer, either of which may adversely impact our results of operations and financial condition.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. in particular, we will be required to comply with certain sec and other legal requirements. compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some statements contained in this prospectus are forward-looking in nature. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•        our ability to select an appropriate target business or businesses;

•        our ability to complete our initial business combination;

•        our expectations around the performance of a prospective target business or businesses;

•        our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•        our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination;

•        actual and potential conflicts of interest relating to Macquarie and other Macquarie Accounts;

•        our ability to draw from the support and expertise of the Macquarie organization;

•        our potential ability to obtain additional financing to complete our initial business combination;

•        our pool of prospective target businesses, including the location and industry of such target businesses;

•        our ability to consummate an initial business combination due to the uncertainty resulting from the recent COVID-19 pandemic;

•        the ability of our officers and directors to generate a number of potential business combination opportunities;

•        our public securities’ potential liquidity and trading;

•        the lack of a market for our securities;

•        the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•        the trust account not being subject to claims of third parties; or

•        our financial performance following this offering.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS

We are offering 35,000,000 units at an offering price of $10.00 per unit. We estimate that the net proceeds of this offering together with the funds we will receive from the sale of the private placement warrants will be used as set forth in the following table.

	Without Option to Purchase Additional Units	Option to Purchase Additional Units Exercised in Full
Gross proceeds
Gross proceeds from units offered to public(1)	$350,000,000	$402,500,000
Gross proceeds from private placement warrants offered in the private placement	10,350,000	11,400,000
Total gross proceeds	$360,350,000	$413,900,000

Estimated offering expenses(2)
Underwriting commissions (2.0% of gross proceeds from units offered to public, excluding deferred portion)(3)	$7,000,000	$8,050,000
Legal fees and expenses	450,000	450,000
Printing and engraving expenses	25,000	25,000
Accounting fees and expenses	100,000	100,000
SEC/FINRA Expenses	104,788	104,788
Travel and road show	10,000	10,000
Directors and officers insurance premiums	1,500,000	1,500,000
Nasdaq listing and filing fees	80,000	80,000
Miscellaneous expenses(4)	80,212	80,212
Total estimated offering expenses (other than underwriting commissions)	$2,350,000	$2,350,000
Proceeds after estimated offering expenses	$351,000,000	$403,500,000
Held in trust account(3)	$350,000,000	$402,500,000
% of public offering size	100%	100%
Not held in trust account	$1,000,000	$1,000,000

The following table shows the use of the approximately $1,000,000 of estimated net proceeds not held in the trust account.(5)

	Amount	% of Total
Legal, accounting, due diligence, travel and other expenses in connection with any business combination(6)	$600,000	60.0%
Legal and accounting fees related to regulatory reporting obligations	150,000	15.0
Reserve for liquidation expenses	100,000	10.0
Nasdaq continued listing fees	53,000	5.3
Working capital to cover miscellaneous expenses (including franchise taxes net of anticipated interest income)	97,000	9.7
Total	$1,000,000	100.0%

____________

(1)      Includes amounts payable to public stockholders who properly redeem their public shares in connection with our successful completion of our initial business combination.

(2)      A portion of the offering expenses have been paid from the proceeds of loans from an affiliate of our sponsor of up to $950,000 as described in this prospectus. As of January 5, 2021, there was $75,000 outstanding under such promissory note. These loans will be repaid upon completion of this offering out of the $2,350,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) not held in the trust account. These expenses are estimated only. In the event that offering expenses are less than as set forth in this table, any such amounts will be used for post-closing working capital expenses. In the event that the offering expenses are more than as set forth in this table, we may fund such excess with funds not held in the trust account.

(3)      The underwriters have agreed to defer underwriting commissions equal to 3.5% of the gross proceeds of this offering. Upon completion of our initial business combination, $12,250,000, which constitutes the underwriters’ deferred commissions (or up to $14,087,500 if the underwriters’ option to purchase additional units is exercised in full) will be paid to the underwriters from the funds held in the trust account and the remaining funds, less amounts used to pay redeeming stockholders, will be released to us and can be used to pay all or a portion of the purchase price of the business or businesses with which our initial business combination occurs or for general corporate purposes, including payment of principal or interest on indebtedness incurred in connection with our initial business combination, to fund the purchases of other companies or for working capital. The underwriters will not be entitled to any interest accrued on the deferred underwriting discounts and commissions.

(4)      Includes organizational and administrative expenses and may include amounts related to above-listed expenses in the event actual amounts exceed estimates.

(5)      These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring a business combination based upon the level of complexity of such business combination. In the event we identify an acquisition target in a specific industry subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would not be available for our expenses. The amount in the table above does not include interest available to us from the trust account. Based on current interest rates, we would expect approximately $350,000 to be available to us annually from interest earned on the funds held in the trust account; however, we can provide no assurances regarding this amount. This estimate assumes an interest rate of 0.10% per annum based upon current yields of securities in which the trust account may be invested. In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor, an affiliate of our sponsor or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans made to us may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to our sponsor. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, an affiliate of our sponsor or our officers and directors, if any, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

(6)      Includes estimated amounts that may also be used in connection with our initial business combination to fund a “no shop” provision and commitment fees for financing.

The rules of Nasdaq provide that at least 90% of the gross proceeds from this offering and the sale of the private placement warrants be deposited in a trust account. Of the net proceeds of this offering and the sale of the private placement warrants, $350,000,000 (or $402,500,000 if the underwriters’ option to purchase additional units is exercised in full), including $12,250,000 (or up to $14,087,500 if the underwriters’ option to purchase additional units is exercised in full) of deferred underwriting commissions, will, upon the consummation of this offering, be placed in a U.S. based trust account in the United States, with Continental Stock Transfer & Trust Company acting as trustee. The funds in the trust account will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Based on current interest rates, we estimate that the interest earned on the trust account will be approximately $350,000 per year, assuming an interest rate of 0.10% per year. We will not be permitted to withdraw any of the principal or interest held in the trust account, except with respect to interest earned on the funds held in the trust account that may be released to us to pay our taxes, if any, the funds held in the trust account will not be released from the trust account until the earliest of: (1) the completion of our initial business combination; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of all of our public shares if we have not completed our initial business combination within 24 months from the closing of this offering, subject to applicable law. Based on current interest rates, we expect that interest earned on the trust account will be sufficient to pay taxes.

The net proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we ultimately complete our initial business combination. If our initial business combination is paid for using equity or debt or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemption of our public shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital. There is no limitation on our ability to raise funds privately or through loans in connection with our initial business combination.

We believe that amounts not held in trust will be sufficient to pay the costs and expenses to which such proceeds are allocated. This belief is based on the fact that while we may begin preliminary due diligence of a target business in connection with an indication of interest, we intend to undertake in-depth due diligence, depending on the circumstances of the relevant prospective acquisition, only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of a business combination. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. If we are required to seek additional capital, we could seek such additional capital through loans or additional investments from our sponsor, members of our management team or any of their respective affiliates, but such persons are not under any obligation or other duty to loan funds to, or invest in, us.

Prior to the closing of this offering, an affiliate of our sponsor has agreed to loan us up to $950,000 to be used for a portion of the expenses of this offering. As of January 5, 2021, there was $75,000 outstanding under such promissory note. These loans are non-interest bearing, unsecured and are due at the earlier of September 30, 2021 and the closing of this offering. These loans will be repaid upon completion of this offering out of the $2,350,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) not held in the trust account.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor, an affiliate of our sponsor or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans made to us may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to our sponsor. Except for the foregoing, the terms of such loans by our sponsor, an affiliate of our sponsor or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, an affiliate of our sponsor or our officers and directors, if any, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

Our sponsor is an affiliate of Macquarie Capital (USA) Inc., which we expect will be an underwriter in this offering. As a result of the sponsor’s holding capital stock of the company, Macquarie Capital (USA) Inc. is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable requirements of Rule 5121. Rule 5121 requires that a “qualified independent underwriter,” as defined in Rule 5121, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Citigroup has agreed to act as a “qualified independent underwriter” for this offering. We have agreed to indemnify Citigroup against certain liabilities incurred in connection with acting as a “qualified independent underwriter,” including liabilities under the Securities Act. In addition, Macquarie Capital (USA) Inc. will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder.

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, directors, officers, advisors or any of their respective affiliates may also purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. Please see “Proposed Business — Permitted purchases and other transactions with respect to our securities” for a description of how such persons will determine from which stockholders to seek to acquire shares. The price per share paid in any such transaction may be different than the amount per share a public stockholder would receive if it elected to redeem its shares in connection with our initial business combination. However, such persons have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If such persons engage in such transactions, they will be subject to restrictions in making any such purchases when they are in possession of any material non-public information or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules.

We may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions and the agreement for our initial business combination may require as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public stockholders exercise their redemption rights so that we cannot satisfy the net tangible asset requirement or any net worth or cash requirements, we would not proceed with the redemption of our public shares or the business combination, and instead may search for an alternate business combination (including, potentially, with the same target).

A public stockholder will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) the completion of our initial business combination and then, only in connection with those public shares that such stockholder has properly elected to redeem, subject to the limitations described in this prospectus; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of all of our public shares if we have not completed our initial business combination within 24 months from the closing of this offering, subject to applicable law. In no other circumstances will a public stockholder have any right or interest of any kind to or in the trust account. Holders of warrants will not have any rights of proceeds held in the trust account with respect to the warrants.

Our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive (1) their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination and (2) their redemption rights with respect to any founder shares and public shares held by them in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity. In addition, our sponsor and each of our officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within the prescribed time frame. However, if our sponsor or any of our officers, directors or any of their respective affiliates then hold any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time frame to complete our initial business combination.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any cash dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future, except if we increase the size of this offering, in which case we will effect a stock dividend or other appropriate mechanism immediately prior to the consummation of this offering in an amount as to maintain the number of founder shares at 20% of our issued and outstanding shares of common stock upon the consummation of this offering. Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

DILUTION

The difference between the public offering price per share of Class A common stock, assuming no value is attributed to the warrants included in the units we are offering pursuant to this prospectus or the private placement securities, and the pro forma net tangible book value per share of our Class A common stock after this offering constitutes the dilution to investors in this offering. Such calculation does not reflect any dilution associated with the sale and exercise of warrants, including the private placement warrants, which would cause the actual dilution to the public stockholders to be higher, particularly where a cashless exercise is utilized. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of Class A common stock which may be redeemed for cash), by the number of outstanding shares of our Class A common stock.

At December 31, 2020, our net tangible book value was ($87,708), or approximately ($0.01) per share of Class B common stock, in both cases giving effect to the Recapitalization. After giving effect to the sale of 35,000,000 shares of Class A common stock included in the units we are offering by this prospectus, the sale of the private placement securities and the deduction of underwriting commissions and estimated expenses of this offering, our pro forma net tangible book value at December 31, 2020 would have been $5,000,003, or $0.48 per share of common stock, representing an immediate increase in net tangible book value to our initial stockholders of $0.49 per share, assuming no value is attributed to the warrants included in the units we are offering pursuant to this prospectus or the private placement warrants, as of the date of this prospectus. Total immediate dilution to public stockholders will be $9.52 per share or 95.2%. The dilution to public stockholders if the underwriters exercise their option to purchase additional units in full would be immediate dilution of $9.58 per share or 95.8%.

The following table illustrates the dilution to the public stockholders on a per share basis, assuming no value is attributed to the warrants included in the units we are offering pursuant to this prospectus or the private placement warrants, and further assuming that the underwriters do not exercise their option to purchase additional units:

	No exercise of over-allotment option	Exercise of over-allotment option in full
Public offering price per share of Class A common stock	$10.00	$10.00
Net tangible book value per share of common stock before this offering	(0.01)	(0.01)
Increase in net tangible book value per share of common stock attributable to public stockholders	0.49	0.43
Less: Pro forma net tangible book value per share of common stock after this offering and the sale of the private placement securities	0.48	0.42
Dilution to public stockholders	$9.52	$9.58
Percentage of dilution to public stockholders	95.2%	95.8%

For purposes of presentation, we have reduced our pro forma net tangible book value after this offering (assuming no exercise of the underwriters’ option to purchase additional units) by $333,774,670 because holders of up to approximately 95.36% of our public shares may redeem their public shares for a pro rata share of the aggregate amount then on deposit in the trust account at a per share redemption price equal to the amount in the trust account as set forth in our tender offer or proxy materials (initially anticipated to be the aggregate amount held in trust two days prior to the commencement of our tender offer or stockholders meeting, including interest (which interest shall be net of taxes payable) divided by the number of shares of Class A common stock sold in this offering).

The following table sets forth information with respect to our initial stockholders and the public stockholders assuming that the underwriters do not exercise their option to purchase additional units:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Initial Stockholders(1)	8,750,000	20.00%	$27,467	0.01%	$0.003
Public Stockholders	35,000,000	80.00%	350,000,000	99.99%	$10.00
	43,750,000	100.00%	$350,027,467	100.00%

____________

(1)      Assumes the forfeiture of all 1,312,500 shares that are subject to forfeiture by our sponsor and Dan Hesse depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all.

Our pro forma net tangible book value per share after the offering is calculated as follows:

	Without Over-allotment	With Over-allotment
Numerator:
Net tangible book value before this offering, net of the stock subscription receivable	$(87,708)	$(87,708)
Proceeds from this offering and sale of the private placement securities, net of estimated expenses	351,000,000	403,500,000
Offering costs excluded from net tangible book value before this offering	112,381	112,381
Less: Deferred underwriting discount	(12,250,000)	(14,087,500)
Less: amount of Class A common stock subject to redemption to maintain net tangible assets of $5,000,001	(333,774,670)	(384,437,170)
	$5,000,003	$5,000,003
Denominator:
Shares of Class B common stock outstanding prior to this offering	10,062,500	10,062,500
Less: Shares of Class B common stock forfeited if the option to purchase additional units is not exercised	(1,312,500)	—
Shares of Class A common stock included in the units offered	35,000,000	40,250,000
Less: Shares of Class A common stock subject to redemption to maintain net tangible assets of $5,000,001	(33,377,467)	(38,443,717)
	10,372,533	11,868,783

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2020 as follows:

•        on an actual basis;

•        on a pro forma basis, to give effect to the Recapitalization, effective on January 22, 2021; and

•        on a pro forma as adjusted basis to give further effect to the filing of our amended and restated certificate of incorporation, the sale of 35,000,000 units in this offering for $350,000,000 (or $10.00 per unit) and the sale of private placement securities for an aggregate of $10,350,000 (or $10.00 per unit and $1.50 per warrant) and the application of the estimated net proceeds (excluding net working capital of $1,000,000 not held in the trust account) of $360,350,000 derived from the sale of such securities, assuming no exercise by the underwriters of their option to purchase additional units:

	Actual	Pro Forma As Adjusted(1)
Due to related party(2)	2,245	—
Deferred underwriting commissions	—	12,250,000
Shares of Class A common stock subject to redemption(3)	—	333,774,670
Stockholders’ equity:
Preferred stock 5,000,000 shares authorized (pro forma and pro forma as adjusted); no shares issued or outstanding (actual, pro forma and pro forma as adjusted)	—	—
Class A common stock, $0.0001 par value, no shares authorized (actual); 500,000,000 shares authorized (pro forma and pro forma as adjusted); no shares issued and outstanding (actual and pro forma); 1,622,533 shares issued and outstanding (excluding 33,377,467 shares subject to redemption) (pro forma as adjusted)(4)	—	162
Class B common stock, $0.01 par value, no shares authorized (actual); 50,000,000 shares authorized (pro forma and pro forma as adjusted); no shares issued and outstanding (actual); 10,062,500 shares issued and outstanding; 8,750,000 shares issued and outstanding (pro forma as adjusted)	1,006	875
Additional paid-in capital(5)	26,461	5,001,760
Accumulated deficit	(2,794)	(2,794)
Total stockholders’ equity	24,673	5,000,003
Total capitalization	$26,918	$351,024,673

____________

(1)      Assumes the forfeiture of all 1,312,500 founder shares that are subject to forfeiture by our initial stockholders depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all. The proceeds of the sale of such shares will not be deposited into the trust account, the shares will not be eligible for redemption from the trust account nor will they be eligible to vote on any proposed initial business combination.

(2)      Our sponsor may loan us up to an aggregate of $950,000 under an unsecured promissory note to be used for a portion of the expenses of this offering. As of January 5, 2021, we had borrowed $75,000 under the promissory note with our sponsor.

(3)      We will provide our public stockholders with the opportunity to redeem their Class A common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of taxes payable), subject to the limitations described herein whereby our net tangible assets will be maintained at a minimum of $5,000,001 and any limitations (including, but not limited to, cash requirements) created by the terms of the proposed business combination. The “pro forma as adjusted” amount of Class A common stock subject to redemption equals the “pro forma as adjusted” total assets of $351,024,673, less deferred underwriting discount $12,250,000 less the “pro forma as adjusted” stockholders’ equity of $5,000,003. The value of the shares of Class A common stock that may be redeemed in connection with our initial business combination is equal to $10.00 per share (which is the assumed redemption price) multiplied by 33,377,467 shares of Class A common stock, which is the maximum number of shares of Class A common stock that may be redeemed at a $10.00 purchase price per share that allows us to maintain at least $5,000,001 of net tangible assets.

(4)      Actual share amount is prior to any forfeiture of founder shares by our initial stockholders and as adjusted share amount assumes no exercise of the underwriters’ option to purchase additional units.

(5)      “Pro forma as adjusted” additional paid-in capital is equal to the “Pro forma as adjusted” total stockholders’ equity of $5,000,003, minus common stock par value of $1,037, plus the accumulated deficit of $2,794.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the sale of the private placement warrants, our capital stock, debt or a combination of cash, stock and debt.

The issuance of additional shares of our stock in a business combination:

•        may significantly dilute the equity interest of investors in this offering, which dilution would increase if the anti-dilution provisions in the Class B common stock resulted in the issuance of Class A shares on a greater than one-to-one basis upon conversion of the Class B common stock;

•        could cause a change of control if a substantial number of shares of our common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us;

•        may adversely affect prevailing market prices for our units, Class A common stock and/or warrants; and

•        may not result in adjustment to the exercise price of our warrants.

Similarly, if we issue debt securities or otherwise incur significant indebtedness, it could result in:

•        default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•        our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•        our inability to pay dividends on our common stock;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, as of December 31, 2020, we had no cash or working capital. Further, we expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for this offering. Following this offering, we will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents in the form of specified U.S. government treasury bills or specified money market funds after this offering. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of this offering.

Liquidity and Capital Resources

Our liquidity needs have been satisfied prior to the completion of this offering through receipt of $25,000 from the sale of the founder shares and up to $950,000 in loans from an affiliate of our sponsor under an unsecured promissory note. As of January 5, 2021, there was $75,000 outstanding under such promissory note. We estimate that the net proceeds from: (1) the sale of the units in this offering, after deducting offering expenses of approximately $2,350,000 and underwriting commissions of $7,000,000 ($8,050,000 if the underwriters’ option to purchase additional units is exercised in full) (excluding deferred underwriting commissions of $12,250,000 (or up to $14,087,500 if the underwriters’ option to purchase additional units is exercised in full)); and (2) the sale of the private placement warrants for a purchase price of $10,350,000 (or $11,400,000 if the underwriters’ option to purchase additional units is exercised in full), will be $351,000,000 (or $403,500,000 if the underwriters’ option to purchase additional units is exercised in full). Of this amount, $350,000,000 (or $402,500,000 if the underwriters’ option to purchase additional units is exercised in full), which includes $12,250,000 (or up to $14,087,500 if the underwriters’ option to purchase additional units is exercised in full) of deferred underwriting commissions, will be deposited into the trust account. The funds in the trust account will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries. The remaining $1,000,000 will not be held in the trust account. In the event that our offering expenses exceed our estimate of $2,350,000, we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $2,350,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (which interest shall be net of taxes payable and excluding deferred underwriting commissions) to complete our initial business combination. We may withdraw interest to pay taxes. Delaware franchise tax is based on our authorized shares or on our assumed par and non-par capital, whichever yields a lower result. Under the authorized shares method, each share is taxed at a graduated rate based on the number of authorized shares with a maximum aggregate tax of $200,000 per year. Under the assumed par value capital method, Delaware taxes each $1,000,000 of assumed par value capital at the rate of $350; where assumed par value would be (1) our total gross assets following this offering, divided by (2) our total issued shares of common stock following this offering, multiplied by (3) the number of our authorized shares following this offering. Based on the number of shares of our common stock authorized and outstanding and our estimated total gross proceeds after the completion of this offering, our annual franchise tax obligation is expected to be capped at the maximum amount of annual franchise taxes payable by us as a Delaware corporation of $200,000. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the trust account. We expect the only taxes payable by us out of the funds in the trust account will be income and franchise taxes. We expect the interest earned on the amount in the trust account will be sufficient to pay our taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Prior to the completion of our initial business combination, we will have available to us $1,000,000 of proceeds held outside the trust account. We will use these funds primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination, and to pay taxes to the extent the interest earned on the trust account is not sufficient to pay our taxes.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor, an affiliate of our sponsor or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans made to us may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to our sponsor. Except for the foregoing, the terms of such loans by our sponsor, an affiliate of our sponsor or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, an affiliate of our sponsor or our officers and directors, if any, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

We expect our primary liquidity requirements during that period to include approximately $600,000 for legal, accounting, due diligence, travel and other expenses in connection with any business combinations; $150,000 for legal and accounting fees related to regulatory reporting requirements; $53,000 for Nasdaq continued listing fees; $100,000 as a reserve for liquidation expenses; and approximately $97,000 for working capital to cover miscellaneous expenses (including franchise taxes net of anticipated interest income).

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision in letters of intent or merger agreements designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, a prospective target businesses.

We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our public shares upon completion of our initial business combination, in which case we may issue additional securities (which may include a specified future issuance) or incur debt in connection with such business combination (including from Macquarie, other Macquarie Accounts or their respective affiliates).

Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control reporting requirements of the Sarbanes-Oxley Act for the fiscal year ending March 31, 2022. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

Prior to the closing of this offering, we have not completed an assessment, nor has our independent registered public accounting firm tested our systems of internal controls. We expect to assess the internal controls of our target business or businesses prior to the completion of our initial business combination and we may work with the target to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Many small and mid-sized target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:

•        staffing for financial, accounting and external reporting areas, including segregation of duties;

•        reconciliation of accounts;

•        proper recording of expenses and liabilities in the period to which they relate;

•        evidence of internal review and approval of accounting transactions;

•        documentation of processes, assumptions and conclusions underlying significant estimates; and

•        documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls is complete, we will retain an independent auditor to audit and render an opinion on such report when required by Section 404 of the Sarbanes-Oxley Act. The independent auditors may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of this offering and the sale of the private placement warrants held in the trust account will be invested in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Review

As of December 31, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have not conducted any operations to date.

Related Party Transactions

We were initially formed on December 4, 2017 and capitalized with $25,000. Prior to the initial investment in the company of $25,000, the company had no assets, tangible or intangible. The per share price of the founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued. On January 22, 2021, we undertook the Recapitalization and, as a result, our sponsor holds 9,056,250 shares of our Class B common stock (up to 1,181,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all). On January 22, 2021, we issued to Dan Hesse 1,006,250 shares of our Class B common stock (up to 131,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all) in exchange for an initial investment of $2,467. The number of founder shares to be issued in the Recapitalization was determined based on the expectation that the total size of this offering would be a maximum of 40,250,000 units if the underwriters’ option to purchase additional units is exercised in full, and therefore such founder shares would represent 20% of the issued and outstanding shares of common stock after this offering. If we increase or decrease the size of this offering, we will effect a subsequent stock split, stock dividend or share contribution back to capital, as applicable, immediately prior to the consummation of this offering in such amount as to maintain the ownership of our initial stockholders at 20% of the issued and outstanding shares of common stock after this offering. In addition, because of their ownership block, our initial stockholders may be able to effectively influence the outcome of all other matters requiring approval of our stockholders, including, amendments to our amended and restated certificate of incorporation and approval of significant corporate transactions. Prior to the closing of this offering, our sponsor intends to transfer 25,000 founder shares to each of our independent director nominees at their original purchase price. As such, our initial stockholders will collectively own 20% of the outstanding shares after this offering (assuming they do not purchase any units in this offering). Up to 1,312,500 founder shares are subject to forfeiture by our sponsor and Dan Hesse depending on the extent to which the underwriters’ option to purchase additional units is exercised.

The sponsor intends to reserve up to 5% of the founders shares for transfer to employees of the sponsor or the company (other than employees of Macquarie Capital) and advisory board members of the company who are helpful in connection with the initial business combination. Such transfers could take the form of profits interests in the sponsor or outright transfers of founders shares. All transferred founders shares would continue to bear the restrictions on transferability and access to the trust account that such shares currently bear.

Our sponsor, officers and directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers, directors or our or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

An affiliate of our sponsor has agreed to loan us up to $950,000 under an unsecured promissory note to be used for a portion of the expenses of this offering. As of January 5, 2021, there was $75,000 outstanding under such promissory note. These loans are non-interest bearing, unsecured and are due at the earlier of September 31, 2021 and the closing of this offering. These loans will be repaid upon completion of this offering out of the $2,350,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) not held in the trust account.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor, an affiliate of our sponsor or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans made to us may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to our sponsor. Except for the foregoing, the terms of such loans by our sponsor, an affiliate of our sponsor or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, an affiliate of our sponsor or our officers and directors, if any, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

Our sponsor has committed to subscribe to purchase an aggregate of 6,900,000 (or 7,600,000 if the underwriters’ option to purchase additional units is exercised in full) private placement warrants at a price of $1.50 per warrant ($10,350,000 in the aggregate or $11,400,000 in the aggregate if the underwriters’ option to purchase additional units is exercised in full) in a private placement that will occur simultaneously with the closing of this offering. This subscription will be made pursuant to a private pro rata rights offering that will expire prior to the closing of this offering. In the pro rata rights offering, we will provide each of our initial stockholders with one non-transferable right for each founder share that they hold, with each right entitling its holder to subscribe to purchase up to approximately            private placement warrants. Because our sponsor has committed to exercise its rights in full, it will purchase 6,900,000 private placement warrants (or 7,600,000 warrants if the underwriters’ option to purchase additional units is exercised in full) upon the closing of this initial public offering. While we do not expect our independent directors to exercise their rights, if they were to exercise such rights in full, Dan Hesse and our independent directors would purchase an aggregate of            private placement warrants at $1.50 per private placement warrant for total proceeds of $          . To the extent our independent directors do not exercise their rights, such rights will expire worthless. Our independent directors would purchase such private placement warrants on the same terms and conditions as our sponsor. The information in this prospectus assumes that our independent directors will not exercise their rights to subscribe to purchase private placement warrants in the pro rata rights offering. Notwithstanding the foregoing, all purchases made under the private pro rata rights offering must be completed on or before June 30, 2021. Each private placement warrant entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as provided herein. The private placement warrants are identical to the warrants sold as part of the units in this offering except that, so long as they are held by our sponsor or its permitted transferees: (1) they will not be redeemable by us, except as described under “Description of Securities — Warrants — Public Stockholders’ Warrants — Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”; (2) they (including the Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by our sponsor until 30 days after the completion of our initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) the holders thereof (including with respect to the shares of common stock issuable upon exercise of these warrants) are entitled to registration rights.

Pursuant to a registration rights agreement that we will enter into with our initial stockholders on or prior to the closing of this offering, we may be required to register certain securities for sale under the Securities Act. Our initial stockholders, and holders of warrants issued upon conversion of working capital loans, if any, are entitled under the registration rights agreement to make up to three demands that we register certain of our securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, these holders have the right to include their securities in other registration statements filed by us. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions, as described herein. We will bear the costs and expenses of filing any such registration statements. Please see “Certain Relationships and Related Party Transactions.”

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things: (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we are no longer an “emerging growth company,” whichever is earlier.

PROPOSED BUSINESS

We are a blank check company formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any potential business combination target.

We intend to capitalize on sector transformative events by focusing on companies that use or facilitate disruptive, differentiated technology to manage, build, enable, service or manage businesses or infrastructure undergoing transformation. In particular, we intend to focus on private and public companies as potential initial business combination targets in end markets — software, technology enabled services, communications, internetworking, clean energy and industrial technology — that enable or support digital transformation. These sectors have attractive growth characteristics and address compelling opportunities, with demand drivers arising from the global migration towards the (i) use of intelligent networks, (ii) sourcing and production of clean energy, and (iii) the adoption of digital technologies to optimize operational efficiencies. Although we may pursue an initial business combination in any business, industry or geographic location, we believe companies active in the Software, Communications, Energy Transition and tech-enabled services sectors are best aligned with our strategy.

Sponsor

Our sponsor is controlled by MIHI, a wholly owned subsidiary of Macquarie Group, and a part of Macquarie Capital. Macquarie Capital is the corporate advisory, capital markets and principal investment arm of Macquarie Group. Macquarie Capital provides varied services to corporate, financial sponsor and government clients involved in mergers and acquisitions, financing and recapitalizations, debt and equity fund raising, project finance and public private partnerships. Macquarie Capital has specialist expertise across a range of sectors and a comprehensive advisory and capital markets platform. Macquarie Capital’s unique sourcing capabilities and experience investing in public and private markets will make us a partner of choice for potential business combination targets. In 2019, Macquarie Capital was the leading global infrastructure financial advisor by deal volume and count.

Macquarie Capital employs approximately 2,000 staff in 35 offices across 31 markets and has a global principal investing team. Macquarie Capital’s investing capabilities include growth equity, private equity, venture capital, development capital, real estate, and debt, and the platform has invested $46 billion across approximately 1,000 deals since April 2008. Recent examples of such investments include Property Exchange Australia, Savion, LLC, Kentucky Communications Network Authority, Dovel Technologies LLC, Premier Technical Services Group PLC and TierPoint LLC.

Macquarie is committed to sustainable energy, having invested in or arranged over $5.5 billion of green projects in the year ended March 31, 2020. Macquarie has a dedicated Green Investment Group (“GIG”), one of the world’s largest teams of green energy investment specialists. Macquarie Capital has also been active in the digital infrastructure sector, having made numerous investments in data centers, fiber and wireless networks and internetworking infrastructure through dedicated teams located throughout the globe.

Macquarie Capital is a wholly owned operating division of Macquarie, a leading global financial institution with $372 billion in assets under management and operations in 31 markets as of March 31, 2020. Macquarie was founded in 1969, and over its long history, Macquarie has established itself as a preeminent investor, operator and advisor.

Investment Opportunity

The expenditures on digital transformation, including the global markets for communications, infrastructure technology and services, are projected to be in excess of $7 trillion dollars by 2023. Key drivers include increasing penetration and adoption of cloud services, communicable devices, systems and modes of intelligent transportation and transition from fossil fuels to renewables, as well as the use of artificial intelligence to support the efficient delivery of goods, services, energy and information.

We believe these macro market trends support our overall transaction thesis. In particular, we believe that two core areas present attractive investment opportunities for us and represent long-term opportunities for growth and value creation: (1) communications, industrial infrastructure and software and services sectors; and (2) energy, technology, and sustainability-focused sectors. First, the recent advancements in technology, 5G and digitalization, combined with the need for business enterprises, institutions, governments and consumers to upgrade and replace IT infrastructure will create investment opportunities for us as capacity demands, advances in cloud computing and the need for software and services proliferate. Second, the convergence of macroeconomic trends is accelerating the transition to a low or zero-carbon economy. Such factors include climate-friendly regulatory trends, improvements in underlying technologies and the social economic importance placed on sustainability by investors and customers. These tailwinds will drive innovation in technology, business models and services and create investment opportunities for us in the distributed generation, renewable fuels, grid scale batteries and fleet electrification sectors.

Multiple, independent positive trends underpin strength in our target sectors:

•        $2.33 trillion global Communications spend in 2027, growing at 5.0% CAGR 2020-2027

•        $7.4 trillion global investment in digital transformation in 2023, growing at 17.5% CAGR 2020-2023

•        $173 billion global energy as a service market in 2027, growing at 14.6% CAGR 2020-2027

•        $168 billion global Infrastructure Software spend by 2025, growing at 6.3% CAGR 2020-2025

•        $668 billion global 5G technology market size in 2026, growing at 122% CAGR 2020-2026

•        66% of global energy consumed in 2050 to be from renewable sources, up from 10% consumption today

Key secular trends supporting our target universe include:

•        Aging technology infrastructure in substantial need of upgrades, refurbishment and investment and 5G upgrades

•        Adoption of artificial intelligence reduces costs, improves accuracy and increases revenue in various traditional industries

•        Influence of technology in government services and industrial end-markets

•        SaaS and cloud services are becoming the default software delivery model

•        Shift to cleaner and more sustainable sources of energy, creating new products, services and business models

•        Increased availability, scale and choice of renewable energy in commercial and residential markets (IaaS and PaaS adoption)

Furthermore, the COVID-19 pandemic is driving radical changes in operating business models for organizations of all sizes. The digital transformation of enterprises and supporting infrastructure has enabled the uninterrupted provision of critical services during the COVID-19 pandemic, which has facilitated not only communication between people, but also has enabled continuity of business through remote operations. While the shocks from the pandemic are leading to reductions in fossil fuel consumption and emissions, the energy transition will require a summation of unique solutions in decarbonizing the interconnected energy system and achieving targets for net-zero emissions. These solutions will be supported by investment in clean energy technology industries, which has remained relatively resilient despite the uncertainties associated with the pandemic, increasing from 33% of total energy investment in previous years to 40% during 2020.

Further substantiating the significance of the pandemic period to our thesis:

•        93% of companies increased work from home, and 54% of those companies believe this will continue

•        55% of products are fully or partially digitized, up from 35% in 2019

•        97% of executives said COVID-19 accelerated their digital transformation roadmap

We believe that these trends will continue, and we intend to target businesses that will continue to benefit from these trends.

In view of the aforementioned market opportunities, business and consumer trends, and rate of technology innovation, we believe that the following market sectors and sub-sectors offer target-abundant environments (although we may pursue targets outside of these sectors):

Communications: • Wireless, wireline service providers • Internetworking providers • Network optimization software • Billing and rating software and services • 5G implementation and roll-out	Enterprise Software: • Governance, risk management and compliance software • Cybersecurity and encryption • Transaction processing • Applications management	Energy technology: • Deployment of clean-tech solutions • Environmental sensing/emissions monitoring technology • Remediation • Renewable networks
Industrial technology: • IoT networking devices • Robotics and automation technology • Digital inspection, testing & measurement solutions • Risk-based operations (RBx) software

Industrial services:

•   Integration and delivery of infrastructure to C&I and federal, state and local governments (PaaS, IaaS)

•   Remote platform management

•   Risk-based inspection and operations

•   IoT service providers

Energy services: • Digitization of energy efficiency • IaaS (usage-based) • Logistics and supply chain energy optimization • Operations and maintenance • Infrastructure • Project management

Management Team

In addition to Macquarie Capital’s full range of sourcing resources, we will rely on and leverage the experience and networks of our management team members, each of whom has decades of experience in our target markets. Our management team members have grown and managed some of the most successful companies in the critical infrastructure sectors. The combined operating experience of our management team, coupled with Macquarie Capital’s sourcing capabilities, makes us well-positioned to identify, source, negotiate and execute an initial business combination with an attractive company or business in one of our target markets. We expect Macquarie Capital and our management team members to add value to a target company or business through strategic add-on acquisitions, capital structure optimization and reformation and operational improvements.

Mr. Dan Hesse will serve as our Executive Chairman.    Mr. Hesse most recently served as the Chief Executive Officer of Sprint (NYSE: S), the third largest US telecommunications company, from December 2007 to August 2014. During his tenure as CEO, the American Customer Satisfaction Index recognized Sprint as the most improved U.S. company in overall customer satisfaction across all 43 industries, and JD Power recognized Sprint 20 times for excellence in customer service. Sprint, at #3, was the only telecom company on Newsweek’s list of America’s 25 Greenest Companies, and Corporate Responsibility magazine awarded Mr. Hesse its Lifetime Achievement Award. Sprint’s improved performance is further demonstrated by Sprint’s #1 ranking among all S&P 500 companies for Total Shareholder Return, assuming reinvested dividends, during Mr. Hesse’s last two full calendar years as CEO. Prior to Sprint, Mr. Hesse was the Chairman and CEO of Embarq Corporation, a $6 billion-in-revenue telecommunications services company. Mr. Hesse spent 23 years at AT&T and rose to President and CEO of AT&T Wireless Services, at the time the United States’ largest wireless carrier. He received a BA from the University Notre Dame, an MBA from Cornell University and an MS from the Massachusetts Institute of Technology. Mr. Hesse currently serves on the boards of directors of PNC (NYSE: PNC), where he chairs the Technology Subcommittee, and Akamai (NASDAQ: AKAM), where he chairs the Environmental, Social and Governance Committee. We believe Mr. Hesse’s accomplishments and reputation in the communications and technology industries will enable access to potential business combination targets.

Mr. John Spirtos serves as our President and Chief Executive Officer.    Mr. Spirtos is a Senior Advisor at Macquarie Capital and leads investing efforts in communication and technology infrastructure investing. Prior to working with Macquarie Capital, Mr. Spirtos held several leadership positions at General Electric (NYSE: GE), including Senior Managing Director at GE Ventures overseeing the new business creation function for GE. Prior to that, Mr. Spirtos served as Executive Vice President of Sales, Marketing and Corporate Development at iconectiv, which is the communications database division of LM Ericsson (NASDAQ: ERIC); CEO of GridPoint Inc., a privately held provider of IoT networking and energy management services; EVP of Comverse Technology (NASDAQ: CMVT), a global provider of real-time billing and rating solutions to telecoms and utilities; SVP of Corporate Development at NeuStar, Inc. (NYSE: NSR), a global provider of database management services; and President of Broadwing Communications (NASDAQ: BWNG), a national provider of communications services now owned by Lumen Technologies (previously CenturyTel, Inc.). Mr. Spirtos received a BS from University of California, a JD from Southwestern University and an MBA and LLM from Georgetown University.

Mr. Greg Callman serves as our Energy Sector Lead.    Mr. Callman is a Senior Managing Director and Global Head of Energy Technology at Macquarie Capital. Mr. Callman leads infrastructure development and corporate equity investments across categories such as grid scale energy storage, distributed energy, fleet electrification and residential energy. He brings 20 years of international experience as an operating executive, investor, consultant and public servant. Mr. Callman joined Macquarie Capital from Tesla, where he led the growth of the company’s energy business and charging infrastructure programs in the US, Europe, and Australia/New Zealand. His team was responsible for landmark projects that include commercial and residential virtual power plants, standalone and PV-paired grid scale storage, and a global network of high-power EV charging. Prior to Tesla, Mr. Callman served at the US Department of Energy, both with ARPA-E and the Recovery Act Team, where he focused on the commercialization of new and disruptive technologies. Mr. Callman holds an MA from the Johns Hopkins School of Advanced International Studies (SAIS) and was an interdisciplinary Echols Scholar at the University of Virginia, focused on biochemistry and evolutionary biology.

Mr. Stephan Feilhauer serves as our Chief Financial Officer.    Mr. Feilhauer is a Managing Director in Macquarie Capital’s Principal Finance Group, where he leads the investing efforts into growth stage companies at the intersection of technology with infrastructure, industrials and clean energy. He has 14 years of experience as an investor and researcher in the US, Europe and Asia. Mr. Feilhauer joined Macquarie Capital from Deutsche Bank’s principal investing, structured credit and corporate M&A teams in New York and Singapore. He began his career with Goldman Sachs in London, in the then newly created ESG and thematic equity research team. He holds a BSc from the University of London (University College London and London School of Economics) and an engineering Master’s degree from the Massachusetts Institute of Technology, during the completion of which he also consulted for the World Bank. He serves on the board of trustees of the German School Brooklyn.

Mr. Gautham Srinivas serves as our Secretary.    Gautham Srinivas is a Managing Director and senior counsel in Macquarie Capital’s Principal Finance Group. He has 18 years of global experience at leading law firms and financial institutions in Sydney, London and New York. Mr. Srinivas previously worked in Macquarie Capital’s Sydney office and served on the boards of various Macquarie group companies and portfolio companies throughout the Asia Pacific region. Mr. Srinivas has experience in principal investments across the capital structure and in various sectors, including infrastructure, telecommunications, transportation, energy and real estate. Mr. Srinivas holds a Masters of Corporate Law from the University of Cambridge and is licensed to practice law in New South Wales (Australia), England and New York State.

Board of Directors

Our management team will be supported by a board of directors that enhances our broad network, execution experience and industry expertise.

Mr. Dan Hesse — Executive Chairman.

Mr. Lawrence Handen — Chair Investment Committee.    Mr. Handen is Senior Managing Director in Macquarie Capital’s Principal Finance Group, where he serves as the Global Head of Technology and Growth Equity Investing. He has more than 30 years of experience as an investor, operator, and consultant. Throughout his career, Mr. Handen has been involved as a principal investor in more than 125 equity investments and acquisitions, served on the board of directors of more than 30 companies throughout the Americas and Australia; and has advised over 100 other companies in various capacities. He joined Macquarie Capital from Insight Venture Partners, a leading technology-focused private equity and venture capital firm, where he served as Managing Director. Prior to Insight, Mr. Handen was a General Partner at UBS Capital where he led the firm’s Software, Internet & Services Group. Previously, he was a Partner at PricewaterhouseCoopers Consulting. While at PwC, Mr. Handen led a practice specializing in corporate-wide growth and recovery solutions for companies in the technology, information, communications and entertainment industries. Mr. Handen received a BA in Economics and Political Science from Bucknell University and an MBA in Finance from NYU’s Stern School of Business

Mr. David Roseman — Co-Chair Investment Committee.    Mr. Roseman is currently the Chairman of Macquarie Capital’s Infrastructure and Energy Group, a team of over 250 professionals operating in all infrastructure, energy and utilities subsectors across the globe. Mr. Roseman was previously Macquarie Capital’s Head of the Infrastructure, Renewables and Utilities group for seven years. He joined Macquarie’s Project and Structured Finance Group in 1992. Prior to joining Macquarie, Mr. Roseman worked in the Banking and Finance Group at law firm Mallesons. Mr. Roseman previously served as Solicitor of the Supreme Court — New South Wales, Australia. He received a Bachelor of Economics (Hons) and Law at Monash University (Australia).

Ms. Virginia Breen — Independent Director.    Ms. Breen has 25 years of experience as an investor and board member in institutional private and public equity. She began her career at Donaldson, Lufkin & Jenrette (now Credit Suisse/First Boston) in investment banking in 1986 and moved to their venture capital affiliate, The Sprout Group, in 1988. Ms. Breen serves on the board of directors at UST Global Private Markets Fund, LLC, NB Private Markets Fund II, LLC, NB Private Markets Fund III, LLC, NB Crossroads Private Markets Fund IV Holdings LLC, NB Crossroads Private Markets Fund V Holdings LLC, NB Crossroads Private Markets Fund VI Holdings LLC, NB Crossroads Private Markets Access Fund, Jones Lang LaSalle Income Property Trust and Paylocity Holding Corporation (NASDAQ: PCTY). Ms. Breen also serves on the board of managers of the UBS A&Q Fund Complex and as a trustee for the Calamos Fund Complex. Ms. Breen holds an MBA with highest honors from Columbia University and an AB in Computer Science from Harvard College.

Advisory Board

In addition, we have established a senior advisory board to assist in the sourcing, evaluation and execution of the initial business combination. Our proposed advisors include:

Mr. Steven Elfman.    Mr. Elfman is the former president of Network Operations and Wholesale at Sprint, having had responsibility for Product, Technology Development, Network, Wholesale Operations, Value Added Services, Procurement & Real Estate and Digital. A proven leader and innovator in wireless technology, his expertise in wireless applications and Internet business models helped Sprint create a more open environment, enabling wireless data services for consumers, businesses and the machine to machine (M2M) market. Mr. Elfman joined the Sprint senior leadership team in May 2008. Prior to that, he was EVP of Infospace Mobile, and upon the acquisition by Motricity, he was appointed President and COO. He has also held leadership positions including EVP of Operations at Terabeam, CIO at AT&T Wireless and GE Capital Fleet services company and Head of IT for International Operations at 3M Company. He graduated from the University of Western Ontario in Canada with a degree in Computer Science and Business. Mr. Elfman has served on boards at Clearwire, Affirmed, Tethr, Syntonic, Goodman Networks, Bethany College and the Competitive Carrier Association and currently serves on the board of Smith Micro.

Executive Partners

The experience and operating capabilities of an executive partner can be an important component for a successful business combination in certain situations. We intend to recruit an executive who has the specific operating capabilities and experience needed by the target of the initial business combination to replace Mr. Hesse and Mr. Spirtos. At this time, we believe retaining the flexibility to match the executive partner with the right capabilities and experience to the eventual, specific target company allows us to evaluate opportunities and situations across the broadest range of sectors and will enable us to deliver the best initial business combination for our Investors.

At the time of our initial business combination, we expect our sponsor to agree to vesting or other terms relating to our founder shares that it believes best align our sponsor’s objectives with that of our post-initial business combination stockholders. We believe this alignment is an important evolution in the structure of special purpose acquisition companies and illustrates our commitment to delivering attractive returns to our investors. Please see “Description of Securities — Founder Shares” for more information.

The past performance of the members of our management team, Macquarie or any of its affiliates is not a guarantee that we will be able to identify a suitable candidate for our initial business combination or of success with respect to any business combination we may consummate. You should not rely on the historical record of the performance of our management, Macquarie or any of its affiliates’ performance as indicative of our future performance. None of our directors has any previous experience as directors or officers with any blank check companies or special purpose acquisition companies.

Sourcing

We believe Macquarie Capital’s strong relationships and global transaction sourcing capabilities provide an advantage that will enable us to assemble a large and differentiated pipeline of potential business combination targets to evaluate for our initial business combination. Specifically, we intend to use the following sourcing channels extensively:

•        Macquarie Capital:    The advisory, capital raising and principal investing division of Macquarie Group. In the US, Macquarie Capital has specialist expertise across a range of sectors and a comprehensive advisory function that is aligned with our target areas. Macquarie Capital’s network of approximately 2,000 investment and transaction professionals across 31 markets can identify opportunities from private equity sponsors, corporate carve-outs and founder relationships, and we intend to leverage such relationships to create proprietary transaction opportunities. We have developed a proprietary database of potential companies that we intend to leverage during our search.

•        Our Management Team, Board Members and Advisors:    Our management team, board members and advisors have extensive experience investing in businesses in our target sectors, deep industry knowledge and operating expertise and have strong direct relationships with founders and senior executives at many companies that we intend to target. We believe our extensive relationships with executives will create unique transaction opportunities, enhance our credibility as a transaction partner and position us as the partner of choice.

•        Operating Networks:    We will continue to benefit from an extensive network of portfolio companies, consultants and operating partners who have previously provided access to investment opportunities and may refer potential business opportunities to us. Macquarie Capital has nearly 1,000 current and historical portfolio companies which we will leverage to identify proprietary opportunities for a potential business combination.

•        Other Investment Banks & Advisors:    While we believe the Macquarie Capital platform offers access to significant and differentiated deal flow, Macquarie Capital also maintains strong relationships with other Investment Banking firms, Financial Advisors, Consultants and third party advisors. To further bolster our sourcing advantage, we will also work closely with other Investment Banks and intermediaries during the search process to identify the right opportunities that fulfill our stated objectives.

Business Strategy

Combining our management team’s domain, operating and market sector expertise, Macquarie Capital’s sourcing strategies and the Macquarie Capital platform, we believe will generate attractive returns for shareholders by selecting a high-quality target, negotiating favorable acquisition terms at an attractive valuation and creating the foundation for improved operational performance of the acquired company. In particular, we expect to distinguish ourselves with our ability to:

•        Leverage Best-in-class Sourcing Capabilities of the Macquarie Capital Platform.    We believe our ability to access the best-in-class sourcing capabilities of the Macquarie Capital platform is a significant advantage. The multiple sourcing vectors available to us through Macquarie Capital include a network of executives, founders, sponsors, academics and consultants that we can use to identify and evaluate suitable target businesses that could benefit from our experience in structuring complex transactions, accessing capital for growth, deleveraging and operational and strategic expertise.

•        Bring Unique Rigor to the Process of Identifying and Structuring a Business Combination.     Macquarie Capital has the investment capabilities and capital markets expertise necessary to consummate a successful business combination. The team’s demonstrated ability to identify, value and close large, complex transactions is a distinct advantage that is further bolstered by Macquarie Capital’s reputation, global footprint and significant investing capabilities.

•        Create a platform opportunity.    We believe we have the skills necessary to identify a company and give it a foundation for success. As part of its growth strategy, we may contemplate organic as well as potential inorganic growth opportunities that fit our strategy.

Competitive Strengths

We believe our platform will provide us with a significant pipeline of opportunities from which to evaluate potential business combinations that will benefit from our collective expertise, relationships and network. We believe that our competitive strengths include the following:

•        Purpose Built Sponsor.    We believe Macquarie Capital’s track record will be viewed favorably by target businesses in need of recapitalization, professionalized management, improved operating processes and controls, better access to industry relationships and strategic planning.

•        Proprietary Sourcing Channels and Leading Industry Relationships.    We believe deep personal relationships built over many years are critical not just in creating transaction opportunities, but also to position us as the partner of choice in any potential transaction. We believe the broad reach and deep relationships of Macquarie Capital with its clients, some of whom own or are associated with potential acquisition targets, will provide us with a differentiated and proprietary pipeline of acquisition opportunities that would be difficult for other participants in the market to replicate. We expect these sourcing capabilities will be further bolstered by Macquarie Capital’s reputation and track record as well as those of our management team, board of directors and advisory board. Macquarie Capital’s extensive network of senior level operating contacts will also allow us to identify and attract additional executive resources if the target requires additional managerial capabilities.

•        Deep Sector Expertise.    Macquarie Capital has extensive experience investing in and advising companies in our target sectors, such as software services and infrastructure. Members of our management team, board of directors and advisory board have significant experience growing, operating and advising businesses in our sectors of interest. Across all the resources available to us, we believe we are well positioned not just to identify and assess potential acquisitions, but also to be the partner of choice in our target markets.

•        Investing Experience.    We believe Macquarie Capital’s deep experience investing in private and public markets, combined with our track record of identifying and sourcing a significant number of potential targets, positions us well to appropriately evaluate potential transactions and select one that will be well received by the public markets.

•        Capital Markets and M&A Expertise.    Our management team has a deep understanding of capital markets, as well as significant M&A experience, which are critical components of an effective SPAC management team. We will have the ability to leverage the expertise of the Macquarie Capital platform, including (i) an Equity Capital Markets group, the members of which are in regular dialogue with public market investors, and (ii) a global M&A platform, the members of which were involved in over $212 billion of transactions in the year ending March 31, 2020. Macquarie Capital has acted as investor and advisor in numerous SPACs over the past five years, creating a unique expertise to execute on our intended strategy. We believe that the combination of our management team and Macquarie Capital’s experience and network will allow us to effectively position our investment thesis for the initial business combination, as well as for the combined company post-closing.

•        Financing Capabilities and Structuring Expertise.    Macquarie Capital has extensive experience in providing creative equity and debt-based financing solutions across a variety of market sectors, as a principal investor and as an advisor. We believe our expertise in arranging capital solutions will provide us with a material advantage in closing a transaction with a target company.

•        Access to Macquarie Capital’s Capabilities Post-Initial Business Combination.    We believe that potential sellers will be interested in a relationship with the Macquarie Capital platform and will look favorably upon Macquarie Capital’s involvement in a transaction, including as a significant investor after an initial business combination. Potential sellers may also have longstanding relationships with Macquarie Capital advisors and, therefore, may seek to engage with us following a business combination to focus on value creation and to potentially facilitate access to capital markets for further growth and provide acquisition advice to implement roll-up strategies.

Investment Criteria

Consistent with our strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective target businesses. We intend to use these criteria and guidelines in evaluating acquisition opportunities, but we may decide to enter into an initial business combination with a target business that does not meet these criteria or guidelines. We intend to focus on companies that provide value-added services and also:

•        Have a Leading Position in Attractive Industries.    We will seek to acquire a target company or business that holds a leading position in an industry with large addressable markets, strong secular growth and a favorable regulatory environment.

•        Have Demonstrated Organic Growth.    We will seek to acquire a business that has a track record of organic growth, particularly from the sale of recurring products and services into large and growing markets. Emphasis will be placed on companies that demonstrate the ability to up-sell and cross-sell to existing customers, maintain low overall churn rates and continue to innovate with new products and services through changing market conditions. Customer and product diversification along with strong overall industry growth will also be important factors in our selection process.

•        Have Strong Unit Economics.    We will seek to acquire a business that has demonstrated strong unit economics in its core products and markets. We will also look for a business capable of maintaining strong cash flow generation in the long term.

•        Have Opportunities for Inorganic Growth.    We will seek to acquire a business that can serve as a consolidator for future acquisitions, and we will use the skills of our management team, board and advisory board members to support such inorganic growth efforts.

•        Are Differentiated.    We will seek to acquire a business with a sustaining competitive differentiation. Sources of differentiation can include but are not limited to: patents, product development, brands, customer reputation or other Intellectual Property (IP), unique technical expertise and or personnel, innovative processes or proprietary sourcing and distribution/customer access.

•        Have a Committed and Exceptional Management Team.    We will seek to acquire a business with a professional management team whose members have distinguished themselves in terms of expertise, experience, performance, leadership and commitment. In addition to having a strong operating track record, we will look for team who demonstrate a high level of personal integrity. Where necessary, we will enhance the capabilities of the management team of the target business by recruiting additional talent through Macquarie Capital’s network of contacts.

We intend to seek a target with an aggregate enterprise value of approximately $750 million to $4.0 billion, determined according to reasonably accepted valuation standards and methodologies. We believe targeting companies of this size will provide a substantial number of opportunities for investment and will maximize the value of the collective network of our management team and Macquarie Capital.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management team may deem relevant. In the event that we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our stockholder communications related to our initial business combination, which, as discussed in this prospectus, would be in the form of proxy solicitation materials or tender offer documents that we would file with the SEC.

Our Acquisition Process

In evaluating a prospective target business, we expect to conduct a thorough due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as well as a review of financial, operational, legal and other information which will be made available to us. All potential transactions considered by the company will be reviewed and approved by an investment committee prior to submission to the full board of directors. The Investment Committee will initially consist of Mr. Handen, Mr. Roseman and Mr. Hesse. The consent of each member of the investment committee will be required for a potential transaction to be submitted for consideration by the full board of directors.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with Macquarie, our sponsor, officers or directors, nor are we prohibited from doing so with a business that is or is affiliated with any Macquarie Account. In the event we seek to complete our initial business combination with a business that is affiliated with Macquarie, our sponsor, officers or directors, we, or a committee of independent and disinterested directors, will obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority (“FINRA”), or from an independent accounting firm, that such initial business combination is fair to our company from a financial point of view.

Members of our management team may directly or indirectly own our securities following this offering, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

Each of our officers and directors presently has, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors become aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations to present the opportunity to such entity, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. We believe, however, that the fiduciary duties or contractual obligations of our officers or directors or Macquarie, or policies applicable to Macquarie, will not materially affect our ability to complete our initial business combination. Our amended and restated certificate of incorporation will provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

While Macquarie will not have any duty to offer acquisition opportunities to us, Macquarie may become aware of a potential transaction that may be an attractive opportunity for us, which it may or may not decide to share with us.

Macquarie is a worldwide, full-service investment banking, broker-dealer, asset management and financial services organization and a major participant in global financial markets. As such, Macquarie provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high net-worth individuals. Macquarie acts as an investment banker, research provider, investment adviser, financier, adviser, market maker, prime broker, derivatives dealer, lender, counterparty, agent, principal and investor. In those and other capacities, Macquarie advises clients in all major markets and purchases, sells, holds and recommends a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own account and for the accounts of clients, through client accounts and the relationships and products it sponsors, manages and advises. Macquarie has direct and indirect interests in the global fixed income, currency, commodity, equities, bank loan and other markets, and the securities and issuers, in which we and Macquarie Accounts may directly and indirectly invest.

Additionally, we may, but are not required to, engage Macquarie for services as a financial advisor in connection with identifying and investigating potential targets for our business combination. Conflicts may arise from Macquarie’s sponsorship of our company, its provision of services both to us (including as a financial advisor) and to third-party clients, as well as from actions undertaken by Macquarie for its own account. In performing services for other clients and also when acting for its own account, Macquarie may take commercial steps which may have an adverse effect on us. Any of Macquarie’s financial market activities may, individually or in the aggregate, have an adverse effect on us, and the interests of Macquarie or its clients or counterparties may at times be adverse to ours. Please see

“Proposed Business — Certain Potential Conflicts of Interest Relating to Macquarie” for additional information regarding certain potential conflicts of interest relating to Macquarie. See “Underwriting — Conflicts of Interest” for additional information about the relationship with Macquarie Capital (USA) Inc.

Initial Business Combination

Nasdaq rules require that an initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (excluding the amount of any deferred underwriting commissions). We refer to this as the 80% of fair market value test. The fair market value of the target or targets will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). Even though our board of directors will rely on generally accepted standards, our board of directors will have discretion to select the standards employed. In addition, the application of the standards generally involves a substantial degree of judgment. Accordingly, investors will be relying on the business judgment of the board of directors in evaluating the fair market value of the target or targets. The proxy solicitation materials or tender offer documents used by us in connection with any proposed transaction will provide public stockholders with our analysis of our satisfaction of the 80% of fair market value test, as well as the basis for our determinations. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, with respect to the satisfaction of such criteria. We do not currently intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination, although there is no assurance that will be the case.

We anticipate structuring our initial business combination so that the post-business combination company in which our public stockholders own or acquire shares will own or acquire 100% of the outstanding equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-business combination company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or stockholders or for other reasons, but we will only complete such business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Even if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target, our stockholders prior to our initial business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in our initial business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target, or issue a substantial number of new shares to third-parties in connection with financing our initial business combination. In such cases, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the outstanding equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired by us is what will be valued for purposes of the 80% of fair market value test. If our initial business combination involves more than one target business, the 80% of fair market value test will be based on the aggregate value of all of the target businesses.

Our amended and restated certificate of incorporation will require the affirmative vote of a majority of our board of directors, which must include a majority of our independent directors and the two director designees of our sponsor, to approve our initial business combination.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

Sourcing of Potential Business Combination Targets

Macquarie (including Macquarie Capital) manages and advises a substantial number of Macquarie Accounts, including Macquarie Accounts held by Macquarie on a proprietary basis, Macquarie Accounts held by Macquarie personnel or clients and Macquarie Accounts in which Macquarie and Macquarie personnel and clients have an interest. Macquarie and other Macquarie Accounts may compete with us for acquisition opportunities that we may target for our initial business combination. If Macquarie or such other Macquarie Accounts decide to pursue any such opportunity or Macquarie (including Macquarie Capital) determines in its sole discretion not to offer such opportunity to us, we may be precluded from procuring such opportunities. In addition, investment ideas generated within Macquarie or by persons who may make decisions for us may be suitable for both us and for Macquarie or other Macquarie Accounts and may be directed to Macquarie, other Macquarie Accounts or other third parties rather than to us. Prospective investors should note that, although our sponsor is an affiliate of Macquarie Capital (USA) Inc., we are not an investment advisory client of Macquarie Capital or any other business unit of Macquarie (and we are not a Macquarie Account). As such, none of Macquarie Capital, any other business unit of Macquarie or any Macquarie personnel (other than those who are members of our management team in their capacities as such) has any fiduciary, contractual or other obligations or duties to our company, including, without limitation, to present us with any opportunity for a potential business combination of which they become aware.

Our management team, in their other endeavors (including any affiliation they may have with Macquarie), may choose or be required to present potential business combinations or other transactions to Macquarie, other Macquarie Accounts or third parties, before they present such opportunities to us. Please see “Risk Factors — Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity or other transaction should be presented.” In addition, investment opportunities sourced by Macquarie Capital or its personnel or presented to Macquarie Capital by other business units of Macquarie or their personnel will be made available to us only after such opportunities have been offered to Macquarie Accounts managed or advised by Macquarie Capital. To the extent that such Macquarie Accounts decline to pursue any such opportunity, Macquarie Capital may in its sole discretion (but is not obligated to) offer all or any portion of such opportunity to us (or may instead offer all or any portion of such opportunity to Macquarie, other Macquarie Accounts or third parties). Investment opportunities that are sourced by business units of Macquarie other than Macquarie Capital or the personnel of such business units will not be made available to us, unless such opportunities are first presented to Macquarie Capital by such other business units or personnel.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with Macquarie, our sponsor, officers or directors, nor are we prohibited from doing so with a business that is or is affiliated with any Macquarie Account. In the event we seek to complete our initial business combination with a business that is affiliated with Macquarie, our sponsor, officers or directors, we, or a committee of independent and disinterested directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

As discussed above and in “Management — Conflicts of Interest,” if any of our officers or directors becomes aware of a business combination opportunity that is suitable for one or more entities to which he or she has fiduciary, contractual or other obligations or duties, he or she will honor these obligations and duties to present such business combination opportunity to such entities first, and only present it to us if such entities reject the opportunity and he or she determines to present the opportunity to us (including as described above). In addition, we may, at our option, pursue an affiliated joint acquisition opportunity with an entity to which an officer or director has a fiduciary, contractual or other obligation or duty. Any such parties may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by making a specified future issuance to any such parties.

Status as a Public Company

We believe our structure will make us an attractive business combination partner to target businesses. As an existing public company, we offer target businesses an alternative to the traditional initial public offering through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. In this situation, the owners of the target business would exchange their shares of stock in the target business for shares of our stock or for a combination of shares of our stock and cash, allowing us to tailor the consideration to the specific needs of the sellers. Although there are various costs and obligations associated with being a public company, we believe target businesses will find this method a more certain and cost effective method to becoming a public company than the typical initial public offering. In a typical initial public offering, there are additional expenses incurred in marketing, road show and public reporting efforts that may not be present to the same extent in connection with a business combination with us.

Furthermore, once a proposed business combination is completed, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions, which could delay or prevent the offering from occurring. Once public, we believe the target business would then have greater access to capital and an additional means of providing management incentives consistent with stockholders’ interests. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Additionally, we will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

Financial Position

With funds available for a business combination initially in the amount of $337,750,000 assuming no redemptions and after payment of $12,250,000 of deferred underwriting fees (or $388,412,500 assuming no redemptions and after payment of up to $14,087,500 of deferred underwriting fees if the underwriters’ option to purchase additional units is exercised in full), in each case, after estimated offering expenses of $2,350,000 (and prior to any post-IPO working capital expenses), we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, we have not taken any steps to secure third-party financing and there can be no assurance it will be available to us.

Effecting our Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this offering. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the sale of the private placement warrants, our capital stock, debt or a combination of these as the consideration to be paid in our initial business combination. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.

If our initial business combination is paid for using equity or debt or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemption of our public shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

Members of our management team and Macquarie are from time to time made aware of potential business opportunities, one or more of which we may desire to pursue, for a business combination, but we have not (nor has anyone on our behalf) contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a business combination transaction with us. Please see “— Sourcing of Potential Business Combination Targets” for

additional information regarding limitations on our access to investment opportunities sourced by Macquarie Capital and other business units of Macquarie. Additionally, we have not, nor has anyone on our behalf, taken any substantive measure, directly or indirectly, to identify or locate any suitable acquisition candidate for us, nor have we engaged or retained any agent or other representative to identify or locate any such acquisition candidate.

We may seek to raise additional funds in connection with the completion of our initial business combination through a private offering of equity securities (including pursuant to a specified future issuance) or debt securities or loans (including from Macquarie, other Macquarie Accounts or their respective affiliates), and we may effectuate our initial business combination using the proceeds of such offerings or loans rather than using the amounts held in the trust account.

In the case of an initial business combination funded with assets other than the trust account assets, our tender offer documents or proxy materials disclosing the business combination would disclose the terms of the financing and, only if required by applicable law or we decide to do so for business or other reasons, we would seek stockholder approval of such financing. There are no prohibitions on our ability to raise funds privately (including pursuant to a specified future issuance) or through loans (including from Macquarie, other Macquarie Accounts or their respective affiliates) in connection with our initial business combination. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise.

Selection of a target business and structuring of our initial business combination

Nasdaq rules require that an initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (excluding the amount of any deferred underwriting commissions). The fair market value of the target or targets will be determined by our board of directors based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, with respect to the satisfaction of such criteria. We do not currently intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination, although there is no assurance that will be the case. Subject to this requirement, our management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses, although we will not be permitted to effectuate our initial business combination solely with another blank check company or a similar company with nominal operations.

In any case, we will only complete an initial business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. If less than 100% of the outstanding equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired by us is what will be valued for purposes of the 80% of fair market value test. There is no basis for investors in this offering to evaluate the possible merits or risks of any target business with which we may ultimately complete our initial business combination.

To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors.

In evaluating a prospective target business, we expect to conduct a thorough due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as well as a review of financial, operational, legal and other information which will be made available to us.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

Lack of business diversification

For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business.

By completing our initial business combination with only a single entity our lack of diversification may subject us to numerous economic, competitive and regulatory risks. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

•        solely dependent upon the performance of a single business, property or asset; or

•        dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

Limited ability to evaluate the target’s management team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’s management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, it is highly unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.

We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the post-business combination company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Stockholders may not have the ability to approve our initial business combination

We may conduct redemptions without a stockholder vote pursuant to the tender offer rules of the SEC. However, we will seek stockholder approval if it is required by applicable law or stock exchange rule, or we may decide to seek stockholder approval for business or other reasons. Presented in the table below is a graphic explanation of the types of initial business combinations we may consider and whether stockholder approval is currently required under Delaware law for each such transaction.

Type of Transaction	Whether Stockholder Approval is Required
Purchase of assets	No
Purchase of stock of target not involving a merger with the company	No
Merger of target into a subsidiary of the company	No
Merger of the company with a target	Yes

Under Nasdaq’s listing rules, stockholder approval would be required for our initial business combination if, for example:

•        we issue (other than in a public offering for cash) shares of common stock that will either (a) be equal to or in excess of 20% of the number of shares of common stock then outstanding or (b) have voting power equal to or in excess of 20% of the voting power then outstanding;

•        any of our directors, officers or substantial stockholders (as defined by Nasdaq listing rules) has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target business or assets to be acquired or otherwise and the present or potential issuance of common stock could result in an increase in outstanding shares of common stock or voting power of 5% or more; or

•        the issuance or potential issuance of common stock will result in our undergoing a change of control.

The decision as to whether we will seek stockholder approval of a proposed business combination in those instances in which stockholder approval is not required by applicable law or stock exchange rule will be made by us, solely in our discretion, and will be based on business and reasons, which include a variety of factors, including, but not limited to:

•        the timing of the transaction, including in the event we determine stockholder approval would require additional time and there is either not enough time to seek stockholder approval or doing so would place the company at a disadvantage in the transaction or result in other additional burdens on the company;

•        the expected cost of holding a stockholder vote;

•        the risk that the stockholders would fail to approve the proposed business combination;

•        other time and budget constraints of the company; and

•        additional legal complexities of a proposed business combination that would be time-consuming and burdensome to present to stockholders.

Permitted purchases and other transactions with respect to our securities

In the event we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, directors, officers, advisors or any of their respective affiliates may purchase public shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. There is no limit on the number of securities such persons may purchase. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, directors, officers, advisors or any of their respective affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. However, they have no current commitments, plans or intentions to engage in such purchases or other transactions and have not formulated any terms or conditions for any such purchases or other transactions. None of the funds held in the trust account will be used to purchase public shares or warrants in such transactions. Such persons will be subject to restrictions in making any such purchases when they are in possession of any material non-public information or if such purchases are prohibited by Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. We will adopt an insider trading policy which will require insiders to (1) refrain from purchasing securities during certain blackout periods and when they are in possession of any material non-public information and (2) clear all trades with our legal counsel prior to execution. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.

In the event that our sponsor, directors, officers, advisors or any of their respective affiliates purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights or submitted a proxy to vote against our initial business combination, such selling stockholders would be required to revoke their prior elections to redeem their public shares and any proxy to vote against our initial business combination. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules.

The purpose of any such transaction could be to (1) vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining stockholder approval of the initial business combination, (2) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such transactions may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our shares of Class A common stock or warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Our sponsor, officers, directors, advisors and/or any of their respective affiliates anticipate that they may identify the stockholders with whom our sponsor, officers, directors, advisors or any of their respective affiliates may pursue privately negotiated transactions by either the stockholders contacting us directly or by our receipt of redemption requests submitted by stockholders (in the case of public shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that our sponsor, officers, directors, advisors or any of their respective affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming stockholders who have expressed their election to redeem their public shares for a pro rata share of the trust account or vote against our initial business combination. Such persons would select the stockholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase. The price per share paid in any such transaction may be different than the amount per share a public stockholder would receive if it elected to redeem its shares in connection with our initial business combination. Our sponsor, officers, directors, advisors or any of their respective affiliates will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

Any purchases by our sponsor, officers, directors and/or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will be restricted unless such purchases are made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our sponsor, officers, directors and/or any of their respective affiliates will be restricted from making purchases of common stock if such purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Redemption rights for public stockholders upon completion of our initial business combination

We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of common stock upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described herein. At completion of the business combination, we will be required to purchase any public shares properly delivered for redemption and not withdrawn. The amount in the trust account is initially anticipated to be $10.00 per public share. The per share amount we will distribute to public stockholders who properly redeem their public shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. There will be no redemption rights upon the completion of our initial business combination with respect to our warrants. Our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination.

Manner of conducting redemptions

We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of Class A common stock upon the completion of our initial business combination either: (1) in connection with a stockholder meeting called to approve the business combination; or (2) by means of a tender offer. Except as required by applicable law or stock exchange rules, the decision as to whether we will seek stockholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction. Asset acquisitions and stock purchases would not typically require stockholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our outstanding common stock or seek to amend our amended and restated certificate of incorporation would typically require stockholder approval. If we structure a business combination transaction with a target company in a manner that requires stockholder approval, we will not have discretion as to whether to seek a stockholder vote to approve the proposed business combination. We intend to conduct redemptions without a stockholder vote pursuant to the tender offer rules of the SEC unless stockholder approval is required by applicable law or stock exchange listing requirement or we choose to seek stockholder approval for business or other reasons.

If a stockholder vote is not required and we do not decide to hold a stockholder vote for business or other reasons, we will, pursuant to our amended and restated certificate of incorporation:

•        conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

•        file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Upon the public announcement of our initial business combination, we and our sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase shares of our Class A common stock in the open market if we elect to redeem our public shares through a tender offer, to comply with Rule 14e-5 under the Exchange Act.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public stockholders not tendering more than a specified number of public shares, which number will be based on the requirement that we may not redeem public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. If public stockholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete such initial business combination, and we instead may search for an alternate business combination (including, potentially, with the same target).

If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirement, or we decide to obtain stockholder approval for business or other reasons, we will, pursuant to our amended and restated certificate of incorporation:

•        conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

•        file proxy materials with the SEC.

We expect that a final proxy statement would be mailed to public stockholders at least 10 days prior to the stockholder vote. However, we expect that a draft proxy statement would be made available to such stockholders well in advance of such time, providing additional notice of redemption if we conduct redemptions in conjunction with a proxy solicitation. Although we are not required to do so, we currently intend to comply with the substantive and procedural requirements of Regulation 14A in connection with any stockholder vote even if we are not able to maintain our NYSE listing or Exchange Act registration.

In the event that we seek stockholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public stockholders with the redemption rights described above upon completion of the initial business combination.

If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of our common stock voted are voted in favor of the business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the company representing a majority of the voting power of all outstanding shares of capital stock of the company entitled to vote at such meeting. Our sponsor and each of our officers and directors will count towards this quorum and have agreed to vote any founder shares and any public shares held by them in favor of our initial business combination. These quorum and voting thresholds and agreements, may make it more likely that we will consummate our initial business combination. Each public stockholder may elect to redeem its public shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction. In addition, our initial sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of a business combination.

Our amended and restated certificate of incorporation will provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions. Redemptions of our public shares may also be subject to a higher net tangible asset test or cash requirement pursuant to an agreement relating to our initial business combination. For example, the proposed business combination may require: (1) cash consideration to be paid to the target or its owners; (2) cash to be transferred to the target for working capital or other general corporate purposes; or (3) the retention of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event the aggregate cash consideration we would be required to pay for all shares of Class A common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination (including, potentially, with the same target).

Limitation on redemption upon completion of our initial business combination if we seek stockholder approval

Notwithstanding the foregoing redemption rights, if we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation will provide that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, which we refer to as the “Excess Shares,” without our prior consent. We believe the restriction described above will discourage stockholders from accumulating large blocks of shares and subsequent attempts by such holders to use their ability to redeem their public shares as a means to force us or our sponsor or its affiliates to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public stockholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights against a business combination if such holder’s shares are not purchased by us or our sponsor or its affiliates at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem to no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Tendering stock certificates in connection with a tender offer or redemption rights

We may require our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the vote on the proposal to approve the business combination in the event we distribute proxy materials or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, rather than simply voting against the initial business combination at the holder’s option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public stockholders to satisfy such delivery requirements, which will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. Accordingly, a public stockholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two business days prior to the scheduled vote on the business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights. Pursuant to the tender offer rules, the tender offer period will be not less than 20 business days and, in the case of a stockholder vote, a final proxy statement would be mailed to public stockholders at least 10 days prior to the stockholder vote. However, we expect that a draft proxy statement would be made available to such stockholders well in advance of such time, providing additional notice of redemption if we conduct redemptions in conjunction with a proxy solicitation. Given the relatively short exercise period, it is advisable for stockholders to use electronic delivery of their public shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. The transfer agent will typically charge the tendering broker a fee of approximately $80 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the stockholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her redemption rights. After the business combination was approved, the company would contact such stockholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the stockholder then had an “option window” after the completion of the business combination during which he or she could monitor the price of the company’s stock in the market. If the price rose above the redemption price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the redemption rights, to which stockholders were aware they needed to commit before the stockholder meeting, would become “option” rights surviving past the completion of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the tender offer materials or two business days prior to the scheduled date of the stockholder meeting set forth in our proxy materials, as applicable (unless we elect to allow additional withdrawal rights). Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their public shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their redemption rights would not be entitled to redeem their public shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public stockholders who elected to redeem their public shares.

If our initial proposed business combination is not completed, we may continue to try to complete a business combination until 24 months from the closing of this offering or during any Extension Period.

Redemption of public shares and liquidation if no initial business combination

Our amended and restated certificate of incorporation will provide that we will have only 24 months from the closing of this offering to complete our initial business combination. If we have not completed our initial business combination within such period or during any Extension Period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the prescribed time period.

Our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within the prescribed time period. However, if our sponsor or any of our officers, directors or any of their respective affiliates then hold any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time frame to complete our initial business combination.

Our sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their shares of Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $1,000,000 of proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of this offering and the sale of the private placement warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account and any tax payments or expenses for the dissolution of the trust, the per-share redemption amount received by stockholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Please see “Risk Factors — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors described above. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.00 per public share; or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company and, therefore, our sponsor may not be able to satisfy those obligations. We have not asked our sponsor to reserve for such obligations. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below: (1) $10.00 per public share; or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in certain instances. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable or the independent directors may determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per public share. Please see “Risk Factors — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share” and other risk factors described above.

We will seek to reduce the possibility that our sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to $1,000,000 from the proceeds of this offering and the sale of the private placement warrants with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our trust account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of $2,350,000, we may fund such excess with funds from the funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $2,350,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the required time period, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we have not completed our initial business combination within 24 months from the closing of this offering or during any Extension Period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our public shares as soon as reasonably possible following the end of our acquisition period and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent ten years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account.

As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust account is remote. Further, our sponsor may be liable only to the extent necessary to ensure that the amounts in the trust account are not reduced below: (1) $10.00 per public share; or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. Please see “Risk Factors — If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.”

A public stockholder will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) the completion of our initial business combination and then, only in connection with those public shares that such stockholder has properly elected to redeem, subject to the limitations described in this prospectus; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of all of our public shares if we have not completed our initial business combination within 24 months from the closing of this offering, subject to applicable law. In no other circumstances will a public stockholder have any right or interest of any kind to or in the trust account. In the event we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with our initial business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such stockholder must have also exercised its redemption rights described above. Holders of warrants will not have any rights of proceeds held in the trust account with respect to the warrants.

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation will contain certain requirements and restrictions relating to this offering that will apply to us until the consummation of our initial business combination. If we seek to amend any provisions of our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, we will provide public stockholders with the opportunity to redeem their public shares in connection with any such vote. Our sponsor and each of our, officers and directors have agreed to waive any redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination. Specifically, our amended and restated certificate of incorporation will provide, among other things, that:

•        prior to the consummation of our initial business combination, we shall either: (1) seek stockholder approval of our initial business combination at a meeting called for such purpose, in connection with which, stockholders may seek to redeem their shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction, into their pro rata share of the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the completion of our initial business combination, including interest (which interest shall be net of taxes payable); or (2) provide our public stockholders with the opportunity to tender their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the completion of our initial business combination, including interest (which interest shall be net of taxes payable), in each case subject to the limitations described herein;

•        we will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 upon such consummation and, solely if we seek stockholder approval, a majority of the outstanding shares of our common stock voted are voted in favor of the business combination at a duly held stockholders meeting;

•        if we have not completed our initial business combination within 24 months from the closing of this offering, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law; and

•        prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to (1) receive funds from the trust account or (2) vote pursuant to our amended and restated certificate of incorporation on any initial business combination or any amendments to our amended and restated certificate of incorporation.

These provisions cannot be amended without the approval of holders of at least 65% of our outstanding common stock.

Additionally, our amended and restated certificate of incorporation will provide that, prior to our initial business combination, only holders of our Class B common stock will have the right to vote on the election of directors and that holders of a majority of the outstanding shares of our Class B common stock may remove a member of the board of directors for any reason. These provisions of our amended and restated certificate of incorporation may only be amended if approved by holders of a majority of at least 90% of the outstanding shares of our common stock voting at a stockholder meeting.

Unless specified in our amended and restated certificate of incorporation or bylaws, or as required by applicable law or stock exchange rules, the affirmative vote of holders of a majority of the outstanding shares of our common stock that are voted is required to approve any such matter voted on by our stockholders.

Comparison of redemption or purchase prices in connection with our initial business combination and if we fail to complete our initial business combination

The following table compares the redemptions and other permitted purchases of public shares that may take place in connection with the completion of our initial business combination and if we have not completed our initial business combination within 24 months from the closing of this offering or during any Extension Period.

	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination
Calculation of redemption price

Redemptions at the time of our initial business combination may be made pursuant to a tender offer or in connection with a stockholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a stockholder vote. In either case, our public stockholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of the initial business combination (which is initially anticipated to be $10.00 per public share), including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause our net tangible assets to be less than $5,000,001 following such redemptions, and any limitations (including but not limited to cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.

If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors or any of their respective affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. Such purchases will be restricted except to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. None of the funds in the trust account will be used to purchase shares in such transactions.

If we have not completed our initial business combination within 24 months from the closing of this offering or during any Extension Period, we will redeem all public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account (which is initially anticipated to be $10.00 per public share), including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares.

	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination
Impact to remaining stockholders

The redemptions in connection with our initial business combination will reduce the book value per share for our remaining stockholders, who will bear the burden of the deferred underwriting commissions and interest withdrawn in order to pay our taxes (to the extent not paid from amounts accrued as interest on the funds held in the trust account).

If the permitted purchases described above are made, there will be no impact to our remaining stockholders because the purchase price would not be paid by us.

The redemption of our public shares if we fail to complete our initial business combination will reduce the book value per share for the shares held by our initial stockholders, who will be our only remaining stockholders after such redemptions.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419

The following table compares the terms of this offering to the terms of an offering by a blank check company subject to the provisions of Rule 419. This comparison assumes that the gross proceeds, underwriting commissions and underwriting expenses of our offering would be identical to those of an offering undertaken by a company subject to Rule 419, and that the underwriters will not exercise their option to purchase additional units. None of the provisions of Rule 419 apply to our offering.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Escrow of offering proceeds

The rules of Nasdaq provide that at least 90% of the gross proceeds from this offering and the sale of the private placement warrants be deposited in a trust account. $350,000,000 of the net proceeds of this offering and the sale of the private placement warrants will be deposited into a U.S.-based trust account in the United States with Continental Stock Transfer & Trust Company acting as trustee.

Approximately $297,675,000 of the offering proceeds, representing the gross proceeds of this offering less allowable underwriting commissions, expenses and company deductions under Rule 419, would be required to be deposited into either an escrow account with an insured depositary institution or in a separate bank account established by a broker-dealer in which the broker-dealer acts as trustee for persons having the beneficial interests in the account.

Investment of net proceeds

$350,000,000 of the net offering proceeds and the sale of the private placement warrants held in trust will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act.

Proceeds could be invested only in specified securities such as a money market fund meeting conditions of the Investment Company Act or in securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United States.

Receipt of interest on escrowed funds

Interest on proceeds from the trust account to be paid to stockholders is reduced by: (1) any taxes paid or payable; and (2) in the event of our liquidation for failure to complete our initial business combination within the allotted time, up to $100,000 of net interest that may be released to us should we have no or insufficient working capital to fund the costs and expenses of our dissolution and liquidation.

Interest on funds in escrow account would be held for the sole benefit of investors, unless and only after the funds held in escrow were released to us in connection with our completion of a business combination.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Limitation on fair value or net assets of target business

Nasdaq rules require that an initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (excluding the amount of any deferred underwriting commissions).

The fair value or net assets of a target business must represent at least 80% of the maximum offering proceeds.
Trading of securities issued

The units are expected to begin trading on or promptly after the date of this prospectus. The Class A common stock and warrants constituting the units will begin separate trading on the 52nd day following the date of this prospectus (or, if such date is not a business day, the following business day) unless Citigroup informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. We will file the Current Report on Form 8-K promptly after the closing of this offering. If the underwriters’ option to purchase additional units is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriters’ option to purchase additional units.

No trading of the units or the underlying common stock and warrants would be permitted until the completion of a business combination. During this period, the securities would be held in the escrow or trust account.

Exercise of the warrants	The warrants cannot be exercised until the later of 30 days after the completion of our initial business combination and 12 months from the closing of this offering.

The warrants could be exercised prior to the completion of a business combination, but securities received and cash paid in connection with the exercise would be deposited in the escrow or trust account.

Election to remain an investor

We will provide our public stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of our initial business combination, including interest, which interest shall be net of taxes payable, upon the completion of our initial business combination, subject to the limitations described herein. We may not be required by applicable law or stock exchange rules to hold a stockholder vote. If we are not required by applicable law or stock exchange rules and do not otherwise decide to hold a stockholder vote, we will, pursuant to our amended and restated certificate of incorporation, conduct the redemptions pursuant to the tender offer rules of the SEC

A prospectus containing information pertaining to the business combination required by the SEC would be sent to each investor. Each investor would be given the opportunity to notify the company in writing, within a period of no less than 20 business days and no more than 45 business days from the effective date of a post-effective amendment to the company’s registration statement, to decide if he, she or it elects to remain a stockholder of the company or require the return of his, her or its investment. If the company has not received the notification by the end of the 45th business day, funds and interest or dividends, if any, held in the trust or escrow account are automatically returned to the stockholder. Unless a sufficient number of investors elect to remain investors, all funds

	Terms of Our Offering	Terms Under a Rule 419 Offering

and file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, we hold a stockholder vote, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Pursuant to the tender offer rules, the tender offer period will be not less than 20 business days and, in the case of a stockholder vote, a final proxy statement would be mailed to public stockholders at least 10 days prior to the stockholder vote. However, we expect that a draft proxy statement would be made available to such stockholders well in advance of such time, providing additional notice of redemption if we conduct redemptions in conjunction with a proxy solicitation. If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of our common stock voted are voted in favor of the business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the company representing a majority of the voting power of all outstanding shares of capital stock of the company entitled to vote at such meeting.

Additionally, each public stockholder may elect to redeem its public shares without voting and, if they do vote, irrespective of whether they vote for or against the proposed transaction.

on deposit in the escrow account must be returned to all of the investors and none of the securities are issued.
Business combination deadline

If we have not completed an initial business combination within 24 months from the closing of this offering or during any Extension Period, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive

If an acquisition has not been completed within 18 months after the effective date of the company’s registration statement, funds held in the trust or escrow account are returned to investors.

	Terms of Our Offering	Terms Under a Rule 419 Offering

further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Release of funds

Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our taxes, if any, the funds held in the trust account will not be released from the trust account until the earliest of: (1) the completion of our initial business combination; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of all of our public shares if we have not completed our initial business combination within 24 months from the closing of this offering, subject to applicable law.

The proceeds held in the escrow account are not released until the earlier of the completion of a business combination and the failure to effect a business combination within the allotted time.
Limitation on redemption rights of stockholders holding more than 15% of the shares sold in this offering if we hold a stockholder vote

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation will provide that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect Excess Shares (more than an aggregate of 15% of the shares sold in this offering), without our prior consent. Our public stockholders’ inability to redeem Excess Shares will reduce their influence over our ability to complete our initial business combination and they could suffer a material loss on their investment in us if they sell Excess Shares in open market transactions.

Most blank check companies provide no restrictions on the ability of stockholders to redeem shares based on the number of shares held by such stockholders in connection with an initial business combination.

	Terms of Our Offering	Terms Under a Rule 419 Offering
Tendering stock certificates in connection with a tender offer or redemption rights

We may require our public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders or up to two business days prior to the scheduled vote on the proposal to approve the business combination in the event we distribute proxy materials, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public stockholders to satisfy such delivery requirements. Accordingly, a public stockholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two business days prior to the scheduled vote on the business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights.

In order to perfect redemption rights in connection with their business combinations, holders could vote against a proposed business combination and check a box on the proxy card indicating such holders were seeking to exercise their redemption rights. After the business combination was approved, the company would contact such stockholders to arrange for them to deliver their certificate to verify ownership.

Competition

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, including, without limitation, Macquarie and other Macquarie Accounts, competing for the types of businesses we intend to acquire.

Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there will be numerous target businesses we could potentially acquire with the net proceeds of this offering and the sale of the private placement warrants, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. Our sponsor or any of its affiliates (including Macquarie) may make additional investments in us, although our sponsor and its affiliates have no obligation or other duty to do so. Please see “Proposed Business — Certain Potential Conflicts of Interest Relating to Macquarie” for a discussion on certain limitations related to other resources Macquarie may, but is under no obligation or other duty to, provide us. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, our obligation to pay cash in connection with our public stockholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by target businesses. Any of these factors may place us at a competitive disadvantage in successfully negotiating and completing an initial business combination.

Certain Potential Conflicts of Interest Relating to Macquarie

Our sponsor is an affiliate of Macquarie Capital (USA) Inc. Macquarie is a worldwide, full-service investment banking, broker-dealer, asset management and financial services organization and a major participant in global financial markets. As such, Macquarie provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high net-worth individuals. Macquarie acts as an investment banker, research provider, investment adviser, financier, adviser, market maker, prime broker, derivatives dealer, lender, counterparty, agent, principal and investor. In those and other capacities, Macquarie advises clients in all major markets and purchases, sells, holds and recommends a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products, for its own account and for the accounts of clients, through client accounts and the relationships and products it sponsors, manages and advises. Macquarie has direct and indirect interests in the global fixed income, currency, commodity, equities, bank loan and other markets, and the securities and issuers, in which we and Macquarie Accounts may directly and indirectly invest. While Macquarie will not have any duty to offer acquisition opportunities to us, Macquarie may become aware of a potential transaction that may be an attractive opportunity for us, which it may or may not decide to share with us. In addition, we may, but are not required to, engage Macquarie for services as a financial advisor in connection with identifying and investigating potential targets for our business combination. John Spirtos, Greg Callman, Stephan Feilhauer, Gautham Srinivas, Lawrence Handen, and David Roseman are currently associated with Macquarie and will not be independent of Macquarie (although there is no assurance that any of them will remain associated with Macquarie).

As described in the preceding paragraph, Macquarie is engaged in other businesses and has interests other than its sponsorship of and related interests in our company. We will not be entitled to compensation related to such businesses. These activities and interests of Macquarie may include potential multiple advisory, transactional, and financial and other interests in securities, instruments and companies, including us, or that may be, directly or indirectly, purchased or sold by us.

Conflicts may arise from Macquarie’s sponsorship of our company, its provision of services both to us (including as a financial advisor) and to third-party clients, as well as from actions undertaken by Macquarie for its own account. In performing services for other clients and also when acting for its own account, Macquarie may take commercial steps which may have an adverse effect on us. Any of Macquarie’s financial market activities may, individually or in the aggregate, have an adverse effect on us, and the interests of Macquarie or its clients or counterparties may at times be adverse to ours.

The following discussion describes certain potential conflicts of interest that exist between Macquarie and our company. These are considerations of which investors in our company should be aware, and which may cause conflicts that could disadvantage us. They are not, and are not intended to be, a complete enumeration or explanation of all of the potential conflicts of interest that may arise. Present and future activities of Macquarie in addition to those described in this “— Certain Potential Conflicts of Interest Relating to Macquarie” may give rise to additional conflicts of interest. Dealing with conflicts of interest is complex and difficult and new and different types of conflicts may subsequently arise. There can be no assurance that Macquarie will be able to resolve all conflicts in a manner that is favorable to us, and any such conflicts may have a material adverse effect on us, including our ability to consummate an initial business combination.

Macquarie Group, Macquarie Capital, MIHI and the sponsor are not authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia), and Macquarie Group, Macquarie Capital, MIHI and the sponsor’s obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Group, Macquarie Capital, MIHI or the sponsor.

Limitations on Our Access to Investment Opportunities Sourced by Macquarie Capital and Other Business Units of Macquarie

Macquarie (including Macquarie Capital) manages and advises a substantial number of Macquarie Accounts, including Macquarie Accounts held by Macquarie on a proprietary basis, Macquarie Accounts held by Macquarie personnel or clients and Macquarie Accounts in which Macquarie and Macquarie personnel and clients have an interest. Macquarie and other Macquarie Accounts may compete with us for acquisition opportunities that we may target for our initial business combination. If Macquarie or such other Macquarie Accounts decide to pursue any such opportunity or

Macquarie (including Macquarie Capital) determines in its sole discretion not to offer such opportunity to us, we may be precluded from procuring such opportunities. In addition, investment ideas generated within Macquarie or by persons who may make decisions for us may be suitable for both us and for Macquarie or other Macquarie Accounts and may be directed to Macquarie, other Macquarie Accounts or other third parties rather than to us. Prospective investors should note that, although our sponsor is an affiliate of Macquarie Capital (USA) Inc., we are not an investment advisory client of Macquarie Capital or any other business unit of Macquarie (and we are not a Macquarie Account). As such, none of Macquarie Capital, any other business unit of Macquarie or any Macquarie personnel (other than those who are members of our management team in their capacities as such) has any fiduciary, contractual or other obligations or duties to our company, including, without limitation, to present us with any opportunity for a potential business combination of which they become aware.

Our management team, in their other endeavors (including any affiliation they may have with Macquarie), may choose or be required to present potential business combinations or other transactions to Macquarie, other Macquarie Accounts or third parties, before they present such opportunities to us. Please see “Risk Factors — Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity or other transaction should be presented.” In addition, investment opportunities sourced by Macquarie Capital or its personnel or presented to Macquarie Capital by other business units of Macquarie or their personnel will be made available to us only after such opportunities have been offered to Macquarie Accounts managed or advised by Macquarie Capital. To the extent that such Macquarie Accounts decline to pursue any such opportunity, Macquarie Capital may in its sole discretion (but is not obligated to) offer all or any portion of such opportunity to us (or may instead offer all or any portion of such opportunity to Macquarie, other Macquarie Accounts or third parties). Investment opportunities that are sourced by business units of Macquarie other than Macquarie Capital or the personnel of such business units will not be made available to us, unless such opportunities are first presented to Macquarie Capital by such other business units or personnel.

Macquarie’s and Macquarie Capital’s Activities on Behalf of Macquarie Accounts; Our Company is Not an Investment Advisory Client of Macquarie Capital or Any Other Business Unit of Macquarie and is Not a Macquarie Account

As described above, Macquarie engages in a variety of activities in the global financial markets. The extent of Macquarie’s activities in the global financial markets, including, without limitation, in its capacity as an investment banker, research provider, investment adviser, financier, adviser, market maker, prime broker, derivatives dealer, lender, counterparty, agent, principal and investor, as well as in other capacities, may have potential adverse effects on us or businesses that we seek to acquire. Macquarie and its personnel, when acting in these or other capacities, may advise on transactions, make investment decisions or recommendations, provide differing investment views or have views with respect to research or valuations that are inconsistent with, or adverse to, our interests and activities or those of businesses that we seek to acquire. Transactions by, advice to and activities of Macquarie and other Macquarie Accounts (including with respect to investment decisions, voting and the enforcement of rights) may involve us or businesses that we seek to acquire. For example, Macquarie may be engaged to provide advice to a Macquarie Account that is considering entering into a transaction with us, and Macquarie may advise the Macquarie Account not to pursue the transaction with us, or otherwise in connection with a potential transaction provide advice to the Macquarie Account that would be adverse to us. Moreover, Macquarie or other Macquarie Accounts who own our securities or securities of businesses that we seek to acquire may vote on or take or refrain from taking actions with respect to such securities in ways that may be disadvantageous to us or our public stockholders.

Prospective investors should note that, although our sponsor is an affiliate of Macquarie Capital (USA) Inc., our company is not an investment advisory client of Macquarie Capital or any other business unit of Macquarie (and is not a Macquarie Account). As such, none of Macquarie Capital, any other business unit of Macquarie or any Macquarie personnel (other than those who are members of our management team in their capacities as such) has any fiduciary, contractual or other obligations or duties to our company, including, without limitation, to present us with any opportunity for a potential business combination of which they become aware. Our management team is responsible for making all acquisition and other decisions on our behalf. Decisions made by our management team may differ from those by Macquarie (including Macquarie Capital) on behalf of Macquarie Accounts and may compete with, affect, differ from, conflict with, or involve timing different from, advice given to, or investment or voting decisions made by Macquarie Capital for Macquarie Accounts. Neither Macquarie Capital nor any other business unit of Macquarie will have any contractual or other obligation or duty to make available to us any information regarding its trading activities, strategies or views, or the activities, strategies or views, including those used for Macquarie or other Macquarie Accounts. In the event that Macquarie or other Macquarie Accounts hold securities of a business that we seek to acquire, Macquarie, on behalf of itself or such other Macquarie Accounts, may implement an investment decision ahead of, or contemporaneously with, or behind similar investment decisions made by us. The relative timing for the implementation of investment decisions for Macquarie or other Macquarie Accounts, on the one hand, and by us, on the other hand, may disadvantage us.

Although our company may from time to time have access to certain fundamental analyses and proprietary technical models developed by Macquarie and its personnel, Macquarie and its personnel have no obligation or other duty to make such analyses and models available to us and, in certain cases, may be prohibited from doing so. In addition, Macquarie has no obligation or other duty to seek information or to make available to or share with our company any information, investment strategies, opportunities or ideas known to Macquarie personnel or developed or used in connection with other clients or activities and, in certain cases, they may be prohibited from doing so. Macquarie and certain of its personnel, including those who are involved with our company, may be in possession of information not available to all Macquarie personnel, and such personnel may act on the basis of such information in connection with the activities relating to Macquarie and other Macquarie Accounts in ways that are adverse to our company.

Macquarie is often engaged as a financial advisor, or to provide financing, to corporations and other entities and their directors and managers in connection with the sale of those entities, their assets or their subsidiaries. Sellers generally require Macquarie to act exclusively on their behalf and/or for other reasons, we may be precluded in many instances from attempting to acquire securities of the business being sold or otherwise participate as a buyer in the transaction. Macquarie also represents potential buyer’s businesses. Macquarie may be incentivized to direct an opportunity to one of these buyers or to form a consortium with such buyers to bid for the opportunity, thereby eliminating or reducing the investment opportunity available to us.

Lending and Loan Syndication; Investments in Different Parts of an Issuer’s Capital Structure

Macquarie is engaged in the business of making, underwriting and syndicating senior and other loans to corporate and other borrowers, and may seek (but is not obligated) to provide these services to our company or businesses that we seek to acquire. For instance, we or such businesses may borrow money from Macquarie or other Macquarie Accounts and Macquarie or other Macquarie Accounts may (but are not obligated to) arrange or underwrite bank or high-yield financing used by us or such businesses. In addition, Macquarie is the sponsor of (and some of the Macquarie Accounts are) investment partnerships specializing in senior secured loan investments and mezzanine investments, which may (but are not obligated to) make senior secured loan and/or mezzanine investments in us or such businesses. The interest, fees and other compensation received by Macquarie or other Macquarie Accounts in connection with these activities will not be shared with our company or our public stockholders.

Macquarie (including Macquarie Capital) or other Macquarie Accounts may invest in or extend credit to different parts of our capital structure or the capital structure of businesses that we seek to acquire. As a result, Macquarie (including Macquarie Capital) or other Macquarie Accounts may take actions that are directly adverse to us, our public stockholders or such businesses. In addition, Macquarie (including Macquarie Capital) may advise Macquarie Accounts with respect to different parts of our capital structure or the capital structure of businesses that we seek to acquire, classes of our securities that are senior to our common stock or classes of such businesses’ securities that are senior to the securities of such businesses owned by us. Macquarie (including Macquarie Capital) may pursue rights, provide advice or engage in other activities, or refrain from pursuing rights, providing advice or engaging in other activities, on behalf of itself or Macquarie Accounts with respect to our company or businesses that we seek to acquire, and such actions (or refraining from action) may have a material adverse effect on us or such businesses.

For example, in the event that Macquarie (including Macquarie Capital) or a Macquarie Account holds loans, securities or other positions in our capital structure that ranks senior in preference to our common stock, and our company experiences financial or operational challenges, Macquarie (including Macquarie Capital), acting on behalf of itself or the Macquarie Account, may seek a liquidation, reorganization or restructuring of our company, or terms in connection with the foregoing, that may have an adverse effect on or otherwise conflict with the interests of our other investors, including public stockholders. In the event our company becomes financially distressed, we may undertake a restructuring and, as a result, the equity interests in our company may be extinguished or substantially diluted while the creditors may receive a recovery of some or all of the amounts due to them and may receive equity in the company. In this regard, in the event that Macquarie or other Macquarie Accounts are holders of our debt and our company is subject to a restructuring, Macquarie or such other Macquarie Accounts may recover amounts owed to them while the interests of public stockholders may be extinguished or substantially diluted. In addition, in connection with lending arrangements involving our company, Macquarie and other Macquarie Accounts may seek to exercise its creditors’ rights under the applicable loan agreement or other document, which may be detrimental to our equity holders, including our public stockholders. Similar considerations will apply in the event that Macquarie or other Macquarie Accounts hold loans, securities or other positions in the capital structure of businesses that we seek to acquire that rank senior in preference to the securities of such businesses acquired by us.

Macquarie May Act in Multiple Commercial Capacities

To the extent permitted by applicable law, Macquarie may act as broker, dealer, agent, counterparty, lender or advisor or in other commercial capacities for us or businesses that we seek to acquire. Prospective investors should not rely on, or have any expectation, that Macquarie will act in any such capacities. Macquarie may be entitled to compensation in connection with the provision of such services, and we will not be entitled to any such compensation. Macquarie will have an interest in obtaining fees and other compensation in connection with such services that are favorable to Macquarie, and in connection with providing such services may take commercial steps in its own interest, or may advise the parties to which it is providing services, or take other actions, any of which may negatively affect us. For example, Macquarie may require repayment of all or part of a loan made to us or to a business we seek to acquire, which could cause us or such business to default or be required to liquidate assets more rapidly, which could adversely affect the value of our company or such business. Macquarie may also advise us or a business we seek to acquire to make changes to our capital structure or the capital structure of such business, the result of which would be a reduction in the value of our securities or the securities issued by such business. Actions taken or advised to be taken by Macquarie in connection with other types of transactions may also result in adverse consequences for our company or a business we seek to acquire. In addition, due to its access to and knowledge of funds, markets and securities based on its prime brokerage and other businesses, Macquarie (on behalf of itself or other Macquarie Accounts) may make decisions based on information or take (or refrain from taking) actions with respect to us or businesses that we seek to acquire in a manner that may be adverse to us. Macquarie may also provide various services to us or to businesses that we seek to acquire, which may result in fees, compensation and remuneration, as well as other benefits, to Macquarie, enhance Macquarie’s relationships with various parties, facilitate additional business development and enable Macquarie to obtain additional business and generate additional revenue. In addition, while it has no obligation or other duty to do so, Macquarie, subject to applicable restrictions on sale, may act as a broker for public stockholders who are interested in selling their units, shares or warrants.

Subject to applicable law, we may acquire a business affiliated with or advised by Macquarie or in which Macquarie, other Macquarie Accounts or their respective affiliates have an equity, debt or other interest, or to engage in investment transactions that may result in Macquarie, other Macquarie Accounts or such affiliates being relieved of obligations or otherwise divested of investments. For example, we may acquire a company affiliated with Macquarie or other Macquarie Accounts, or purchase securities from, a business that uses the proceeds to repay loans made by, or otherwise repurchase debt held by, Macquarie or other Macquarie Accounts. These activities by us may enhance the profitability of Macquarie or other Macquarie Accounts with respect to their investment in and activities relating to such companies.

In addition, to the extent permitted by applicable law, we may invest in money market funds sponsored, managed or advised by Macquarie. In connection with any such investments, we generally will pay all advisory, administrative or Rule 12b-1 fees applicable to the investment. In such circumstances, as well as in all other circumstances in which Macquarie receives any fees or other compensation in any form relating to the provision of services, no accounting or repayment to our company will be required.

Macquarie (including Macquarie Capital) may create, write, sell, issue, invest in or act as placement agent or distributor of derivative instruments related to us, or with respect to our underlying securities or assets, or which may be otherwise based on or seek to replicate or hedge our performance. Such derivative transactions, and any associated hedging activity, may differ from and be adverse to our interests. Activities in respect of derivative transactions, and any associated hedging activity, may occur as a result of Macquarie’s adjustment in assessment of our business based on various considerations, and Macquarie will not be under any obligation or other duty to provide notice to us in respect of any such adjustment in assessment.

Macquarie (including Macquarie Capital) or other Macquarie Accounts may also have different rights in respect of a business that we seek to acquire, or invest in different classes of securities issued by a business that we seek to acquire that have different rights, including, without limitation, with respect to liquidity. The determination to exercise such rights by Macquarie (including Macquarie Capital) on behalf of itself or certain Macquarie Accounts may have an adverse effect on us.

Macquarie may make loans to clients or enter into margin, asset-based or other credit facilities or similar transactions with clients that may (or may not) be secured by publicly or privately held securities or other assets, including by a client’s assets or interests other than our units, common stock and warrants. Some of these borrowers may be public or private companies, or founders, officers or shareholders in companies in which Macquarie or other Macquarie Accounts (directly or indirectly) invest, and such loans may be secured by securities of such companies, which may be the same as, pari passu with, or more senior or junior to, interests held (directly or indirectly) by Macquarie or other Macquarie Accounts. In connection with its rights as lender, Macquarie may act to protect its own commercial interest and may take actions that adversely affect the borrower, including by liquidating or causing the liquidation of securities on behalf of a borrower or foreclosing and liquidating such securities in Macquarie’s own name. Such actions may adversely affect us (e.g., if a large position in our common stock is liquidated, among the other potential adverse consequences, the value of our common stock may decline rapidly). In addition, Macquarie may make loans to our public stockholders or enter into similar transactions that are secured by a pledge of, or mortgage over, a public stockholder’s units, common stock and/or warrants, which would provide Macquarie with the right to take possession such securities in the event that such public stockholder defaults on its obligations. These transactions may be significant and may be made without notice to the public securityholders.

Macquarie may have business relationships with, and purchase, or distribute or sell, services or products from or to, distributors, consultants and others who have a relationship with us or businesses that we seek to acquire. As a result, those persons and institutions may have conflicts associated with their dealings with us.

Macquarie may, in its discretion, recommend that we, or a business we seek to acquire, have ongoing business dealings, arrangements or agreements with persons who are former employees of Macquarie or are otherwise associated with a Macquarie Account investor, portfolio company, or service provider. We, or a business we seek to acquire, may bear, directly or indirectly, the costs of such dealings, arrangements or agreements. These recommendations, and recommendations relating to continuing any such dealings, arrangements or agreements, may pose conflicts of interest due to Macquarie’s relationships with such former employees or persons otherwise associated with an investor in a Macquarie Account, portfolio company or service provider.

Conflicts Resulting from Our Company Being a Public Company

Macquarie and other Macquarie Accounts may directly or indirectly trade our securities. Such trading activities may adversely affect us. For example, Macquarie or other Macquarie Accounts may establish a short position in our securities. This short position may result in the impairment of the price of our securities or may be designed to profit from a decline in the price of such securities.

Furthermore, Macquarie may perform research and other analysis in respect of our company. Any views expressed by Macquarie in connection with such research and analysis may be negative with respect to, or result in trading strategies that have a negative impact on the market for, us and our securities.

Macquarie Capital has adopted a Code of Ethics under Rule 204A-1 of the U.S. Investment Advisers Act of 1940, as amended, designed to provide that personnel of Macquarie Capital, and certain additional Macquarie personnel who support Macquarie Capital, comply with applicable federal securities laws and place the interests of clients first in conducting personal securities transactions. Macquarie Capital’s Code of Ethics imposes certain restrictions on securities transactions in the personal accounts of covered persons to help avoid conflicts of interest. Subject to the limitations of Macquarie Capital’s Code of Ethics, covered persons (including those who are members of our management team) may buy and sell securities or other investments for their personal accounts, including investments in us, and may also take positions that are the same as, different from, or made at different times than, positions taken (directly or indirectly) by us.

Not all Members of Our Management Team are Independent of Macquarie

Our management team is responsible for the management of our affairs. John Spirtos, Greg Callman, Stephan Feilhauer, Gautham Srinivas, Lawrence Handen, and David Roseman are currently associated with Macquarie and will not be independent of Macquarie (although there is no assurance that any of them will remain associated with Macquarie). As a result, each of John Spirtos, Greg Callman, Stephan Feilhauer, Gautham Srinivas, Lawrence Handen, and David Roseman has, and in the future may have additional, fiduciary, contractual or other obligations or duties, in addition to his obligations and duties as a member of our management team, including as a result of his association with Macquarie, which could result in potential conflicts of interest. Additionally, all Macquarie personnel are subject to firm-wide policies and procedures regarding confidential and proprietary information, information barriers, private investments, outside business activities and personal trading. Please see “Management — Conflicts of Interest” for additional information regarding conflicts of interest relating to our management team.

Affiliated Joint Acquisition

In addition, we may, at our option, pursue an affiliated joint acquisition opportunity with Macquarie, other Macquarie Accounts or their respective affiliates. Any such parties may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by making a specified future issuance to any such parties, which may give rise to certain conflicts of interest.

We will pursue an affiliated joint acquisition if we believe such transaction will help us consummate a specific initial business combination or would be beneficial to the post-business combination company. None of Macquarie, other Macquarie Accounts or any of their respective affiliates has any current commitments to engage in such transactions, and we are not aware of any such parties having any plans or intentions to do so. We have also not formulated any terms or conditions for any such transactions, and the amount and other terms and conditions of any such transactions would be determined at the time thereof.

Holders of any shares of capital stock issued in an affiliated joint acquisition prior to our initial business combination, will not be entitled to (1) receive funds from the trust account or (2) vote pursuant to our amended and restated certificate of incorporation on any initial business combination or any amendments to our amended and restated certificate of incorporation. However, any such issuance would dilute the interest of our stockholders. See “Risk Factors — We may issue additional shares of Class A common stock to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue shares of Class A common stock upon the conversion of the Class B common stock at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions described herein. Any such issuances would dilute the interest of our stockholders and likely present other risks.” Additionally, to the extent any affiliated joint acquisition involves the issuance of notes or other debt securities or we otherwise incur debt in connection therewith, such transaction could have negative effects on us, including those described in “Risk Factors — We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our stockholders’ investment in us.”

If our initial business combination involves an affiliated joint acquisition, our tender offer documents or proxy materials disclosing the business combination would disclose the terms of such affiliated joint acquisition and, only if required by applicable law or we decide to do so for business or other reasons, we would seek stockholder approval of such affiliated joint acquisition.

Selection of Service Providers

We expect to engage service providers (including attorneys and consultants) that may also provide services to Macquarie and other Macquarie Accounts. We intend to select these service providers based on a number of factors, including expertise and experience, knowledge of related or similar products, quality of service, reputation in the marketplace, relationships with Macquarie Capital, Macquarie or others, and price. These service providers may have business, financial, or other relationships with Macquarie, including being a portfolio company of Macquarie Capital, Macquarie, or a Macquarie Account. These relationships may or may not influence our selection of these service providers. In such circumstances, there may be a conflict of interest between us, on the one hand, and Macquarie Capital, Macquarie, and Macquarie Accounts (or their portfolio companies), on the other hand, if we determine not to engage or continue to engage these service providers. The service providers selected by us may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by Macquarie, on the other hand.

Sponsor Indemnity

Our sponsor, an affiliate of Macquarie Capital (USA) Inc., has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below: (1) $10.00 per public share; or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company and, therefore, our sponsor may not be able to satisfy those obligations. We have not asked our sponsor to reserve for such obligations. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. We believe the likelihood of our sponsor having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

Facilities

We currently maintain our executive offices at 125 W 55th St, New York, NY 10019. We consider our current office space adequate for our current operations.

Employees

We currently have four officers and do not intend to have any full-time employees prior to the completion of our initial business combination. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that any such person will devote in any time period to our company will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

Periodic Reporting and Financial Information

We will register our units, Class A common stock and warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accounting firm.

We will provide stockholders with audited financial statements of the prospective target business as part of the tender offer materials or proxy solicitation materials sent to stockholders to assist them in assessing the target business. These financial statements may be required to be prepared in accordance with, or be reconciled to, GAAP or IFRS, depending on the circumstances and the historical financial statements may be required to be audited in accordance with PCAOB standards. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such financial statements in time for us to disclose such financial statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame. While this may limit the pool of potential business combination candidates, we do not believe that this limitation will be material.

We will be required to evaluate our internal control procedures for the fiscal year ending December 31, 2021 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirements on our internal control over financial reporting. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, and (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year or the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 12 months preceding the date of this prospectus.

MANAGEMENT

Directors, Director Nominees and Executive Officers

Our directors, director nominees and officers are as follows:

Name	Age	Title
Dan Hesse	67	Executive Chairman of the Board of Directors and Director Nominee
John Spirtos	55	Chief Executive Officer and President
Greg Callman	43	Energy Sector Lead
Stephan Feilhauer	38	Chief Financial Officer
Gautham Srinivas	41	Secretary
Lawrence Handen	54	Director
David Roseman	55	Director
Virginia Breen	56	Director Nominee

Dan Hesse has agreed to serve on the board of directors as the Executive Chairman. He most recently served as the Chief Executive Officer of Sprint (NYSE: S), the third largest US telecommunications company, from December 2007 to August 2014. During his tenure as CEO, the American Customer Satisfaction Index recognized Sprint as the most improved U.S. company in overall customer satisfaction across all 43 industries, and JD Power recognized Sprint 20 times for excellence in customer service. Sprint, at #3, was the only telecom company on Newsweek’s list of America’s 25 Greenest Companies, and Corporate Responsibility magazine awarded Mr. Hesse its Lifetime Achievement Award. Sprint’s improved performance is further demonstrated by Sprint’s #1 ranking among all S&P 500 companies for Total Shareholder Return, assuming reinvested dividends, during Mr. Hesse’s last two full calendar years as CEO. Prior to Sprint, Mr. Hesse was the Chairman and CEO of Embarq Corporation, a $6 billion-in-revenue telecommunications services company. Mr. Hesse spent 23 years at AT&T and rose to President and CEO of AT&T Wireless Services, at the time the United States’ largest wireless carrier. He received a BA from the University of Notre Dame, an MBA from Cornell University and an MS from the Massachusetts Institute of Technology. Mr. Hesse currently serves on the boards of directors of PNC (NYSE: PNC), where he chairs the Technology Subcommittee, and Akamai (NASDAQ: AKAM), where he chairs the Environmental, Social and Governance Committee. We believe Mr. Hesse’s accomplishments and reputation in the communications and technology industries will enable access to potential business combination targets.

John Spirtos is the Chief Executive Officer of the company. He is a Senior Advisor at Macquarie Capital and leads investing efforts in communication and technology infrastructure investing. Prior to working with Macquarie Capital, Mr. Spirtos held several leadership positions at General Electric (NYSE: GE), including Senior Managing Director at GE Ventures overseeing the new business creation function for GE. Prior to that, Mr. Spirtos served as Executive Vice President of Sales, Marketing and Corporate Development at iconectiv, which is the communications database division of LM Ericsson (NASDAQ: ERIC); CEO of GridPoint Inc., a privately held provider of IoT networking and energy management services; EVP of Comverse Technology (NASDAQ: CMVT), a global provider of real-time billing and rating solutions to telecoms and utilities, SVP of Corporate Development at NeuStar, Inc. (NYSE: NSR), a global provider of database management services; and President of Broadwing Communications (NASDAQ: BWNG), a national provider of communications services now owned by Lumen Technologies (previously CenturyTel, Inc.). Mr. Spirtos received a BS from University of California, a JD from Southwestern University and an MBA and LLM from Georgetown University.

Greg Callman is the Energy Sector Lead of the company. He is a Senior Managing Director and Global Head of Energy Technology at Macquarie Capital. Mr. Callman leads infrastructure development and corporate equity investments across categories such as grid scale energy storage, distributed energy, fleet electrification and residential energy. He brings 20 years of international experience as an operating executive, investor, consultant and public servant. Mr. Callman joined Macquarie Capital from Tesla, where he led the growth of the company’s energy business and charging infrastructure programs in the US, Europe, and Australia/New Zealand. His team was responsible for landmark projects that include commercial and residential virtual power plants, standalone and PV-paired grid scale storage, and a global network of high-power EV charging. Prior to Tesla, Mr. Callman served at the US Department of Energy, both with ARPA-E and the Recovery Act Team, where he focused on the commercialization of new and disruptive technologies. Mr. Callman holds an MA from the Johns Hopkins School of Advanced International Studies (SAIS) and was an interdisciplinary Echols Scholar at the University of Virginia, focused on biochemistry and evolutionary biology.

Stephan Feilhauer is the Chief Financial Officer of the company. He is a Managing Director in Macquarie Capital’s Principal Finance Group, where he leads the investing efforts into growth stage companies at the intersection of technology with infrastructure, industrials and clean energy. He has 14 years of experience as an investor and researcher in the US, Europe and Asia. Mr. Feilhauer joined Macquarie Capital from Deutsche Bank’s principal investing, structured credit and corporate M&A teams in New York and Singapore. He began his career with Goldman Sachs in London, in the then newly-created ESG and thematic equity research team. He holds a BSc from the University of London (University College London and London School of Economics) and an engineering Master’s degree from the Massachusetts Institute of Technology, during the completion of which he also consulted for the World Bank. He serves on the board of trustees of the German School Brooklyn.

Gautham Srinivas is the Secretary of the company. He is a Managing Director in Macquarie Capital’s Principal Finance Group where he serves as a senior counsel in New York. He has 18 years of global experience at leading law firms and financial institutions in Sydney, London and New York. Mr. Srinivas previously worked in Macquarie Capital’s Sydney office and served on the boards of various Macquarie group companies and portfolio companies throughout the Asia Pacific region. Mr. Srinivas has experience in principal investments across the capital structure and in various sectors, including infrastructure, telecommunications, transportation, energy and real estate. Mr. Srinivas holds a Masters of Corporate Law from the University of Cambridge and is licensed to practice law in New South Wales (Australia), England and New York State.

Lawrence Handen is a director of the company. He is Senior Managing Director in Macquarie Capital’s Principal Finance Group, where he serves as the Global Head of Technology and Growth Equity Investing. He has more than 30 years of experience as an investor, operator and consultant. Throughout his career, Mr. Handen has been involved as a principal investor in more than 125 equity investments and acquisitions, served on the board of directors of more than 30 companies throughout the Americas and Australia and has advised over 100 other companies in various capacities. He joined Macquarie Capital from Insight Venture Partners, a leading technology-focused private equity and venture capital firm, where he served as Managing Director. Prior to Insight, Mr. Handen was a General Partner at UBS Capital where he led the firm’s Software, Internet & Services Group. Previously, he was a Partner at PricewaterhouseCoopers Consulting. While at PwC, Mr. Handen led a practice specializing in corporate-wide growth and recovery solutions for companies in the technology, information, communications and entertainment industries. Mr. Handen received a BA in Economics and Political Science from Bucknell University and an MBA in Finance from NYU’s Stern School of Business.

David Roseman is a director of the company. He is currently the Chairman of Macquarie Capital’s Infrastructure and Energy Group, a team of over 250 professionals operating in all infrastructure, energy and utilities subsectors across the globe. David was previously Macquarie Capital’s Head of the Infrastructure, Renewables and Utilities group for seven years. He joined Macquarie’s Project and Structured Finance Group in 1992. Prior to joining Macquarie, Mr. Roseman worked in the Banking and Finance Group at law firm Mallesons. Mr. Roseman previously served as Solicitor of the Supreme Court — New South Wales, Australia. He received a Bachelor of Economics (Hons) and Law at Monash University (Australia).

Virginia Breen has agreed to serve on the board of directors of the company. She has 25 years of experience as an investor and board member in institutional private and public equity. She began her career at Donaldson, Lufkin & Jenrette (now Credit Suisse/First Boston) in investment banking in 1986 and moved to their venture capital affiliate, The Sprout Group, in 1988. Ms. Breen serves on the board of directors at UST Global Private Markets Fund, LLC, NB Private Markets Fund II, LLC, NB Private Markets Fund III, LLC, NB Crossroads Private Markets Fund IV Holdings LLC, NB Crossroads Private Markets Fund V Holdings LLC, NB Crossroads Private Markets Fund VI Holdings LLC, NB Crossroads Private Markets Access Fund, Jones Lang LaSalle Income Property Trust and Paylocity Holding Corporation (NASDAQ: PCTY). Ms. Breen also serves on the board of managers of the UBS A&Q Fund Complex and as a trustee for the Calamos Fund Complex. Ms. Breen holds an MBA with highest honors from Columbia University and an AB in Computer Science from Harvard College.

Number and Terms of Office of Officers and Directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, we expect that our board of directors will consist of seven members. Prior to consummation of our initial business combination, holders of our Class B common stock will have the right to elect all of our directors and remove members of our board of directors for any reason. Holders of our public shares will not have the right to vote on the election of directors during such time. These provisions of our amended and restated certificate of incorporation may only be amended if approved by holders of a majority of at least 90% of the outstanding shares of our common stock voting at a stockholder meeting. Approval of our initial business combination will require the affirmative vote of a majority of our board directors, which must include a majority of our independent directors and the approval of the investment committee. Subject to any other special rights applicable to the stockholders, prior to our initial business combination, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors that includes any directors representing our sponsor then on our board of directors, or by holders of a majority of the outstanding shares of our Class B common stock.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws will provide that our officers may consist of a Chief Executive Officer, a President, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer, Assistant Treasurers and such other offices as may be determined by the board of directors (including interim officers as it deems appropriate).

Director Independence

The rules of Nasdaq require that a majority of our board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Upon the effectiveness of the registration statement of which this prospectus forms a part, we expect to have            “independent directors” as defined in Nasdaq rules and applicable SEC rules prior to completion of this offering. Our board of directors has determined that each of four is an independent director under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our officers or directors have received any compensation for services rendered to us. Our sponsor, officers, directors and their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers, directors or our or any of their respective affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the combined company. All compensation will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial business combination will be determined by a compensation committee constituted solely by independent directors.

We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.

Committees of the Board of Directors

Upon the effective date of the registration statement of which this prospectus forms a part, our board of directors will have four standing committees: an audit committee, a compensation committee, a nominating and corporate governance committee and an investment committee. Each of the audit committee, compensation committee and nominating and corporate governance committee will be composed solely of independent directors. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee be comprised solely of independent directors and that directors be nominated by only independent directors, of which our nominating and corporate governance committee will be solely comprised. Each committee will operate under a charter that will be approved by our board of directors and will have the composition and responsibilities described below. The charter of each committee will be available on our website following the closing of this offering.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish an audit committee of the board of directors. The members of our audit committee will be [•]. [•] will serve as chairman of the audit committee.

Each member of the audit committee is financially literate and our board of directors has determined that            qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We will adopt an audit committee charter, which will detail the purpose and principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a compensation committee of the board of directors. The members of our compensation committee will be [•]. [•] will serve as chairman of the compensation committee.

We will adopt a compensation committee charter, which will detail the purpose and responsibility of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a nominating and corporate governance committee of the board of directors. The members of our nominating and corporate governance committee will be [•]. [•] will serve as chair of the nominating and corporate governance committee.

We will adopt a nominating and corporate governance committee charter, which will detail the purpose and responsibilities of the nominating and corporate governance committee, including:

•        identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

•        developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter will also provide that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

Investment Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish an investment committee of the board of directors. The members of our investment committee will be Dan Hesse, Lawrence Handen and David Roseman, and Mr. Handen and Mr. Roseman will serve as chair and co-chair of the committee, respectively. The consent of each member of the investment committee will be required for a potential transaction to be submitted for consideration by the full board of directors.

We will adopt an investment committee charter, which will detail the purpose and responsibilities of the investment committee, including:

•        reviewing and approving potential business combination opportunities and transactions;

•        overseeing commercial, financial, legal, regulatory, compliance, and technical due diligence to be performed by the company; and

•        recommending to the board of directors potential business combination opportunities and transactions that have been approved by the committee.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Code of Ethics

Prior to the closing of this offering, we will adopt a code of ethics and business conduct (our “Code of Ethics”) applicable to our directors, officers and employees. We have filed a copy of our form of our Code of Ethics as an exhibit to the registration statement of which this prospectus forms a part. You will be able to review this document by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of our Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. Please see “Where You Can Find Additional Information.”

Conflicts of Interest

Our management team is responsible for the management of our affairs. As described above and below, each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for one or more entities to which he or she has fiduciary, contractual or other obligations or duties, he or she will honor these obligations and duties to present such business combination opportunity to such entities first, and only present it to us if such entities reject the opportunity and he or she determines to present the opportunity to us (including as described in “Proposed Business — Sourcing of Potential Business Combination Targets”). These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us.

Specifically, John Spirtos, Greg Callman, Stephan Feilhauer, Gautham Srinivas, Lawrence Handen, and David Roseman are currently associated with Macquarie and will not be independent of Macquarie (although there is no assurance that any of them will remain associated with Macquarie). As a result, each of John Spirtos, Greg Callman, Stephan Feilhauer, Gautham Srinivas, Lawrence Handen, and David Roseman has, and in the future may have additional, fiduciary, contractual or other obligations or duties, in addition to his obligations and duties as members of our management team, including as a result of his association with Macquarie, which could result in potential conflicts of interest.] Additionally, all Macquarie personnel are subject to firm-wide policies and procedures regarding confidential and proprietary information, information barriers, private investments, outside business activities and personal trading. Please see “Proposed Business — Certain Potential Conflicts of Interest Relating to Macquarie” for additional information regarding certain potential conflicts of interest relating to Macquarie.

We do not believe, however, that the fiduciary, contractual or other obligations or duties of our officers or directors, or Macquarie, or policies applicable to Macquarie, will materially affect our ability to complete our initial business combination. Our amended and restated certificate of incorporation will provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue.

Since the consent of Macquarie Capital which is affiliated to our sponsor, is required for approval of our initial business combination, any such conflict of interest could prevent us from consummating our initial business combination.

Our sponsor, officers and directors may become involved with subsequent special purpose acquisition companies similar to our company. Potential investors should also be aware of the following other potential conflicts of interest:

•        None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities (including the activities or Macquarie and other Macquarie Accounts).

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. Please see “— Directors, Director Nominees and Executive Officers” for a description of our management’s other affiliations.

•        Our sponsor and each of our officers and directors have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the consummation of our initial business combination. Additionally, our sponsor and each of our officers and directors have agreed to waive their redemption rights with respect to any founder shares held by them if we fail to consummate our initial business combination within 24 months after the closing of this offering or during any Extension Period. However, if our initial stockholders or any of our officers, directors or affiliates acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to consummate our initial business combination within the prescribed time frame. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement warrants held in the trust account will be used to fund the redemption of our public shares, and the private placement warrants will expire worthless.

•        With certain limited exceptions, the founder shares will not be transferable, assignable or salable by our initial stockholders until the earlier of: (1) one year after the completion of our initial business combination; and (2) subsequent to our initial business combination, (x) the date on which we consummate a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of common stock for cash, securities or other property and (y) if the last reported sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination. With certain limited exceptions, the private placement warrants and the shares of common stock underlying such warrants, will not be transferable, assignable or salable by our sponsor until 30 days after the completion of our initial business combination. Since our sponsor, officers and directors may directly or indirectly own common stock and warrants following this offering, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•        Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether to proceed with a particular business combination.

•        Our key personnel may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such key personnel was included by a target business as a condition to any agreement with respect to our initial business combination.

•        Macquarie Capital (USA) Inc., an affiliate of our sponsor, is an underwriter of this offering and in such capacity will receive underwriting discounts, commissions and other fees and expenses.

The conflicts described above may not be resolved in our favor.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors have similar legal obligations and duties relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our amended and restated certificate of incorporation will provide that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have, and there will not be any expectancy that any of our directors or officers will offer any such corporate opportunity of which he or she may become aware to us. Below is a table summarizing the entities to which our officers, directors and director nominees currently have fiduciary duties or contractual obligations that may present a conflict of interest:

Name of Individual	Entity Name	Entity’s Business	Affiliation
Dan Hesse	PNC	Financial Company	Director
	Akamai	Internet Company	Director
John Spirtos	Macquarie Group(1) Logical Buildings, Inc	Investment Company Energy management technology provider	Senior Advisor Director
Greg Callman	In-Charge Energy, Inc	Energy services company	Director
	Calibrant Energy	Distributed energy company	Director
Stephan Feilhauer	Macquarie Group(1)	Investment Company Energy management technology provider	Managing Director
	Business Keeper GmbH	Software Company	Director
Gautham Srinivas	Macquarie Group(1)	Investment Company Energy management technology provider	Managing Director
Lawrence Handen	Macquarie Group(1)	Investment Company Energy management technology provider	Senior Managing Director
David Roseman	Macquarie Group(1)	Investment Company Energy management technology provider	Chairman of the Infrastructure and Energy Group
Virginia Breen	Paylocity JLLIPT NB Private Equity Partners(2) UST Global Private Market Fund UB A&Q Fund(2)	Software Company Income Property Trust Investment Company Investment Fund Investment Fund	Director Director Director Director Director

____________

(1)      Includes Macquarie Group and its affiliates.

(2)      Includes certain of its funds and other affiliates, including its portfolio companies.

Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for one or more entities to which he or she has fiduciary, contractual or other obligations or duties, he or she will honor these obligations and duties to present such business combination opportunity to such entities first, and only present it to us if such entities reject the opportunity and he or she determines to present the opportunity to us (including as described in “Proposed Business — Sourcing of Potential Business Combination Targets”). These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us.

We do not believe, however, that the fiduciary, contractual or other obligations or duties of our officers or directors, or Macquarie, or policies applicable to Macquarie, will materially affect our ability to complete our initial business combination. Our amended and restated certificate of incorporation will provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with Macquarie, our sponsor, officers or directors, nor are we prohibited from doing so with a business that is or is affiliated with any Macquarie Account. In the event we seek to complete our initial business combination with a business that is affiliated with Macquarie, our sponsor, officers or directors, we, or a committee of independent and disinterested directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

In addition, our sponsor or any of its affiliates (including Macquarie and other Macquarie Accounts) may make additional investments in the company in connection with the initial business combination through a specified future issuance or otherwise, although our sponsor and its affiliates have no obligation or current intention to do so. If our sponsor or any of its affiliates elects to make additional investments, such proposed investments could influence our sponsor’s motivation to complete an initial business combination.

In the event that we submit our initial business combination to our public stockholders for a vote, our sponsor and each of our officers and directors have agreed to vote any founder shares and any public shares held by them in favor of our initial business combination, and our officers and directors have also agreed to vote public shares purchased by them (if any) during or after this offering in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will provide that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our amended and restated certificate of incorporation will provide that our directors will not be personally liable for monetary damages to us or stockholders for breaches of their fiduciary duty as directors, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL.

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our bylaws also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We will obtain a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect the sale of our common stock included in the units offered by this prospectus, and assuming no purchase of units in this offering, by:

•        each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•        each of our executive officers, directors and director nominees; and

•        all our executive officers, directors and director nominees as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants as these warrants are not exercisable within 60 days of the date of this prospectus.

The post-offering ownership percentage column below assumes that the underwriters do not exercise their option to purchase additional units, that our sponsor and Dan Hesse forfeit 1,312,500 founder shares and that there are 43,750,000 shares of our common stock issued and outstanding after this offering.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Approximate Percentage of Outstanding Common Stock
		Before Offering	After Offering(2)
Tech and Energy Transition Sponsor LLC (our sponsor)(3)	9,056,250	90.0%	18.0%
MIHI LLC	9,056,250	90.0%	18.0%
Dan Hesse	1,006,250	10.0%	2.0%
John Spirtos	—	—	—
Greg Callman	—	—	—
Stephan Feilhauer	—	—	—
Gautham Srinivas	—	—	—
Lawrence Handen	—	—	—
David Roseman	—	—	—
Virginia Breen	*	*	*
All directors, director nominees and executive officers as a group ( individuals)	10,062,500	100.0%	20.0%

____________

*        Less than one percent.

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o Tech and Energy Transition Corporation, 125 W 55th St, New York, NY 10019.

(2)      Interests shown consist solely of shares of Class B common stock which are referred to herein as founder shares. Such shares will automatically convert into shares of Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities.”

(3)      Tech and Energy Transition Sponsor LLC is a wholly owned subsidiary of MIHI, which is a wholly owned subsidiary of Macquarie Group. Each of MIHI and Macquarie Group. may be deemed to beneficially own the shares held by our sponsor by virtue of their direct and indirect ownership, respectively, over Tech and Energy Transition Sponsor LLC . Each of MIHI and Macquarie Group. disclaims beneficial ownership of any such shares except to the extent of their respective pecuniary interest therein. The business address of Tech and Energy Transition Sponsor LLC is 125 W 55th St, New York, NY 10019.

Immediately after this offering, our initial stockholders will beneficially own 20% of our then issued and outstanding shares of our common stock. If we increase or decrease the size of this offering, we will adjust the number of shares of Class B common stock to be issued in the Recapitalization to be effected prior to the consummation of this offering, or we will effect a stock split, stock dividend or share contribution back to capital, as applicable, immediately prior to the consummation of this offering in such amount as to maintain the ownership of our initial stockholders at 20% of the issued and outstanding shares of common stock after this offering. In addition, because of their ownership block, our initial stockholders may be able to effectively influence the outcome of all other matters requiring approval by our stockholders, including, amendments to our amended and restated certificate of incorporation and approval of significant corporate transactions.

Our sponsor has committed to subscribe to purchase an aggregate of 6,900,000 (or 7,600,000 if the underwriters’ option to purchase additional units is exercised in full) private placement warrants at a price of $1.50 per warrant ($10,350,000 in the aggregate or $11,400,000 in the aggregate if the underwriters’ option to purchase additional units is exercised in full) in a private placement that will occur simultaneously with the closing of this offering. This subscription will be made pursuant to a private pro rata rights offering that will expire prior to the closing of this offering. In the pro rata rights offering, we will provide each of our initial stockholders with one non-transferable right for each founder share that they hold, with each right entitling its holder to subscribe to purchase up to approximately            private placement warrants. Because our sponsor has committed to exercise its rights in full, it will purchase 6,900,000 private placement warrants (or 7,600,000 warrants if the underwriters’ option to purchase additional units is exercised in full) upon the closing of this initial public offering. While we do not expect our independent directors to exercise their rights, if they were to exercise such rights in full, Dan Hesse and our independent directors would purchase an aggregate of            private placement warrants at $1.50 per private placement warrant for total proceeds of $          . To the extent our independent directors do not exercise their rights, such rights will expire worthless. Our independent directors would purchase such private placement warrants on the same terms and conditions as our sponsor. The information in this prospectus assumes that our independent directors will not exercise their rights to subscribe to purchase private placement warrants in the pro rata rights offering. Notwithstanding the foregoing, all purchases made under the private pro rata rights offering must be completed on or before June 30, 2021.

Each private placement warrant entitles the holder thereof to purchase one share of our Class A common stock at $11.50 per share, subject to adjustment as provided herein. Proceeds from the private placement warrants will be added to the proceeds from this offering to be held in the trust account. If we do not complete our initial business combination within 24 months from the closing of this offering or during any Extension Period, the proceeds of the sale of the private placement warrants held in the trust account will be used to fund the redemption of our public shares, and the private placement warrants will expire worthless. The private placement warrants are identical to the warrants sold as part of the units in this offering except that, so long as they are held by our sponsor or its permitted transferees: (1) they will not be redeemable by us, except as described under “Description of Securities — Warrants — Public Stockholders’ Warrants — Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”; (2) they (including the Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by our sponsor until 30 days after the completion of our initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) the holders thereof (including with respect to the shares of common stock issuable upon exercise of these warrants) are entitled to registration rights.

Our sponsor, officers and directors are deemed to be our “promoters” as such term is defined under the federal securities laws. Please see “Certain Relationships and Related Party Transactions” for additional information regarding our relationships with our promoters.

Transfers of Founder Shares and Private Placement Warrants

The founder shares, private placement warrants and any shares of Class A common stock issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the letter agreement with us to be entered into by our initial stockholders. Those lock-up provisions provide that such securities are not transferable or salable (1) in the case of the founder shares, until the earlier of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) the date on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property or (y) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, and (2) in the case of the private placement warrants and the respective Class A common stock underlying such warrants, until 30 days after the completion of our initial business combination, except in each case (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of our sponsor, or any affiliates of our sponsor, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of our liquidation prior to our completion of our initial business combination; (g) by virtue of the laws of Delaware or our sponsor’s limited liability company agreement, as amended, upon dissolution of our sponsor; or (h) in the event of our completion of a liquidation, merger, stock exchange, reorganization or other similar transaction which results in all of our public stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property subsequent to our completion of our initial business combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other applicable restrictions contained in the letter agreement. The private placement securities to be acquired by an affiliate of Macquarie Capital (USA) Inc. will be subject to lock-up restrictions as described under the heading “Underwriting (Conflicts of Interest) — Private Placement Securities.”

Registration Rights

The holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any shares of common stock issuable upon the exercise of the private placement warrants or warrants issued upon conversion of the working capital loans and upon conversion of the founder shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering requiring us to register such securities for resale (in the case of the founder shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions, as described herein. We will bear the costs and expenses of filing any such registration statements. See the section of this prospectus entitled “Certain Relationships and Related Party Transactions.” We will bear the expenses incurred in connection with the filing of any such registration statements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We were initially formed on December 4, 2017 and capitalized with $25,000. Prior to the initial investment in the company of $25,000, the company had no assets, tangible or intangible. The per share price of the founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued. On January 22, 2021, we undertook the Recapitalization and, as a result, our sponsor holds 9,056,250 shares of our Class B common stock (up to 1,181,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all). On January 22, 2021, we issued to Dan Hesse 1,006,250 shares of our Class B common stock (up to 131,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all) in exchange for an initial investment of $2,467. The number of founder shares to be issued in the Recapitalization was determined based on the expectation that the total size of this offering would be a maximum of 40,250,000 units if the underwriters’ option to purchase additional units is exercised in full, and therefore such founder shares would represent 20% of the issued and outstanding shares of common stock after this offering. If we increase or decrease the size of this offering, we will effect a subsequent stock split, stock dividend or share contribution back to capital, as applicable, immediately prior to the consummation of this offering in such amount as to maintain the ownership of our initial stockholders at 20% of the issued and outstanding shares of common stock after this offering. In addition, because of their ownership block, our initial stockholders may be able to effectively influence the outcome of all other matters requiring approval of our stockholders, including, amendments to our amended and restated certificate of incorporation and approval of significant corporate transactions. Prior to the closing of this offering, our sponsor intends to transfer 25,000 founder shares to each of our independent director nominees at their original purchase price. As such, our initial stockholders will collectively own 20% of the outstanding shares after this offering (assuming they do not purchase any units in this offering). Up to 1,312,500 founder shares are subject to forfeiture by our sponsor and Dan Hesse depending on the extent to which the underwriters’ option to purchase additional units is exercised.

Our sponsor has committed to subscribe to purchase an aggregate of 6,900,000 (or 7,600,000 if the underwriters’ option to purchase additional units is exercised in full) private placement warrants for a purchase price of $1.50 per warrant in a private placement that will occur simultaneously with the closing of this offering. As such, our sponsor’s interest in this transaction is valued at between $10,350,000 and $11,400,000, depending on the number of private placement warrants purchased. This subscription will be made pursuant to a private pro rata rights offering that will expire prior to the closing of this offering. In the pro rata rights offering, we will provide each of our initial stockholders with one non-transferable right for each founder share that they hold, with each right entitling its holder to subscribe to purchase up to approximately           private placement warrants. Because our sponsor has committed to exercise its rights in full, it will purchase 6,900,000 private placement warrants (or 7,600,000 warrants if the underwriters’ option to purchase additional units is exercised in full) upon the closing of this initial public offering. While we do not expect our independent directors to exercise their rights, if they were to exercise such rights in full, Dan Hesse and our independent directors would purchase an aggregate of           private placement warrants at $1.50 per private placement warrant for total proceeds of $          . To the extent our independent directors do not exercise their rights, such rights will expire worthless. Our independent directors would purchase such private placement warrants on the same terms and conditions as our sponsor. The information in this prospectus assumes that our independent directors will not exercise their rights to subscribe to purchase private placement warrants in the pro rata rights offering. Notwithstanding the foregoing, all purchases made under the private pro rata rights offering must be completed on or before June 30, 2021. Each private placement warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as provided herein. The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by our sponsor until 30 days after the completion of our initial business combination.

The sponsor intends to reserve up to 5% of the founders shares for transfer to employees of the sponsor or the company (other than employees of Macquarie Capital) and advisory board members of the company who are helpful in connection with the initial business combination. Such transfers could take the form of profits interests in the sponsor or outright transfers of founders shares. All transferred founders shares would continue to bear the restrictions on transferability and access to the trust account that such shares currently bear.

Macquarie Capital (USA) Inc. has not yet been retained for a specific financial advisory, underwriting, capital raising or other transaction and so we are not able to quantify the fees for any such engagement. No funds will be paid out of the trust to fund any such fee payments and it is not expected that any fees would be paid prior to the consummation of a business combination. The actual amount of fees received will vary significantly based on the size of any transaction and the extent to which other investment banks are involved.

As described in “Proposed Business — Sourcing of Potential Business Combination Targets” and “Management — Conflicts of Interest,” if any of our officers or directors becomes aware of a business combination opportunity which is suitable for one or more entities to which he or she has fiduciary, contractual or other obligations or duties, he or she will honor these obligations and duties to present such business combination opportunity to such entities first, and only present it to us if such entities reject the opportunity and he or she determines to present the opportunity to us. Our officers and directors currently have other relevant fiduciary, contractual or other obligations or duties that may take priority over their duties to us.

Our sponsor, officers and directors or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers, directors or our or any of their respective affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

An affiliate of our sponsor has agreed to loan us up to $950,000 to be used for a portion of the expenses of this offering. As of January 5, 2021, there was $75,000 outstanding under such promissory note. These loans are non-interest bearing, unsecured and are due at the earlier of June 30, 2021 and the closing of this offering. These loans will be repaid upon completion of this offering out of the $2,350,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) not held in the trust account. The value of our sponsor’s interest in this loan transaction corresponds to the principal amount outstanding under any such loan.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor, an affiliate of our sponsor or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans made to us may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to our sponsor. Except for the foregoing, the terms of such loans by our sponsor, an affiliate of our sponsor or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, an affiliate of our sponsor or our officers and directors, if any, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

As more fully discussed in “Underwriting (Conflict of Interest) — Conflict of Interest,” because Tech and Energy Transition Sponsor LLC, one of our sponsors and an affiliate of Macquarie Capital (USA) Inc., owns all of our outstanding shares prior to the consummation of this offering, Macquarie is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable provisions of FINRA Rule 5121. In its capacity as an underwriter, Macquarie Capital (USA) Inc. will receive a portion of the compensation owed to the underwriters following the completion of this offering.

After our initial business combination, members of our management team who remain with us, if any, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

We have entered into a letter agreement with our sponsor and each of our officers and directors pursuant to which (x) they have agreed to waive: (1) their redemption rights with respect to any founder shares and public shares held by them, as applicable, in connection with the completion of our initial business combination; (2) their redemption rights with respect to any founder shares and public shares held by them in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to complete our initial business combination within 24 months from the closing of this offering or during any Extension Period (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame), and (y) the founder shares are subject to certain transfer restrictions, as described under “Description of Securities — Founder Shares”

We have entered into a registration rights agreement with respect to the founder shares, private placement warrants and warrants issued upon conversion of working capital loans (if any), which is described under the heading “Principal Stockholders — Registration Rights.”

Related Party Transaction Policy

We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

Prior to the consummation of this offering, we will adopt our Code of Ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board of directors) or as disclosed in our public filings with the SEC. Under our Code of Ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. A form of the Code of Ethics that we plan to adopt prior to the consummation of this offering is filed as an exhibit to the registration statement of which this prospectus forms a part.

In addition, our audit committee, pursuant to a written charter that we will adopt prior to the consummation of this offering, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers or directors, or our or any of their affiliates.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our sponsor, officers or directors unless we, or a committee of independent and disinterested directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view. There will be no finder’s fees, reimbursements or cash payments made by us to our sponsor, officers or directors or our or any of their respective affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of this offering and the sale of the private placement warrants held in the trust account prior to the completion of our initial business combination:

•        repayment of an aggregate of up to $950,000 in loans made to us by an affiliate of our sponsor to cover offering-related and organizational expenses;

•        reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination;

•        payment to Macquarie Capital of its underwriting commission, fees for any financial advisory, placement agency or other similar investment banking services provided by it to our company, and reimbursement of Macquarie for any out-of-pocket expenses incurred by Macquarie in connection with the performance of such services; and

•        repayment of loans which may be made by our sponsor, an affiliate of our sponsor or our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans made to us after the date of this prospectus may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. Except for the foregoing, the terms of such loans have not been determined nor have any written agreements been executed with respect thereto.

These payments may be funded using the net proceeds of this offering and the sale of the private placement warrants not held in the trust account or, upon completion of the initial business combination, from any amounts remaining from the proceeds of the trust account released to us in connection therewith.

DESCRIPTION OF SECURITIES

Pursuant to our amended and restated certificate of incorporation, our authorized capital stock will consist of 500,000,000 shares of Class A common stock, $0.0001 par value and 50,000,000 shares of Class B common stock, $0.0001 par value. The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit has an offering price of $10.00 and consists of one share of Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of the company’s Class A common stock. This means only a whole warrant may be exercised at any given time by a warrant holder.

The common stock and warrants constituting the units will begin separate trading on the 52nd day following the date of this prospectus (or, if such date is not a business day, the following business day) unless Citigroup informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below and having issued a press release announcing when such separate trading will begin. Once the shares of Class A common stock and warrants commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into shares of Class A common stock and warrants. Additionally, the units will automatically separate into their component parts and will not be traded after completion of our initial business combination. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least three units, you will not be able to receive or trade a whole warrant.

In no event will the Class A common stock and warrants be traded separately until we have filed with the SEC a Current Report on Form 8-K which includes an audited balance sheet of our company reflecting our receipt of the gross proceeds at the closing of this offering. We will file the Current Report on Form 8-K that includes this audited balance sheet promptly after the closing of this offering. If the underwriters’ option to purchase additional units is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated financial information to reflect the exercise of the underwriters’ option to purchase additional units.

Common Stock

Upon the closing of this offering, 43,750,000 shares of our common stock will be outstanding (assuming no exercise of the underwriters’ option to purchase additional units and the corresponding forfeiture of 1,312,500 founder shares by our initial stockholders), including:

•        35,000,000 shares of our Class A common stock underlying the units being offered in this offering; and

•        8,750,000 shares of Class B common stock held by our initial stockholders.

If we increase or decrease the size of this offering, we will effect a stock dividend or share contribution back to capital or other appropriate mechanism, as applicable, with respect to our Class B common stock immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares at 20% of our issued and outstanding shares of our common stock upon the consummation of this offering.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders; provided that, prior to our initial business combination, holders of our Class B common stock will have the right to elect all of our directors and remove members of our board of directors for any reason. These provisions of our amended and restated certificate of incorporation may only be amended if approved by holders of a majority of at least 90% of the outstanding shares of our common stock voting at a stockholder meeting. On any other matter submitted to a vote of our stockholders, holders of our Class B common stock and holders of our Class A common stock will vote together as a single class, except as required by applicable law or stock exchange rule. Unless specified in our amended and restated certificate of incorporation or bylaws, or as required by applicable law or stock exchange rules, the affirmative vote of holders of a majority of the outstanding shares of our common stock that are voted is required to approve any such matter voted on by our stockholders, and, prior to our initial business combination, the affirmative vote of holders of a majority of the outstanding shares of our Class B common stock is required to approve the election or removal of directors. Directors are elected for a term of two years. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the Class B common stock voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Because our amended and restated certificate of incorporation will authorize the issuance of up to 500,000,000 shares of Class A common stock, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of shares of common stock which we are authorized to issue at the same time as our stockholders vote on the business combination to the extent we seek stockholder approval in connection with our initial business combination.

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. Under Section 211(b) of the DGCL, we are, however, required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with our bylaws unless such election is made by written consent in lieu of such a meeting. We may not hold an annual meeting of stockholders to elect new directors prior to the consummation of our initial business combination, and thus we may not be in compliance with Section 211(b) of the DGCL, which requires an annual meeting. Therefore, if our stockholders want us to hold an annual meeting prior to the consummation of our initial business combination, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL.

We will provide our public stockholders with the opportunity to redeem all or a portion of their shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, calculated as of two business days prior to the consummation of our initial business combination, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. The per share amount we will distribute to public stockholders who properly redeem their public shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. The redemption rights will include the requirement that a beneficial owner must identify itself in order to validly redeem its shares. Our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination or certain amendments to our amended and restated certificate of incorporation. Permitted transferees of our sponsor, officers or directors will be subject to the same obligations. Unlike many blank check companies that hold stockholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by applicable law or stock exchange listing requirements, if a stockholder vote is not required by applicable law or stock exchange listing requirements and we do not decide to hold a stockholder vote for business or other reasons, we will, pursuant to our amended and restated certificate of incorporation, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our initial business combination. Our amended and restated certificate of incorporation will require these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a stockholder approval of the transaction is required by applicable law or stock exchange rules, or we decide to obtain stockholder approval for business or other reasons, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of our common stock voted are voted in favor of the business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the company representing a majority of the voting power of all outstanding shares of capital stock of the company entitled to vote at such meeting. However, the participation of our sponsor, officers, directors, advisors or any of their respective affiliates in privately-negotiated transactions (as described in this prospectus), if any, could result in the approval of our initial business combination even if a majority of our public stockholders vote, or indicate their intention to vote, against such business combination. For purposes of seeking approval of the majority of our outstanding shares of common stock, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. We intend to give not less than 10 days nor more than 60 days prior written notice of any such meeting, if required, at which a vote shall be taken to approve our initial business combination. These quorum and voting thresholds and agreements may make it more likely that we will consummate our initial business combination.

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation will provide that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect Excess Shares (more than an aggregate of 15% of the shares sold in this offering), without our prior consent. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our public stockholders’ inability to redeem Excess Shares will reduce their influence over our ability to complete our initial business combination and they could suffer a material loss on their investment in us if they sell Excess Shares in open market transactions. Additionally, such stockholders will not receive redemption distributions with respect to the Excess Shares if we complete the business combination. And, as a result, such stockholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their stock in open market transactions, potentially at a loss.

If we seek stockholder approval in connection with our initial business combination, our sponsor and each of our officers and directors have agreed (and their permitted transferees, as applicable, will agree) to vote any founder shares and any public shares held by them in favor of our initial business combination. As a result, in addition to our initial stockholders’ founder shares, we would need 13,125,001, or 37.5% (assuming all issued and outstanding shares are voted and the option to purchase additional units is not exercised), or 2,187,501, or 6.25% (assuming only the minimum number of shares representing a quorum are voted and the option to purchase additional units is not exercised), of the 35,000,000 public shares sold in this offering to be voted in favor of a transaction, in order to have such initial business combination approved. Additionally, each public stockholder may elect to redeem its public shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Pursuant to our amended and restated certificate of incorporation, if we have not completed our initial business combination within 24 months from the closing of this offering, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within 24 months from the closing of this offering. However, if our sponsor or any of our officers, directors or any of their respective affiliates then hold any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time frame to complete our initial business combination.

In the event of a liquidation, dissolution or winding up of the company after a business combination, our stockholders at such time will be entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that we will provide our stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable), upon the completion of our initial business combination, subject to the limitations described herein.

Founder Shares

The founder shares are identical to the shares of common stock included in the units being sold in this offering, except that: (1) prior to our initial business combination, only holders of the Class B common stock have the right to vote on the election of directors and holders of a majority of the outstanding shares of our Class B common stock may remove members of our board of directors for any reason; (2) our sponsor and each of our officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive: (a) their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination, (b) their redemption rights with respect to any founder shares and public shares held by them in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (c) their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within 24 months from the closing of this offering or during any Extension Period (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame); (3) the founder shares are subject to certain transfer restrictions, as described in more detail below; (4) the founder shares are automatically convertible into shares of our Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described herein; and (5) the holders of founder shares are entitled to registration rights. If we submit our initial business combination to our public stockholders for a vote, our sponsor and each of our officers and directors have agreed (and their permitted transferees, as applicable, will agree) to vote any founder shares and any public shares held by them in favor of our initial business combination.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in this offering and related to the closing of our initial business combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of our Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of this offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with our initial business combination (net of the number of shares of Class A common stock redeemed in connection with our initial business combination), excluding any shares or equity-linked securities issued, or to be issued, to any seller in our initial business combination.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of our initial business combination, (B) subsequent to our initial business combination, (x) the date on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of common stock for cash, securities or other property or (y) if the last reported sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination.

In addition, at the time of our initial business combination, we expect our sponsor to agree to vesting or other terms relating to our founder shares that it believes best align our sponsor’s objectives with that of our post-initial business combination stockholders. For example, in connection with initial business combinations, sponsors of other blank check companies have, in the recent past, subjected a certain number of their founder shares to vesting conditions based on the stock price of the blank check companies’ public stock, which our sponsor may elect to pursue if they believe it will help effectuate a business combination, although our sponsor has no obligation or other duty to do so.

Warrants

Public Stockholders’ Warrants

Each whole warrant entitles the registered holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of this offering and 30 days after the completion of our initial business combination. A warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least three units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC, and within 60 business days following our initial business combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. Notwithstanding the above, if our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A common stock over the exercise price of the warrants by (y) the fair market value and (B) 0.365 shares of Class A common stock per whole warrant. The “fair market value” as used in this paragraph shall mean the average last reported sale price of the Class A common stock for the ten trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00 Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

•        if, and only if, the last reported sale price of the Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders (which we refer to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-Dilution Adjustments”).

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act, including our (i) failure to have an effective registration statement by the 60th business day after the closing of the initial business combination as described in the immediately following paragraph or (ii) as a result of a notice of redemption described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”). If and when the warrants become redeemable by us, we may exercise our redemption rights even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem warrants even if the holders are otherwise unable to exercise their warrants.

We have established the $18.00 per share (as adjusted) redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.    Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

•        in whole and not in part;

•        at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares of Class A common stock determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A common stock (as defined below) except as otherwise described below;

•        the Reference Value (as defined above under the heading “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-Dilution Adjustments”); and

•        if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-Dilution Adjustments”), the private placement warrants are also concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders who elect to exercise their warrants may only do so on a cashless basis. The numbers in the table below represent the number of shares of Class A common stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the volume-weighted average price of our Class A common stock as reported during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the ten-trading day period described above ends. Pursuant to the warrant agreement, references above to Class A common stock shall include a security other than

Class A common stock into which the Class A common stock has been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the tables below will not be adjusted solely as a result of us not being the surviving entity following our initial business combination.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the price of the warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of our Class A common stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Class A common stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Class A common stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.365 shares of Class A common stock per whole warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Class A common stock.

This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants (other than the private placement warrants) to be redeemed when the Class A common stock is trading at or above $10.00 per share, which may be at a time when the trading price of our Class A common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed, and we will effectively be required to pay the redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the Class A common stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares of Class A common stock. If we choose to redeem the warrants when the Class A common stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of Class A common stock than they would have received if they had chosen to wait to exercise their warrants for shares of Class A common stock if and when shares of Class A common stock were trading at a price higher than the exercise price of $11.50 per share.

No fractional shares of Class A common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of shares of Class A common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of Class A common stock pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security.

Redemption Procedures and Cashless Exercise.    If we call the warrants for redemption as described above under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00,” our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis” (such option, the “Cashless Exercise Option”). In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this Cashless Exercise Option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this Cashless Exercise Option feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this Cashless Exercise Option, our sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had management taken advantage of this Cashless Exercise Option, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments.    If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (1) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (2) one minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of Class A common stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends (initially defined as up to $0.50 per share in a 365 day period), (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A common stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (I) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our Class A common stock if we do not complete our initial business combination within 24 months from the closing of this offering or (II) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of our Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In addition, if (x) we issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors and, (i) in the case of any such issuance to our sponsor or any of their respective affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance, and (ii) to the extent that such issuance is made to any of their respective affiliates, without taking into account the transfer of founder shares or private placement warrants (including if such transfer is effectuated as a surrender to us and subsequent reissuance by us) by our sponsor in connection with such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the company’s amended and restated certificate of incorporation or as a result of the redemption of shares of Class A common stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Class A common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if (x) we issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors and, (i) in the case of any such issuance to our sponsor or any of its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance, and (ii) to the extent that such issuance is made to our sponsor or any of its affiliates, without taking into account the transfer of founder shares or private placement warrants (including if such transfer is effectuated as a surrender to us and subsequent reissuance by us) by our sponsor in connection with such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below in “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger described below in “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional warrants will be issued upon separation of the units and only whole warrants will trade.

Private Placement Warrants

The private placement warrants are identical to the warrants sold as part of the units in this offering except that, so long as they are held by our sponsor or its permitted transferees: (1) they will not be redeemable by us, except as described under “Description of Securities — Warrants — Public Stockholders’ Warrants — Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”; (2) they (including the Class A common stock issuable upon exercise of these warrants) may not be transferred, assigned or sold by our sponsor until 30 days after the completion of our initial business combination (except, among other limited exceptions as described under “Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants,” to our officers and directors and other persons or entities affiliated with our sponsor); (3) they may be exercised by the holders on a cashless basis as described below; and (4) the holders thereof (including with respect to the shares of common stock issuable upon exercise of these warrants) are entitled to registration rights. If the private placement warrants are held by holders other than our sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A common stock for the ten trading days ending on the third trading day prior to the date on which the notice of exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by our sponsor and its permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor, an affiliate of our sponsor or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans made to us may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to our sponsor.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future, except if we increase the size of this offering, in which case we will effect a stock dividend with respect to our Class B common stock immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares at 20% of our issued and outstanding shares of our common stock upon the consummation of this offering. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Our Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation will contain certain requirements and restrictions relating to this offering that will apply to us until the completion of our initial business combination. These provisions (other than amendments relating to the appointment or removal of directors prior to our initial business combination, which require the approval of holders of a majority of at least 90% of the outstanding shares of our common stock voting in a stockholder meeting) cannot be amended without the approval of the holders of at least 65% of our outstanding common stock. Our initial stockholders, who collectively will beneficially own 20% of our common stock upon the closing of this offering (assuming our initial stockholders do not purchase any units in this offering), may participate in any vote to amend our amended and restated certificate of incorporation and will have the discretion to vote in any manner they choose. Unless specified in our amended and restated certificate of incorporation or bylaws, or as required by applicable law or stock exchange rules, the affirmative vote of a majority of the outstanding shares of our common stock that are voted is required to approve any such matter voted on by our stockholders, and, prior to our initial business combination, the affirmative vote of holders of a majority of the outstanding shares of our Class B common stock is required to approve the election or removal of directors. Specifically, our amended and restated certificate of incorporation will provide, among other things, that:

•        if we have not completed our initial business combination within 24 months from the closing of this offering, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law;

•        prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to: (1) receive funds from the trust account; or (2) vote pursuant to our amended and restated certificate of incorporation on any initial business combination;

•        in the event we seek to complete our initial business combination with a company that is affiliated with Macquarie, our sponsor, officers or directors, we, or a committee of independent and disinterested directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm that such a business combination is fair to our company from a financial point of view;

•        if a stockholder vote on our initial business combination is not required by applicable law or stock exchange rules and we do not decide to hold a stockholder vote for business or other reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act;

•        our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (excluding the amount of any deferred underwriting commissions);

•        if our stockholders approve an amendment to our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to allow redemptions in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, we will provide our public stockholders with the opportunity to redeem all or a portion of their shares of common stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares; and

•        we will not effectuate our initial business combination solely with another blank check company or a similar company with nominal operations.

In addition, our amended and restated certificate of incorporation will provide that under no circumstances will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions.

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws

We will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers upon completion of this offering. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•        our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our authorized but unissued common stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum For Certain Lawsuits

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of our company to our company or our stockholders, or any claim for aiding and abetting any such alleged breach, (3) action asserting a claim against our company or any director, officer or employee of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws, or (4) action asserting a claim against us or any director, officer or employee of our company governed by the internal affairs doctrine except for, as to each of (1) through (4) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination) or (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or otherwise arising under federal securities laws, for which the federal district courts of the United States of America shall be the sole and exclusive forum. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders. Furthermore, the enforceability of choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Special Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our chief executive officer or by our chairman, if any.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws will provide for advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Securities Eligible for Future Sale

Immediately after this offering we will have 43,750,000 (or 50,312,500 if the underwriters’ option to purchase additional units is exercised in full) shares of Class A common stock outstanding. Of these shares, the 35,000,000 shares (or 40,250,000 shares if the underwriters’ option to purchase additional units is exercised in full) sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 8,750,000 (or 10,062,500 if the underwriters’ option to purchase additional units is exercised in full) founder shares and all 6,900,000 (or 7,600,000 if the underwriters’ option to purchase additional units is exercised in full) private placement warrants are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering, and are subject to transfer restrictions as set forth elsewhere in this prospectus.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that: (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale; and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of common stock then outstanding, which will equal 437,500 shares immediately after this offering (or 503,125 if the underwriters exercise their option to purchase additional units in full); or

•        the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than a business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial stockholders will be able to sell their founder shares and our sponsor will be able to sell its private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

Registration Rights

The holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any shares of common stock issuable upon the exercise of the private placement warrants or warrants issued upon conversion of the working capital loans and upon conversion of the founder shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering requiring us to register such securities for resale (in the case of the founder shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions, as described under “Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants”. We will bear the expenses incurred in connection with the filing of any such registration statements.

Listing of Securities

We intend to apply to list our units, Class A common stock and warrants on Nasdaq under the symbols “TETCU,” “TETC“ and “TETCWS,” respectively. We expect that our units will be listed on Nasdaq on or promptly after the effective date of the registration statement of which this prospectus forms a part. Following the date the shares of our Class A common stock and warrants are eligible to trade separately, we anticipate that the shares of our common stock and warrants will be listed separately and as a unit on Nasdaq. We cannot guarantee that our securities will be approved for listing on Nasdaq.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of U.S. federal income tax considerations generally applicable to the ownership and disposition of our units, Class A common stock and warrants, which we refer to collectively as our securities. Because the components of a unit are separable at the option of the holder, the holder of a unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying Class A common stock and one-third of one redeemable warrant components of the unit, as the case may be. This discussion is limited to investors that will hold our securities as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, (the “Code”), and that acquired the securities pursuant to this offering (or, in the case of Class A common stock, upon exercise of warrants so acquired).

This discussion is a summary only and does not describe all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies;

•        real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own five percent or more of our shares;

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of accounting with respect to the securities;

•        persons holding the securities as part of a “straddle,” hedge, integrated transaction or similar transaction;

•        U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•        partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities; and

•        tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our securities, you are urged to consult your tax advisor regarding the tax consequences of the ownership and disposition of our securities

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. WE URGE PROSPECTIVE HOLDERS TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR SECURITIES, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

For purposes of this summary, a “U.S. Holder” is a beneficial holder of securities who or that, for U.S. federal income tax purposes is:

•        an individual who is a United States citizen or resident of the United States;

•        a corporation or other entity treated as a corporation for United States federal income tax purposes created in, or organized under, the law of the United States or any state or political subdivision thereof;

•        an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” is a beneficial holder of shares who or that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Personal Holding Company Status

We would be subject to a second level of U.S. federal income tax on a portion of our income if we are determined to be a personal holding company, or PHC, for U.S. federal income tax purposes. A U.S. corporation will generally be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations, pension funds, and charitable trusts) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of PHC income (which includes, among other things, dividends, interest, certain royalties, annuities and, under certain circumstances, rents).

Depending on the date and size of our initial business combination, it is possible that at least 60% of our adjusted ordinary gross income may consist of PHC income as discussed above. In addition, depending on the concentration of our stock in the hands of individuals, including the members of our sponsor and certain tax-exempt organizations, pension funds, and charitable trusts, it is possible that more than 50% of our stock will be owned or deemed owned (pursuant to the constructive ownership rules) by five or fewer such persons during the last half of a taxable year. Thus, no assurance can be given that we will not become a PHC following this offering or in the future. If we are or were to become a PHC in a given taxable year, we would be subject to an additional PHC tax, currently 20%, on our undistributed PHC income, which generally includes our taxable income, subject to certain adjustments.

General Treatment of Units

There is no authority directly addressing the treatment, for U.S. federal income tax purposes, of instruments with terms substantially the same as the units and, therefore, their treatment is not entirely clear. The acquisition of a unit should be treated for U.S. federal income tax purposes as the acquisition of one share of our Class A common stock and one-third of one redeemable warrant to acquire one share of our Class A common stock. We intend to treat the acquisition of a unit in this manner and, by purchasing a unit, you agree to adopt such treatment for tax purposes. Each holder of a unit must allocate the purchase price paid by such holder for such unit between the share of Class A common stock and the one-third of one warrant based on their respective relative fair market values. A holder’s initial tax basis in the Class A common stock and the one-third of one warrant included in each unit should equal the portion of the purchase price of the unit allocated thereto. The separation of the Class A common stock and the one-third of one warrant constituting a unit should not be a taxable event for U.S. federal income tax purposes.

The foregoing treatment of the units and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there is no authority that directly addresses instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Each prospective investor is urged to consult its tax advisors regarding the U.S. federal, state, local and any foreign tax consequences of an investment in a unit (including alternative characterizations of a unit and its components). The following discussion is based on the assumption that the characterization of the Class A common stock and warrants and the allocation described above are respected for U.S. federal income tax purposes.

U.S. Holders

Taxation of Distributions

If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of shares of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described under “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” below.

Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Class A common stock described in this prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants

A U.S. Holder will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Class A common stock and warrants (which, in general, would include a redemption of Class A common stock or warrants that is treated as a sale of such securities as described below, including as a result of a dissolution and liquidation in the event we do not complete an initial business combination within 24 months from the closing of this offering). Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Class A common stock or warrant so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Class A common stock described in this prospectus may suspend the running of the applicable holding period for this purpose. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition (or, if the Class A common stock, warrant, or portion of a warrant is held as part of a unit or units at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the Class A common stock or warrant based upon the then fair market values of the Class A common stock and the warrant included in the unit) and (2) the U.S. Holder’s adjusted tax basis in its Class A common stock or warrant so disposed of. A U.S. Holder’s adjusted tax basis in its Class A common stock or warrant will generally equal the U.S. Holder’s acquisition cost (that is, as discussed above, the portion of the purchase price of a unit allocated to a share of Class A common stock or warrant or, as discussed below, the U.S. Holder’s initial basis for Class A common stock received upon exercise of a warrant) less any prior distributions treated as a return of capital. The deductibility of capital losses is subject to limitations.

Redemption of Class A Common Stock

In the event that a U.S. Holder’s Class A common stock is redeemed pursuant to the redemption provisions described in this prospectus under “Description of Securities — Common Stock”, or if we purchase a U.S. Holder’s Class A common stock in an open market transaction (each of which we refer to as a “redemption”), the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of Class A common stock under the tests described below, the tax consequences to the U.S. Holder will be the same as described under “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” above. If the redemption does not qualify as a sale of Class A common stock, the U.S. Holder will be treated as receiving a corporate distribution, the tax consequences of which are described above under “— U.S. Holders — Taxation of Distributions”. Whether the redemption qualifies for sale treatment will depend primarily on the total number of shares of our stock treated as held by the U.S. Holder (including any stock constructively owned by the U.S. Holder as a result of owning warrants) both before and after the redemption. The redemption of Class A common stock will generally be treated as a sale of the Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the U.S. Holder, (2) results in a “complete termination” of the U.S. Holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to the exercise of the warrants. A redemption of a U.S. Holder’s stock will be substantially disproportionate with respect to the U.S. Holder if the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of common stock is, among other requirements, less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. Prior to our initial business combination, the Class A common stock may not be treated as voting stock for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the U.S. Holder are redeemed or (2) all of the shares of our stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock (including any stock constructively owned by the U.S. Holder as a result of owning warrants). The redemption of the Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder is urged to consult its tax advisors as to the tax consequences of a redemption, including the application of the constructive ownership rules described above.

If none of the foregoing tests is satisfied, the redemption will be treated as a corporate distribution, the tax consequences of which are described under “— U.S. Holders — Taxation of Distributions,” above. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Class A common stock should be added to the U.S. Holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Exercise, Lapse or Redemption of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder will not recognize gain or loss upon the exercise of a warrant. The U.S. Holder’s tax basis in the share of our Class A common stock received upon exercise of the warrant will generally be an amount equal to the sum of the U.S. Holder’s initial investment in the warrant (i.e., the portion of the U.S. Holder’s purchase price for a unit that is allocated to the warrant, as described above under “— General Treatment of Units”) and the exercise price of such warrant. It is unclear whether a U.S. Holder’s holding period for the Class A common stock received upon exercise of the warrant would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. The deductibility of capital losses is subject to certain limitations.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be nontaxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Class A common stock received would generally equal the holder’s tax basis in the warrant. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A common stock would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If, however, the cashless exercise were treated as a recapitalization, the holding period of the Class A common stock would include the holding period of the warrant.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. In this case, a U.S. Holder’s tax basis in the Class A common stock received would equal the sum of the U.S. Holder’s initial investment in the warrants exercised (i.e., the portion of the U.S. Holder’s purchase price for the units that is allocated to the warrant, as described above under ‘‘— General Treatment of Units’’) and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the Class A common stock would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Class A common stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of a cashless exercise.

If we give notice of an intention to redeem warrants for $0.10 as described in the section of this prospectus entitled “Description of Securities  — Public Stockholders’ Warrants,” and a U.S. Holder exercises its warrant on a cashless basis and receives the amount of Class A common stock as determined by reference to the table set forth thereunder, we intend to treat such exercise as a redemption of warrants for Class A common stock for U.S. federal income tax purposes. Such redemption should be treated as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Accordingly, you should not recognize any gain or loss on the redemption of warrants for shares of our Class A common stock. Your aggregate tax basis in the shares of Class A common stock received in the redemption should equal your aggregate tax basis in your warrants redeemed and your holding period for the shares of Class A common stock received in redemption of your warrants should include your holding period for your surrendered warrants. However, there is some uncertainty regarding this tax treatment and it is possible such a redemption could be treated in part as a taxable exchange in which gain or loss would be recognized in a manner similar to that discussed above for a cashless exercise of warrants or otherwise characterized. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the tax consequences of a redemption of warrants for shares of Class A common stock.

If we redeem warrants for cash pursuant to the redemption provisions described in the section of this prospectus entitled “Description of Securities  — Public Stockholders’ Warrants” or if we purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock and Warrants.”

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares of Class A common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants — Public Stockholders’ Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Class A common stock that would be obtained upon exercise or through a decrease in the exercise price of the warrants) as a result of a distribution of cash to the holders of shares of our Class A common stock which is taxable to such U.S. Holders as described under “— U.S. Holders — Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if such U.S. Holder received a cash distribution from us equal to the fair market value of such increased interest.

Non-U.S. Holders

Taxation of Distributions

In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend, it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described under “— Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” below. In addition, if we determine that we are classified as a “United States real property holding corporation” (see “— Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock, which would include a dissolution and liquidation in the event we do not complete an initial business combination within 24 months from the closing of this offering, or warrants (including an expiration or redemption of our warrants), in each case without regard to whether those securities were held as part of a unit, unless:

•        the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

•        the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the disposition or such non-U.S. Holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such holder on the sale, exchange or other disposition of our Class A common stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Class A common stock or warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We cannot determine whether we will be a United States real property holding corporation in the future until we complete an initial business combination. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. If we are or have been a “United States real property holding corporation” you are urged to consult your own tax advisors regarding the application of these rules.

Redemption of Class A Common Stock

The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. Holder’s Class A common stock pursuant to the redemption provisions described in this prospectus under “Description of Securities — Common Stock” will generally correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Class A common stock, as described under “— U.S. Holders — Redemption of Class A Common Stock” above, and the consequences of the redemption to the non-U.S. Holder will be as described above under “— Non-U.S. Holders — Taxation of Distributions” and “— Non-U.S. Holders — Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants,” as applicable. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a non U.S. Holder’s shares of Class A common stock, the withholding agent might treat the redemption as a distribution subject to withholding tax.

Exercise, Lapse or Redemption of a Warrant

The characterization for U.S. federal income tax purposes of the redemption, exercise or lapse of a non-U.S. Holder’s warrant will generally correspond to the characterization described under “— U.S. Holders  — Exercise, Lapse or Redemption of a Warrant” above, although to the extent a cashless exercise or redemption results in a taxable exchange, the tax consequences to the non-U.S. Holder would be similar to those described above in “— Non-U.S. Holders  — Gain on Sale, Exchange or Other Taxable Disposition of Class A Common Stock and Warrants.”

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares of Class A common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants — Public Stockholders’ Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a non-U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Class A common stock that would be obtained upon exercise or through a decrease in the exercise price of the warrants) as a result of a distribution of cash to the holders of shares of our Class A common stock which is taxable to such non-U.S. Holders as described under “— Non-U.S. Holders — Taxation of Distributions” above. A non-U.S. Holder would be subject to U.S. federal income tax withholding under that section in the same manner as if such non-U.S. Holder received a cash distribution from us equal to the fair market value of such increased interest without any corresponding receipt of cash.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including constructive dividends) in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends (including constructive dividends) in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions set forth in the underwriting agreement dated as of the date of this prospectus between us and the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of units shown opposite its name below:

Underwriters	Number of Units
Citigroup Global Markets Inc.
BofA Securities, Inc.
Macquarie Capital (USA) Inc.
Total	35,000,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the units if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the units as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the units, that you will be able to sell any of the units held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the units subject to their acceptance of the units from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the units to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $           per unit. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table summarizes the compensation and estimated expenses we will pay $0.35 per unit, or $12,250,000 (or up to $14,087,500 if the underwriters’ option to purchase additional units is exercised in full), of deferred underwriting commissions will be paid upon the completion of our initial business combination.

	Per Unit(1)		Total(1)
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$0.55	$0.55	$19,250,000	$22,137,500

____________

(1)      Includes $0.35 per unit, or $12,250,000 (or $14,087,500 if the underwriters’ option to purchase additional units is exercised in full) in the aggregate payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described in this prospectus. The deferred commissions will be released to the underwriters only on completion of an initial business combination, in an amount equal to $0.35 multiplied by the number of shares of common stock sold as part of the units in this offering, as described in this prospectus.

If we do not complete our initial business combination within 24 months from the closing of this offering or during any Extension Period, the underwriters have agreed that (i) they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account and (ii) that the deferred underwriters’ discounts and commissions will be distributed on a pro rata basis, together with any accrued interest thereon (which interest will be net of taxes payable) to the public stockholders.

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $2,350,000. We have agreed to pay certain out-of-pocket expenses of the underwriters, including FINRA-related fees and expenses of the underwriters’ legal counsel, not to exceed $            .

Determination of Offering Price

Prior to this offering, there has not been a public market for our securities. Consequently, the initial public offering price for our units was determined by negotiations between us and the representatives. Among the factors considered in these negotiations were the history and prospects of companies whose principal business is the acquisition of other companies, prior offerings of those companies, our management, our capital structure, and currently prevailing general conditions in equity securities markets, including current market valuations of publicly traded companies considered comparable to our company.

We offer no assurances that the initial public offering price will correspond to the price at which the units will trade in the public market subsequent to the offering or that an active trading market for the units will develop and continue after the offering.

Listing

We have applied to list our units on Nasdaq under the trading symbol “TETC-U” We expect that our units will be listed on Nasdaq on or promptly after the date of this prospectus. We anticipate that our Class A common stock and warrants will be listed under the symbols “TETC” and “TETC-WS,” respectively, once the Class A common stock and warrants begin separate trading. We cannot guarantee that our securities will be approved for listing on Nasdaq.

Stamp Taxes

If you purchase units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Units

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 5,250,000 units from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional units proportionate to that underwriters’ initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more units than the total number set forth on the cover page of this prospectus.

Letter Agreement

We, our sponsor and our officers and directors have agreed that we will not offer, sell, contract to sell, pledge or grant any option to purchase or otherwise dispose of, directly or indirectly, without the prior written consent of Citigroup for a period of 180 days after the date of this prospectus, any units, warrants, shares of common stock or any other securities convertible into, or exercisable, or exchangeable for, shares of common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any units, shares of common stock, warrants or any securities convertible into, or exercisable, or exchangeable for, shares of common stock owned, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; provided, however, that we may (1) issue and sell the private placement warrants; (2) issue and sell the additional units to cover our underwriters’ option to purchase additional units (if any); (3) register with the SEC pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in this offering, the resale of the private placement warrants and the shares of Class A stock issuable upon exercise of the warrants and the founder shares; and (4) issue securities in connection with our initial business combination. However, the foregoing shall not apply to the forfeiture of any founder shares pursuant to their terms or any transfer of founder shares to any current or future independent director of the company (as long as such current or future independent director is subject to the terms of the letter agreement, filed herewith, at the time of such transfer; and as long as, to the extent any Section 16 reporting obligation is triggered as a result of such transfer, any related Section 16 filing includes a practical explanation as to the nature of the transfer). Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our initial stockholders have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of: (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) the date on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their shares of common stock for cash, securities or other property or (y) if the last reported sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination (except as described herein under “Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants”). Any permitted transferees would be subject to the same restrictions and other agreements of our initial stockholders with respect to any founder shares.

The private placement warrants (including the shares of Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except with respect to permitted transferees as described in this prospectus under “Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants”).

Stabilization

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units that they may purchase in the option to purchase additional units. In a naked short position, the number of units involved is greater than the number of units in the option to purchase additional units. The underwriters may close out any covered short position by either exercising their option to purchase additional units and/or purchasing units in the open market.

•        Syndicate covering transactions involve purchases of the units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of units to close out the short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the option to purchase additional units. If the underwriters sell more units than could be covered by the option to purchase additional units, a naked short position, the position can only be closed out by buying units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in this offering.

•        Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our units or preventing or retarding a decline in the market price of the units. As a result the price of our units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the web sites maintained by the underwriters, or selling group members, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of units to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Activities and Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Please see “Proposed Business — Certain Potential Conflicts of Interest Relating to Macquarie” for a discussion of additional conflicts applicable to Macquarie.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Please see “Proposed Business — Certain Potential Conflicts of Interest Relating to Macquarie” for a discussion of additional conflicts applicable to Macquarie.

We have agreed to indemnify the several underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We are not under any contractual obligation to engage any of the underwriters to provide any services for us after this offering, and have no present intent to do so. However, any of the underwriters may introduce us to potential target businesses or assist us in raising additional capital in the future, including by acting as a placement agent in a private offering or underwriting or arranging debt financing. If any of the underwriters provide services to us after this offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with any of the underwriters and no fees for such services will be paid to any of the underwriters prior to the date that is 60 days from the date of this prospectus, unless FINRA determines that such payment would not be deemed underwriting compensation in connection with this offering and we may pay the underwriters of this offering or any entity with which they are affiliated a finder’s fee or other compensation for services rendered to us in connection with the completion of a business combination. Any fees we may pay the underwriters or their affiliates for services rendered to us after this offering may be contingent on the completion of a business combination and may include non-cash compensation. The underwriters or their affiliates that provide these services to us may have a potential conflict of interest given that the underwriters are entitled to the deferred portion of their underwriting compensation for this offering only if any initial business combination is completed within the specified timeframe.

Conflicts of Interest

Because our sponsor, an affiliate of Macquarie Capital (USA) Inc., an underwriter of this offering, beneficially owns all of our outstanding common stock prior to the consummation of this offering, Macquarie Capital (USA) Inc. is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable provisions of FINRA Rule 5121. FINRA Rule 5121 prohibits Macquarie Capital

(USA) Inc. from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement and exercise its usual standards of due diligence with respect thereto. Citigroup is assuming the responsibilities of acting as the qualified independent underwriter in this offering and is undertaking the legal responsibilities and liabilities of an underwriter under the Securities Act, which specifically include those inherent in Section 11 thereunder. Citigroup will not receive any additional fees for serving as “qualified independent underwriter” in connection with this offering.

Notice to Prospective Investors in Canada

The distribution of the units in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these units are made. Any resale of the units in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the units.

Representations of Canadian Purchasers

By purchasing the units in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•        the purchaser is entitled under applicable provincial securities laws to purchase the units without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions,

•        the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations, and

•        where required by law, the purchaser is purchasing as principal and not as agent.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these units in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the units should consult their own legal and tax advisors with respect to the tax consequences of an investment in the units in their particular circumstances and about the eligibility of the units for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•        a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•        a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•        a person associated with the company under Section 708(12) of the Corporations Act; or

•        a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the units issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no units have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the units that has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”), except that units may be offered to the public in that Relevant State at any time pursuant the following exemptions under the EU Prospectus Regulation:

a.      to any legal entity which is a qualified investor as defined under Article 2 of the EU Prospectus Regulation;

b.      to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the EU Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c.      in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of units shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any units in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any units to be offered so as to enable an investor to decide to purchase or subscribe for any units.

Notice to Prospective Investors in Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the units has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the units may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the units will be required, and is deemed by the acquisition of the units, to confirm that he is aware of the restriction on offers of the units described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the units is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Prospective Investors in Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the units may not be circulated or distributed, nor may the units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the units pursuant to an offer made under Section 275 of the SFA except:

•        to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•        where no consideration is or will be given for the transfer;

•        where the transfer is by operation of law;

•        as specified in Section 276(7) of the SFA; or

•        as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The units may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the units or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the company or the units have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no units have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the units that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 of The Prospectus (Amendment etc.) (EU Exit) Regulations 2019/1234, except that units may be offered to the public in the United Kingdom at any time pursuant the following exemptions under the EU Prospectus Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”):

a.      to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b.      to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c.      in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”),

provided that no such offer of units shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any units in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any units to be offered so as to enable an investor to decide to purchase or subscribe for any units.

In the United Kingdom, this prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the UK Prospectus Regulation who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order; or (iii) other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any units may otherwise lawfully be communicated or caused to be communicated (all such persons being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the offering document. The units to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the units offered should conduct their own due diligence on the units. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California, has passed upon the validity of the securities offered in this prospectus on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Paul Hastings LLP, New York, NY.

EXPERTS

The financial statements of Tech and Energy Transition Corporation (formerly known as M Acquisition Company IV Corporation) as of March 31, 2020 and 2019 and for the years ended March 31, 2020 and 2019, appearing in this prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report, thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Tech and Energy Transition Corporation to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as an experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

Tech and Energy Transition Corporation

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Tech and Energy Transition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tech and Energy Transition Corporation (the “Company”) as of March 31, 2020 and 2019, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s ability to execute its business plan is dependent upon its completion of the proposed initial public offering described in Note 3 to the financial statements. The Company does not have enough working capital as of March 31, 2020 and lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York, NY
January 25, 2021

Tech and Energy Transition Corporation
Balance Sheets

	December 31, 2020	March 31, 2020	March 31, 2019
Assets	(Unaudited)
Current tax assets	$157	$217	$217
Stock subscription receivable	27,467	27,467	27,467
Total current assets	27,624	27,684	27,684

Deferred offering costs	112,381	—	—
Total assets	$140,005	$27,684	$27,684

Liabilities and Stockholder’s Equity
Due to related party	$2,245	$1,709	$893
Accrued offering costs and expenses	113,087	706	706
Total liabilities	115,332	2,415	1,599

Commitments and Contingencies

Stockholder’s equity
Common stock, Class A $0.0001 par value; 500,000,000 shares authorized, none issued and outstanding at December 31, 2020 and both March 31, 2020 and 2019, respectively	—	—	—
Common stock, Class B $0.0001 par value; 50,000,000 shares authorized, 10,062,500(1)(2) shares issued and outstanding at December 31, 2020 and both March 31, 2020 and 2019, respectively	1,006	1,006	1,006
Additional paid-in-capital	26,461	26,461	26,461
Accumulated deficit	(2,794)	(2,198)	(1,382)
Total stockholder’s equity	24,673	25,269	26,085

Total liabilities and stockholder’s equity	$140,005	$27,684	$27,684

____________

(1)      This number has been retroactively restated to reflect the recapitalization of the Company in the form of a 90,562.5 for-1 stock split and the issuance of 1,006,250 shares of Class B common stock to Dan Hesse for a consideration of $2,467 (see Note 7).

(2)      Includes an aggregate of 1,312,500 shares held by the Sponsor and Dan Hesse that are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full.

The accompanying notes are an integral part of the financial statements.

Tech and Energy Transition Corporation
Statements of Operations

	For the Nine Months Ended December 31,		For the Year Ended March 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)
Expense
Formation and operation expenses	$753	$753	$1,033	$1,033
Loss from operations before income tax provision	(753)	(753)	(1,033)	(1,033)
Benefit from income tax	157	157	217	217
Net Loss	$(596)	$(596)	$(816)	$(816)

Weighted average shares outstanding, basic and diluted(1)(2)	8,750,000	8,750,000	8,750,000	8,750,000
Basic and diluted net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

____________

(1)      This number has been retroactively restated to reflect the recapitalization of the Company in the form of a 90,562.5 for-1 stock split and the issuance of 1,006,250 shares of Class B common stock to Dan Hesse for a consideration of $2,467 (see Note 7).

(2)      Excludes an aggregate of 1,312,500 shares held by the Sponsor and Dan Hesse that are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full.

The accompanying notes are an integral part of the financial statements.

Tech and Energy Transition Corporation
Statements of Changes in Stockholder’s Equity

	Class B Common Stock(1)(2)		Additional Paid-In- Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balances, 3/31/2018	10,062,500	$1,006	$26,461	$(566)	$26,901
Net loss	—	—	—	(816)	(816)
Balances, 3/31/2019	10,062,500	$1,006	$26,461	$(1,382)	$26,085
Net loss	—	—	—	(816)	(816)
Balances, 3/31/2020	10,062,500	$1,006	$26,461	$(2,198)	$25,269
Net loss	—	—	—	(596)	(596)
Balances, 12/31/2020 (Unaudited)	10,062,500	$1,006	$26,461	$(2,794)	$24,673
	Class B Common Stock(1)(2)		Additional Paid-In- Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balances, 3/31/2019	10,062,500	$1,006	$26,461	$(1,382)	$26,085
Net loss	—	—	—	(596)	(596)
Balances, 12/31/2019	10,062,500	$1,006	$26,461	$(1,978)	$25,489

____________

(1)      This number has been retroactively restated to reflect the recapitalization of the Company in the form of a 90,562.5 for-1 stock split and the issuance of 1,006,250 shares of Class B common stock to Dan Hesse for a consideration of $2,467 (see Note 7).

(2)      Includes an aggregate of 1,312,500 shares held by the Sponsor and Dan Hesse that are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full.

The accompanying notes are an integral part of the financial statements.

Tech and Energy Transition Corporation
Statements of Cash Flows

	For the Nine Months Ended December 31,		For the Year Ended March 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(596)	$(596)	$(816)	$(816)
Change in operating assets and liabilities
Current tax assets	60	60	—	(67)
Accrued expenses	—	—	—	706
Due to related party	536	536	816	177
Net cash provided by (used in) operating activities	—	—	—	—

Net decrease in cash	—	—	—	—
Cash at beginning of period	—	—	—	—
Cash at end of period	$—	$—	$—	$—

Supplemental disclosure of noncash activities:
Deferred offering costs included in Accrued Offering Costs	$112,381	$—	$—	$—

The accompanying notes are an integral part of the financial statements.

Tech and Energy Transition Corporation
Notes to Financial Statements

1. Description of Business and Operations

Tech and Energy Transition Corporation (formerly known as M Acquisition Company IV Corporation) (the “Company”) was incorporated in Delaware on December 4, 2017. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

Although the Company is not limited to a particular industry or sector for the purpose of consummating a Business Combination, the Company intends to focus its search on companies in end markets – communications, internetworking, clean energy, digital technology and services and software applications that enable or support digital transformation. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2020, the Company had not yet commenced operations. All activity through December 31, 2020 relates to the Company’s formation and the proposed initial public offering (“Proposed Offering”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Offering. The Company has selected March 31st as its fiscal year end.

The Company’s Sponsor is Tech and Energy Transition Sponsor LLC (the “Sponsor”), a Delaware limited liability company directly controlled by MIHI LLC, a wholly owned subsidiary of Macquarie and a part of Macquarie Capital.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through the Proposed Offering of 35,000,000 units (each, a “Unit” and collectively, the “Units”) at a purchase price of $10.00 per unit (or 40,250,000 units if the underwriter’s over-allotment option is exercised in full), which is discussed in Note 3. Each unit consists of one share of Class A common stock and one-third of one warrant (a “Unit”). Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50. Each warrant will become exercisable on the later of 30 days after the completion of the Business Combination or 12 months from the closing of the Proposed Offering and will expire 5 years after the completion of the Business Combination, or earlier upon redemption or liquidation. The Company has granted the underwriter a 45-day option to purchase up to an additional 5,250,000 Units to cover over-allotments, if any. The Sponsor has committed to purchase 6,900,000 warrants or 7,600,000 warrants if the underwriters’ option to purchase additional units is exercised in full (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant (for a total purchase price of $10,350,000 in the aggregate, or $11,400,000 in the aggregate if the underwriters’ option to purchase additional units is exercised in full) in a private placement to the Sponsor that will close simultaneously with the Proposed Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Offering, including the proceeds of the Private Placement Warrants and Sponsor Loan (see Note 4), will be held in a U.S based trust account (“Trust Account”), with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds investing solely in

Tech and Energy Transition Corporation
Notes to Financial Statements

1. Description of Business and Operations (cont.)

U.S. Treasuries selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide its holders of the outstanding shares of its Class A common stock, par value $0.0001 (“Class A common stock”), sold in the Proposed Offering (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Share upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares (as defined below in Note 3) for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share).

These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”. In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination.

If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transactions is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote its Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Proposed Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares held by the initial stockholders in connection with the completion of a Business Combination.

Notwithstanding the foregoing, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group”, as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A common stock sold in the Proposed Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their shares of Class A common stock in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Proposed Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right

Tech and Energy Transition Corporation
Notes to Financial Statements

1. Description of Business and Operations (cont.)

to receive further liquidating distributions, if any), subject to applicable law, the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Proposed Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriter of the Proposed Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, except for the Company’s independent registered public accounting firm, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

At December 31, 2020, the Company had no cash and a working capital deficiency of $87,708. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. Management plans to address this uncertainty through the Proposed Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

In connection with the Company’s going concern considerations in accordance with ASU 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern” as of December 31, 2020, the Company has no cash and has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management plans to address this uncertainty through a Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Tech and Energy Transition Corporation
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The accompanying financial statements as of and for the nine months ended December 31, 2020 and 2019 have been prepared in accordance with U.S. GAAP for interim financial information and Article 10 of Regulation S-X. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the nine months ended December 31, 2020 and 2019 are not necessarily indicative of the results that may be expected for the year ending March 31, 2021.

Emerging growth company

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company, which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

Deferred offering costs consist of legal and accounting fees incurred through the balance sheet dates that are directly related to the Proposed Offering and that will be charged to stockholder’s equity upon the completion of the Proposed Offering. Should the Proposed Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income Taxes

Income taxes are accounted for under FASB ASC Topic 740, Income Taxes, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which

Tech and Energy Transition Corporation
Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC 740 also clarifies the accounting for income taxes by prescribing a “more likely than not” recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. The Company is subject to income tax examinations by major taxing authorities since inception. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020, March 31, 2020 and 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Net Loss per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding for the period, excluding shares of common stock subject to forfeiture by the initial stockholders. Weighted average shares were reduced for the effect of an aggregate of 1,312,500 shares of common stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriter (see Note 5). At December 31, 2020 and both March 31, 2020 and 2019, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurements and Disclosures”, approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recent Accounting Pronouncements - The Company’s management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. Proposed Offering

Pursuant to the Proposed Offering, the Company intends to offer for sale 35,000,000 units (plus up to an additional 5,250,000 if the underwriter’s over-allotment option is exercised) at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock (such shares of Class A common stock included in the Units being offered, the “Public Shares”), and one-third of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Tech and Energy Transition Corporation
Notes to Financial Statements

4. Private Placement Warrants

The Sponsor has agreed to purchase an aggregate of 6,900,000 Private Placement Warrants (or 7,600,000 warrants if the underwriters’ option to purchase additional units is exercised in full), at a price of $1.50 per Private Placement Warrant ($10,350,000 in the aggregate or $11,400,000 in the aggregate if the underwriters’ option to purchase additional units is exercised in full) in a private placement that will occur simultaneously with the closing of the Proposed Offering. Each Private Placement Warrant is exercisable for one share of Class A common stock at a price of $11.50 per share. The proceeds from the Private Placement Warrants will be added to the proceeds from the Proposed Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the warrants included in the Private Placement Warrants will expire worthless. The warrants included in the Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees. The warrants will expire five years after the completion of the Company’s Business Combination or earlier upon redemption or liquidation.

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

5. Related Party Transactions

Founder Shares

On December 4, 2017, the Company issued 100 shares of common stock, par value $0.01 per share, for an aggregate consideration of $25,000. As of December 31, 2020, March 31, 2020 and March 31, 2019, the Company recorded a stock subscription receivable of $25,000. The proceeds were received on January 11, 2021.

On January 22, 2021, the Company effectuated a recapitalization, and as a result, the Sponsor holds 9,056,250 shares of our Class B common stock (up to 1,181,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all).

On January 22, 2021, the Company issued to Dan Hesse 1,006,250 shares of our Class B common stock (up to 131,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all) in exchange for an initial investment of $2,467 (see Note 9). The Founder Shares outstanding are 10,062,500, of which the Sponsor holds 9,056,250 and Dan Hesse holds 1,006,250.

On January 22, 2021, the Company filed an amended and restated certificate of incorporation to change its par value of its Class A and B common stock from $0.01 to $0.0001. Information contained in the financial statements has been adjusted for this split.

The Founder Shares will automatically convert into shares of Class A common stock at the time of the Company’s initial Business Combination and are subject to certain transfer restrictions (see Note 7).

Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment, at any time. The initial stockholders have agreed to forfeit up to 1,312,500 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriter. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the underwriter so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Proposed Offering (not including the placement shares). If the Company increases or decreases the size of the offering, the Company will effect a stock dividend or share contribution back to capital, as applicable, immediately prior to the consummation of the Proposed Offering in such amount as to maintain the Founder Share ownership of the Company’s stockholders prior to the Proposed Offering at 20.0% of the Company’s issued and outstanding common stock upon the consummation of the Proposed Offering.

The initial stockholders will agree, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any

Tech and Energy Transition Corporation
Notes to Financial Statements

5. Related Party Transactions (cont.)

20-trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Underwriter

One of the underwriters is an affiliate of the Sponsor (see Note 6).

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the warrants included in the Private Placement Warrants.

Promissory Note- Related Party

The Sponsor has agreed to make available to the Company, under a promissory note, up to $950,000 to be used for a portion of the expenses of the Proposed Offering. The promissory note is non-interest bearing and will be repaid upon the completion of the Proposed Offering. As of December 31, 2020, and both March 31, 2020 and 2019, the Company had no amounts outstanding under the promissory note.

6. Commitments

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock) pursuant to a registration rights agreement to be signed on or before the date of the prospectus for the Proposed Offering. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriter a 45-day option to purchase up to 5,250,000 additional Units to cover over-allotments, if any, at the Proposed Offering price less the underwriting discounts and commissions.

The underwriters will be entitled to an underwriting discount of $0.20 per Unit, or $7,000,000 in the aggregate (or $8,050,000 if the underwriters’ option to purchase additional units is exercised in full, payable upon the closing of the Proposed Offering.

Tech and Energy Transition Corporation
Notes to Financial Statements

6. Commitments (cont.)

In addition, the underwriters will be entitled to a deferred underwriting discount of $0.35 per unit, or $12,250,000 (or up to $14,087,500 if the underwriters’ option to purchase additional units is exercised in full), payable upon the completion of our initial business combination.

7. Stockholder’s Equity

On January 22, 2021, the Company effectuated a recapitalization in the form of a 90,562.5 for 1 stock split. All shares have been retroactively restated.

On January 22, 2021, the Company issued to Dan Hesse 1,006,250 shares of our Class B common stock (up to 131,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all) in exchange for an initial investment of $2,467. All shares have been retroactively restated.

Class A Common Stock

The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share on each matter on which they are entitled to vote. As of December 31, 2020 and both March 31, 2020 and 2019, there were no shares of Class A common stock issued or outstanding.

Class B Common Stock

The Company is authorized to issue 50,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of December 31, 2020 and both March 31, 2020 and 2019, there were 10,062,500 shares of Class B common stock outstanding, of which an aggregate of up to 1,312,500 shares are subject to forfeiture to the Company by the Sponsor and Dan Hesse for no consideration to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the initial stockholders will collectively own 20% of the Company’s issued and outstanding common stock after the Proposed Offering.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Proposed Offering and related to the closing of the initial Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Proposed Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available.

Tech and Energy Transition Corporation
Notes to Financial Statements

7. Stockholder’s Equity (cont.)

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Proposed Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the warrants included in the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may redeem the Public Warrants (except with respect to the Private Placement Warrants):

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption,

•         if, and only if, the last reported sale price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity-linked securities).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption rights even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00

•        in whole and not in part;

•        at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock if, and only if, Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity-linked securities), the private placement warrants are also concurrently exercised on a cashless basis at the same price (equal to a number of Class A common stock) as the outstanding public warrants, as described above. The “fair market value” of our Class A common

Tech and Energy Transition Corporation
Notes to Financial Statements

7. Stockholder’s Equity (cont.)

stock for the above purpose shall mean the volume-weighted average price of the Class A common stock as reported during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. The Company will provide our warrant holders with the final fair market value no later than one business day after the ten-trading day period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.365 shares of Class A common stock per whole warrant (subject to adjustment)

In addition, if (x) the Company issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the board of directors and, (i) in the case of any such issuance to the Sponsor or any of its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance, and (ii) to the extent that such issuance is made to the Sponsor or any of its affiliates, without taking into account the transfer of Founder Shares or private placement warrants (including if such transfer is effectuated as a surrender to us and subsequent reissuance by the Company) by the Sponsor in connection with such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial business combination on the date of the consummation of an initial business combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates an initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”, as described in the warrant agreement.

The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

8. Income Taxes

The income tax provisions consist of the following:

	Nine Months Ended
	December 31, 2020	December 31, 2019
Current:
Federal	$157	$157

Deferred:
Federal	—	—
Total	$157	$157

Tech and Energy Transition Corporation
Notes to Financial Statements

8. Income Taxes (cont.)

	Years Ended
	March 31, 2020	March 31, 2019
Current:
Federal	$217	$217

Deferred:
Federal	—	—
Total	$217	$217

The income tax provisions are computed by applying the statutory U.S. federal income tax rate to income before income taxes:

	December 31, 2020		December 31, 2019
U.S. federal income tax at statutory rate		$157		$157
	$		$
Effective tax rate		21%		21%
	March 31, 2020		March 31, 2019
U.S. federal income tax at statutory rate		$217		$217
	$		$
Effective tax rate		21%		21%

For periods up to December 31, 2020, the Company is a recognized taxpayer within a Federal and certain state tax consolidated groups, as required, and the resulting tax receivable is recognized as a current tax asset. The Company pays its share of non-income based state taxes and recorded as current period expenses as incurred.

9. Subsequent Events

The Company evaluates subsequent events and transactions that occur after the balance sheet date through January 25, 2021, the date that the financial statements were issued. Except for the events noted below, Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements other than those noted above.

On January 22, 2021, the Company effectuated a recapitalization, and as a result, the Sponsor holds 9,056,250 shares of our Class B common stock (up to 1,181,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all). All shares have been retroactively restated.

On January 22, 2021, the Company issued to Dan Hesse 1,006,250 shares of our Class B common stock (up to 131,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all) in exchange for an initial investment of $2,467. All shares have been retroactively restated.

On January 22, 2021, the Company filed an amended and restated certificate of incorporation to change its par value of its Class A and B common stock from $0.01 to $0.0001. The par value has been retroactively restated for all periods presented.

Tech and Energy Transition Corporation

Book-Running Managers

Citigroup	BofA Securities	Macquarie Capital

Until          , 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

SEC expenses	$43,913
FINRA expenses	60,875
Accounting fees and expenses	100,000
Printing and engraving expenses	25,000
Travel and road show expenses	10,000
Directors and officers insurance premiums(1)	1,500,000
Legal fees and expenses	450,000
Nasdaq listing and filing fees	80,000
Miscellaneous	80,212
Total	$2,350,000

____________

(1)      This amount represents the approximate amount of annual director and officer liability insurance premiums the registrant anticipates paying following the completion of its initial public offering and until it completes a business combination.

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation will provide that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, or the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a merger or consolidation which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation, will provide that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our amended and restated certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our amended and restated certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our amended and restated certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by applicable law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our amended and restated certificate of incorporation will also provide that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which will be conferred by our amended and restated certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation may have or hereafter acquire under law, our amended and restated certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our amended and restated certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by applicable law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated certificate of incorporation.

Our bylaws, which we intend to adopt immediately prior to the closing of this offering, include the provisions relating to advancement of expenses and indemnification rights consistent with those which will be set forth in our amended and restated certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by applicable law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We will enter into indemnification agreements with each of our officers and directors a form of which is to be filed as Exhibit 10.7 to this Registration Statement. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Pursuant to the Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

We were initially formed on December 4, 2017 and capitalized with $25,000. Prior to the initial investment in the company of $25,000, the company had no assets, tangible or intangible. The per share price of the founder shares was determined by dividing the amount of cash contributed to us by the number of founder shares issued. On January 22, 2021, we undertook the Recapitalization and, as a result, our sponsor holds 9,056,250 shares of our Class B common stock (up to 1,181,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all). On January 22, 2021, we issued to Dan Hesse 1,006,250 shares of our Class B common stock (up to 131,250 of which are subject to forfeiture depending on the extent to which the underwriters’ option to purchase additional units is exercised, if at all) in exchange for an initial investment of $2,467. The number of founder shares to be issued in the Recapitalization was determined based on the expectation that the total size of this offering would be a maximum of 40,250,000 units if the underwriters’ option to purchase additional units is exercised in full, and therefore such founder shares would represent 20% of the issued and outstanding shares of common stock after this offering. If we increase or decrease the size of this offering, we will effect a subsequent stock split, stock dividend or share contribution back to capital, as applicable, immediately prior to the consummation of this offering in such amount as to maintain the ownership of our initial stockholders at 20% of the issued and outstanding shares of common stock after this offering. Up to 1,312,500 founder shares are subject to forfeiture by our sponsor and Dan Hesse depending on the extent to which the underwriters’ option to purchase additional units is exercised. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Tech and Energy Transition Sponsor LLC and Dan Hesse are accredited investors for purposes of Rule 501 of Regulation D.

In addition, Tech and Energy Transition Sponsor LLC, our sponsor, has committed to subscribe to purchase from us an aggregate of 6,900,000 private placement warrants (or 7,600,000 warrants if the underwriters’ option to purchase additional units is exercised in full) at $1.50 per warrant (for an aggregate purchase price of $10,350,000 or $11,400,000 if the underwriters’ option to purchase additional units is exercised in full). This purchase will take place on a private placement basis simultaneously with the completion of our initial public offering. This subscription will be made pursuant to a private pro rata rights offering to our initial stockholders that we will conduct prior to the closing of this offering. This subscription will be made pursuant to a private pro rata rights offering that we will conduct prior to the closing of this offering. Under the terms of the private pro rata rights offering, by providing written notice, our board of directors may, in any number of transactions, require our sponsor to purchase the private placement warrants on the date set forth in the written notice. The maximum total number of private placement warrants that our sponsor has agreed to purchase is 7,600,000. Any such issuances will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

No underwriting discounts or commissions were paid with respect to such sales.

Item 16. Exhibits and Financial Statement Schedules.

(a)     Exhibits.    The following exhibits are being filed herewith:

Exhibit	Description
1.1*	Form of Underwriting Agreement
3.1**	Certificate of Incorporation
3.2**	Certificate of Amendment of Certificate of Incorporation
3.3*	Form of Amended and Restated Certificate of Incorporation
3.4*	Bylaws
4.1*	Specimen Unit Certificate
4.2*	Specimen Class A Common Stock Certificate
4.3*	Specimen Warrant Certificate (included in Exhibit 4.4)
4.4*	Form of Warrant Agreement between and the Registrant
5.1*	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1**	Promissory Note, dated December 16, 2020 issued to Tech and Energy Transition Sponsor LLC
10.2*	Form of Letter Agreement among the Registrant and the Registrant’s officers and directors and Tech and Energy Transition Sponsor LLC and its members
10.3*	Form of Investment Management Trust Agreement between and the Registrant
10.4*	Form of Registration Rights Agreement between the Registrant and certain security holders
10.5**	Securities Subscription Agreement, dated December 4, 2017, between the Registrant and M Acquisition IV Sponsor, LLC
10.6*	Warrants Subscription Agreement between the Registrant and Tech and Energy Transition Sponsor LLC
10.7*	Form of Indemnity Agreement
10.8**	Securities Subscription Agreement, dated January 22, 2021, between the Registrant and Dan Hesse
14*	Form of Code of Ethics
23.1*	Consent of Marcum LLP
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24*	Power of Attorney (included on signature page of this Registration Statement)
99.1**	Consent of Dan Hesse
99.2**	Consent of Virginia Breen

____________

*        To be filed by amendment.

**      Filed herewith

(b)    Financial Statements.    See page F-1 for an index to the financial statements and schedules included in the registration statement.

Item 17. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining liability of a registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the         day of          2021.

TECH AND ENERGY TRANSITION CORPORATION
By:
Name:	John Spirtos
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of John Spirtos and Stephan Feilhauer, each acting alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and President	, 2021
John Spirtos	(Principal Executive Officer)
	Chief Financial Officer	, 2021
Stephan Feilhauer	(Principal Financial and Accounting Officer)

Lawrence Handen	Director	, 2021

David Roseman	Director	, 2021